UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)

                NEXIQ TECHNOLOGIES, INC. (f/k/a WPI GROUP, INC.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    92930K107
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                                 (CUSIP Number)

                                Gerald R. Allard

                           520 South Collier Boulevard

                                Chalet Number 301

                           Marco Island, Florida 38937

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                January 29, 2001
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. []

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
1  NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES
   ONLY)

   Gerald R. Allard
================================================================================
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) []
                                                    (b) []
================================================================================
3  SEC USE ONLY


================================================================================
4  SOURCE OF FUNDS (See Instructions)

   PF
================================================================================
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d
   or 2(e)
                                                        []
================================================================================
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
================================================================================
                     7   SOLE VOTING POWER

                         0

  NUMBER OF          ===========================================================
                     8   SHARED VOTING POWER
   SHARES
                         801,299 - See Item 5 of this Schedule 13D
 BENEFICIALLY            (Amendment No. 3)
                     ===========================================================
   OWNED BY          9   SOLE DISPOSITIVE POWER

     EACH                801,299 - See Item 5 of this Schedule 13D
                         (Amendment No. 3)
   REPORTING         ===========================================================
                     10   SHARED DISPOSITIVE POWER
    PERSON

     WITH                 0
================================================================================
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   801,299- See Item 5 of this Schedule 13D (Amendment No. 3)
================================================================================
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
   Instructions)
                                                        []
================================================================================
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   9.83% - See Item 5 of this Schedule 13D (Amendment No. 3)
================================================================================
14 TYPE OF REPORTING PERSON (See Instructions)

   IN
================================================================================

ITEM 1. SECURITY AND ISSUER.

    This Schedule 13D (Amendment No. 3) relates to the common stock, $.01 par value (the "COMMON STOCK"), of NEXIQ Technologies, Inc.(f/k/a WPI Group, Inc.), a New Hampshire corporation with its principal executive offices at 1155 Elm Street, Manchester, New Hampshire 03101 (the "COMPANY").

ITEM 2. IDENTITY AND BACKGROUND.

(a) This Schedule 13D (Amendment No. 3) is being filed by Gerald R. Allard.*

(b) Gerald R. Allard's residence address is 520 South Collier Boulevard, Chalet Number 301, Marco Island, Florida 38937.

(c) The principal occupation of Gerald R. Allard is investor.

(d) Gerald R. Allard has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Gerald R. Allard has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Gerald R. Allard is a citizen of the United States.

-----------

    * All shares are held by Gerald R. Allard, Trustee of the Gerald R. Allard Revocable Trust of 1994, a grantor trust.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Since filing Schedule 13D (Amendment No. 2) on September 8, 2000, Gerald R. Allard has acquired additional shares of Common Stock of the Company, Common Stock Purchase Warrants exercisable for additional shares of Common Stock of the Company and Convertible Subordinated Notes convertible into additional shares of Common Stock of the Company. The source of the funds or other consideration used in making such acquisitions was personal funds, none of which were borrowed. The aggregate purchase price of the securities was $314,206.40.

ITEM 4. PURPOSE OF THE TRANSACTION.

    Gerald R. Allard acquired the securities for investment purposes. Gerald R. Allard does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b), (c), (f), (h), (i) or (j) of
Item 4 of Schedule D. Gerald R. Allard may, at any time and from time to time, engage in further purchases or sales of the Company's securities. Gerald R. Allard is a party to a certain Stockholders Agreement dated August 9, 2000 by and among Sunrise Capital Partners, L.P., a Delaware limited partnership ("SUNRISE"), The John R. Allard Revocable Trust of 1993, Kim M. Socha, The Michael E. Allard Revocable Trust of 1994, Lisa A. Dibrigida, Gerald R. Allard, The Samy Nazarian Trust, The Nazarian Family Trust, Younes Nazarian, Richard A. Bayer and Michael Foster (the "STOCKHOLDERS AGREEMENT") pursuant to which he has agreed to vote in favor of the election of up to four nominees designated by Sunrise to the Board of Directors and the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The aggregate number of shares of Common Stock of the Company beneficially owned by Gerald R. Allard is 801,299 (which figure includes 41,642 shares of Common Stock which Gerald R. Allard has the right to acquire within 60 days pursuant to the exercise of Common Stock Purchase Warrants and 212,379 shares of Common Stock which Gerald R. Allard has the right to acquire pursuant to the conversion of Convertible Subordinated Notes held by him), representing approximately 9.83% of the class. The aggregate number of shares of Common Stock of the Company previously reported as being beneficially owned by Gerald R. Allard in Schedule 13D (Amendment No. 2) as filed on September 8, 2000 was overstated by 21,000 shares. The actual aggregate number of shares of Common Stock beneficially owned by Gerald R. Allard that should have been reported in such Schedule 13D (Amendment No. 2) was 656,012 (which figure included 31,907 shares of Common Stock which Gerald R. Allard had the right to acquire within 60 days pursuant to the exercise of a Common Stock Purchase Warrant and 162,727 shares of Common Stock which Gerald R. Allard had the right to acquire pursuant to the conversion of a Convertible Subordinated Note held by him).

(b) Gerald R. Allard has shared power (with Sunrise) to vote or direct the vote, and sole power to dispose or direct the disposition of, the shares. Sunrise is a Delaware limited partnership and a private investment fund having its principal place of business and principal office at 685 Third Avenue, 15th Floor, New York, NY 10017. Sunrise has not, during the last five years, (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Sunrise's shared power to vote or direct the vote of the shares extends only to votes in favor of the election of up to four nominees designated by Sunrise to the

Board of Directors of the Company. These rights were granted pursuant the Stockholders Agreement.

(c) Gerrald R. Allard effected the purchase of (i) a Common Stock Purchase Warrant exercisable for 4,878 shares of Common Stock of the Company at $1.75 per share and a $42,686.50 Convertible Subordinated Note convertible into 24,880 shares of Common Stock of the Company on November 16, 2000 in a single private transaction for an aggregate purchase price of $42,686.40 (a purchase price of $0.54 per share was allocated to the Common Stock Purchase Warrants for tax purposes), (ii) a Common Stock Purchase Warrant exercisable for 5,343 shares of Common Stock of the Company at $1.75 per share and a $42,500.00 Convertible Subordinated Note convertible into 24,772 shares of Common Stock of the Company on January 29, 2001 in a single private transaction for an aggregate purchase price of $42,500.00 (a purchase price of $0.54 per share was allocated to the Common Stock Purchase Warrants for tax purposes); and (iii) the following shares of Common Stock of the Company, in broker transactions:

Date                           No. of Shares            Price Per Share

August 10, 2000                10,000                      $1.60
September 5, 2000              20,000                      $1.50
November 15, 2000              8,500                       $2.61
November 21, 2000              1,500                       $2.81
November 24, 2000              1,000                       $2.00
November 24, 2000              1,000                       $2.19
November 24, 2000              8,000                       $3.00
November 28, 2000              1,000                       $2.50
December 5, 2000               1,000                       $2.13
December 5, 2000               4,000                       $2.50
December 5, 2000               5,000                       $2.56
December 6, 2000               5,000                       $2.38
December 7, 2000               1,000                       $2.38
December 11, 2000              1,000                       $2.63
December 11, 2000              2,000                       $2.75
December 20, 2000              10,000                      $1.50
December 28, 2000              5,000                       $1.31
December 29, 2000              5,000                       $1.31
January 18, 2001               3,000                       $2.94
February 12, 2001              5,000                       $2.88
February 15, 2001              9,000                       $3.03

In addition, Gerald R. Allard effected the sale of the following shares of Common Stock of the Company, in broker transactions:

Date                              No. of Shares        Price Per Share

November 16, 2000                 3,000                  $3.05
December 11, 2000                 1,000                  $2.83

December 11, 2000                 1,000                  $2.47
January 31, 2001                  2,600                  $3.05
January 31, 2001                  5,000                  $3.05
January 31, 2001                  7,000                  $3.05
January 31, 2001                    400                  $3.05
March 12, 2001                    1,000                  $2.07

(d)      Not applicable.

(e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Gerald R. Allard is a party to the Stockholders Agreement pursuant to which he has agreed to vote in favor of the election of up to four nominees designated by Sunrise to the Board of Directors the Company.

    Gerald R. Allard and Sunrise are the parties to a certain Participation Agreement dated August 9, 2000 pursuant to which Gerald R. Allard purchased from the Company 30,878 shares of Common Stock of the Company, a Common Stock Purchase Warrant to purchase 31,907 shares of Common Stock for $1.75 per share on or before August 9, 2005 and a $279,188.60 Convertible Subordinated Note convertible into 162,727 shares of Common Stock of the Company on or before August 9, 2003.

    Gerald R. Allard and Sunrise are the parties to a certain Participation Agreement dated November 16, 2000 pursuant to which Gerald R. Allard purchased from the Company a Common Stock Purchase Warrant to purchase 4,878 shares of Common Stock of the Company for $1.75 per share on or before November 16, 2005 and a $42,686.40 Convertible Subordinated Note convertible into 24,880 shares of Common Stock of the Company on or before August 9, 2003.

    Gerald R. Allard and Sunrise are the parties to a certain Participation Agreement dated January 29, 2001 pursuant to which Gerald R. Allard purchased from the Company a Common Stock Purchase Warrant to purchase 4,857 shares of Common Stock of the Company for $1.75 per share on or before January 29, 2006 and a $42,500.00 Convertible Subordinated Note convertible into 24,772 shares of Common Stock of the Company on or before August 9, 2003.

    The shares of Common Stock of the Company held by Gerald R. Allard are subject to a Registration Rights Agreement dated August 9, 2000 by and among the Company, Sunrise, The John R. Allard Revocable Trust of 1993, Kim M. Socha, the Michael E. Allard Revocable Trust of 1994, Lisa A. Dibrigida, Gerald R. Allard, The Samy Nazarian Trust, The Nazarian Family Trust, Younes Nazarian, Richard A. Bayer and Michael Foster.

    The information pertaining to each of the exhibits listed in Item 7 is hereby incorporated, in its entirety, into this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibits 1 through 4 beow were inadvertently omitted from the Schedule 13D (Amendment No. 2) as filed on September 8, 2000).

1. Stockholders Agreement dated August 9, 2000 by and among Sunrise, The John R. Allard Revocable Trust of 1993, Kim M. Socha, The Michael E. Allard Revocable Trust of 1994, Lisa A. Dibrigida, Gerald R. Allard, The Samy Nazarian Trust, The Nazarian Family Trust, Younes Nazarian, Richard A. Bayer and Michael Foster.

2. Participation Agreement dated August 9, 2000 by and between Sunrise and Gerald R. Allard.

3. Common Stock Purchase Warrant dated August 9, 2000 from the Company to Gerald
R. Allard.

4. Convertible Note Agreement dated July 31, 2000 by and among the Company, WPI Electronics, Inc., WPI Magnetec, Inc., WPI MicroPalm, Inc., WPI Power Systems, Inc., WPI Termiflex, Inc., WPI Micro Processor Systems, Inc., WPI Decisionkey, Inc., WPI UK Holding, Inc., WPI Holding II, Inc., WPI Oystyer Terminals, Inc., WPI Husky Technology, Inc., WPI Instruments, Inc. and Sunrise.

5. Participation Agreement dated November 16, 2000 by and between Sunrise and Gerald R. Allard.

6. Common Stock Purchase Warrant dated November 16, 2000 from the Company to Gerald R. Allard.

7. Participation Agreement dated January 29, 2001 by and between Sunrise and Gerald R. Allard.

8. Common Stock Purchase Warrant dated January 29, 2001 from the Company to Gerald R. Allard.


SIGNATURE.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 15, 2001

                                                    /s/Gerald R. Allard
                                                    ----------------------------
                                                    Gerald R. Allard

                             STOCKHOLDERS AGREEMENT

         STOCKHOLDERS AGREEMENT, dated as of August 9, 2000 (the "Agreement") is made by and among Sunrise Capital Partners, L.P., a Delaware limited partnership ("Sunrise") and each of The John R. Allard Revocable Trust of 1993, Kim A. Socha, The Michael E. Allard Revocable Trust of 1994, Lisa A. Dibrigida, Gerald
R. Allard, The Samy Nazarian Trust, The David and Angella Nazarian Family Trust, Younes Nazarian, Richard A. Beyer and Michael Foster (each a "Holder" and, together with the Original Holder, the "Holders")(collectively, the "Holders").

                                    RECITALS

         WHEREAS, Sunrise and the other Holders own shares of Parent Stock (as defined below);

         WHEREAS, the execution and delivery of this Agreement is a condition to the transactions contemplated by that certain Convertible Note Agreement, dated as of the July 31, 2000, by and among Sunrise, WPI Group, Inc. ("Parent") and its subsidiaries (the "Convertible Note Agreement"); and

         WHEREAS, the Holders have agreed to enter into this Agreement.

         NOW, THEREFORE, the parties hereto agree as follows:

         1. Representations and Warranties of the Holders. Each Holder represents and warrants to Sunrise as follows:

                  (a) Ownership of Securities. The Holder is the record and beneficial owner of the number of shares of WPI Group, Inc. Common Stock ("Parent Stock") set forth on the signature page to this Agreement (the "Existing Securities," and, together with any shares of Parent Stock or other securities of the Parent hereafter acquired by the Holder, the "Subject Securities"). As of the date hereof, the Holder is also the record and beneficial owner of options to purchase the number of shares of Parent Stock as are set forth on the signature page to this Agreement (the "Options"). The Holder does not own any capital stock or other securities of the Parent (including any options, warrants, rights, commitments, preemptive right or agreements of any kind for the issuance or sale of, or outstanding securities convertible into any shares of capital stock, of any class, of Parent stock, or outstanding warrants, options or other rights to acquire any such convertible securities or stock appreciation rights or other instrument whose value is derived from the Stock) on the date of this Agreement other than (i) the Existing Securities, (ii) the Options and (iii) warrants and convertible debt instruments issued by Parent pursuant to the Convertible Note Agreement.

The Holder has sole voting power and sole power to issue instructions with respect to the voting of the Existing Securities, sole power of disposition, sole power of exercise or conversion and the sole power to demand appraisal rights, in each case with respect to all of the Existing Securities. On the date of the annual meeting of stockholders of the Parent or, if applicable, on the effective date of the written consent in lieu of a meeting, at which or pursuant to which the Charter Amendment (as defined in the Convertible Note Agreement) and the election of directors of parents are to be considered, the Holder will have sole voting power and sole power to issue instructions with respect to the voting of all of the Subject Securities, sole power of disposition, sole power of exercise or conversion and the sole power to demand appraisal rights, in each case with respect to all of the Subject Securities.

                  (b) Power; Binding Agreement. The Holder has full power and authority to enter into and perform all of the Holder's obligations under this Agreement. The execution by Holder of this Agreement and the performance of its obligations hereunder have been duly authorized by all necessary corporate or partnership action on the part of Holder and no other action on the part of Holder is required in connection therewith. This Agreement has been duly and validly executed and delivered by the Holder and constitutes a valid and binding agreement of the Holder, enforceable against the Holder in accordance with its terms.

                  (c) No Conflicts. No filing with, and no permit, authorization, consent or approval of, any state or federal public body or authority is necessary for the execution of this Agreement by the Holder and the consummation by the Holder of the transactions contemplated hereby and neither the execution and delivery of this Agreement by the Holder nor the consummation by the Holder of the transactions contemplated hereby nor compliance by the Holder with any of the provisions hereof shall conflict with or result in any breach of any applicable organizational documents of the Company applicable to the Holder or, if applicable, any organizational documents of the Holder (including without limitation any charter documents or partnership agreement), result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third-party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which the Holder is a party or by which the Holder's properties or assets may be bound or violate any order, writ, injunction, decree, judgment, order, statute, rule or regulation applicable to the Holder or any of the Holder's properties or assets.

                  (d) No Liens. The Existing Securities are now and, at all times during the term hereof, the Subject Securities will be held by the Holder, or by a nominee or custodian for the benefit of such Holder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever.

         2. Agreement to Vote Shares. At every meeting of the stockholders of the Parent called with respect to any of the following, and at every postponement or adjournment thereof, and on every action or approval by written consent of the stockholders of the Parent with respect to any of the following, each Holder agrees that it shall vote all of the Subject Securities that it owns beneficially and of record on the record date of any such vote in favor of an amendment the Certificate of Incorporation of the Parent to provide for an increase in the number of shares of common stock permitted to be issued from 20,000,000 to 75,000,000 (the "Charter Amendment Vote"). Each Holder further agrees that at any time that nominees for the election to the Board of Directors of the Parent are submitted to the stockholders of the Parent, or a proposal to remove any incumbent member of the Board of Directors of the Parent is submitted to such stockholders, the parties hereto agree to vote, or cause to be voted, all Subject Securities then held by such party, whether beneficially or of record, or any Subject Securities over which such party exercises voting control, in favor of up to four nominees designated in writing by Sunrise. In the event that any Sunrise nominee is unable to serve out his or her term, resigns from the Board of Directors of Parent or declines to be nominated for election, Sunrise shall have the right to designate in writing a replacement nominee.

         3. IRREVOCABLE PROXY. EACH OF THE HOLDERS HEREBY GRANTS TO, AND APPOINTS SUNRISE AND ANY PRINCIPAL OF SUNRISE, IN ITS CAPACITY AS AN OFFICER OF SUNRISE, AND ANY INDIVIDUAL WHO SHALL HEREAFTER SUCCEED TO ANY SUCH OFFICE OF SUNRISE, AND ANY OTHER DESIGNEE OF SUNRISE, EACH OF THEM INDIVIDUALLY, THE HOLDER'S PROXY AND ATTORNEY-IN-FACT (WITH FULL POWER OF SUBSTITUTION) TO VOTE OR ACT BY WRITTEN CONSENT WITH RESPECT TO THE HOLDER'S SUBJECT SECURITIES IN ACCORDANCE WITH SECTION 2 HEREOF. THIS PROXY IS COUPLED WITH AN INTEREST AND SHALL BE IRREVOCABLE, AND EACH HOLDER WILL TAKE SUCH FURTHER ACTION OR EXECUTE SUCH OTHER INSTRUMENTS AS MAY BE NECESSARY TO EFFECTUATE THE INTENT OF THIS PROXY AND HEREBY REVOKES ANY PROXY PREVIOUSLY GRANTED BY IT WITH RESPECT TO THE SUBJECT SECURITIES.

         4. Covenants of the Holder. Each of the Holders hereby agree and covenant that:

                  (a) Restriction on Transfer, Proxies and Noninterference. The Holder shall not, directly or indirectly: (i) until the earlier to occur of (x) the Charter Amendment Vote or (y) ninety days from the date of this Agreement, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of the Subject Securities; (ii) except as contemplated by this Agreement, grant any proxies or powers of attorney, deposit any such Subject Securities into a voting trust or enter into a voting agreement with respect to any of the Subject Securities; or (iii) take any action that would make any representation or warranty contained herein untrue or incorrect or have the effect of preventing, restricting or disabling such Holder from performing its obligations under this Agreement. After the occurrence of the Charter Amendment Vote, any Holder which offers for sale, sells, transfers, tenders, pledges, encumbers, assigns or otherwise disposes of, or enters into any contract, option or other arrangement or understanding with respect to or consents to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of the Subject Securities, shall, within five (5) business days of such event, deliver to Sunrise (at the address set forth in Section 7 hereof) written notice of the occurrence of such event. Such notice shall set forth the number and class of Subject Securities which were the subject of the transaction, the date of the transaction, and the number of each class of Subject Securities owned by the Holder after giving effect to the transaction.

         6. Assignment; Benefits. The rights (but not the obligations) of Sunrise hereunder may be assigned, in whole or in part, to any direct wholly-owned subsidiary of Sunrise, to the extent and for so long as it remains a direct wholly-owned subsidiary of Sunrise. Other than as permitted in the preceding sentence, this Agreement may not be assigned by any party hereto without the prior written consent of the other party. This Agreement shall be binding upon, and shall inure to the benefit of, the Holder, Sunrise and their respective successors and permitted assigns.

         7. Notices. Any notice required to be given hereunder shall be in writing and shall be sent by facsimile transmission (confirmed by any of the methods that follow), courier service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid) to the address of such party set forth on Annex A hereto or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so delivered.

         8. Specific Performance. The parties hereto agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state thereof having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

         9. Amendment. This Agreement may not be amended or modified, except by an instrument in writing signed by or on behalf of each of the parties hereto. This Agreement may not be waived by either party hereto, except by an instrument in writing signed by or on behalf of the party granting such waiver.

         10. Governing Law; Jurisdiction and Venue. This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of New York, without regard to its rules regarding conflict of laws. The parties hereto hereby irrevocably and unconditionally consent to and submit to the exclusive jurisdiction of the courts of the State of New York for any actions, suits or proceedings arising out of or relating to this Agreement, the transactions contemplated hereby or any document referred to herein (and the parties agree not to commence any action, suit or proceeding related thereto except in such courts), and further agree that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth on the signature pages hereto shall be effective service of process for any such action, suit or proceeding brought against any party in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby, in the courts of the State of New York or the United States of America located in the State of New York, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in any inconvenient forum.

         11. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

         12. Defined Terms. Terms used herein but not otherwise defined shall have the meanings set forth in the Convertible Note Agreement.

         13. Termination. This Agreement shall terminate upon the termination of the Convertible Note Agreement pursuant to its terms. Upon any termination of this Agreement, this Agreement shall thereupon become void and of no further force and effect, and there shall be no liability in respect of this Agreement or of any transactions contemplated hereby or by the Convertible Note Agreement on the part of any party hereto or any of its directors, officers, partners, stockholders, employees, agents, advisors, representatives or affiliates; provided, however, that nothing herein shall relieve any party from any liability for such party's willful breach of this Agreement; and provided further that nothing herein shall limit, restrict, impair, amend or otherwise modify the rights, remedies, obligations or liabilities of any person under any other contract or agreement, including, without limitation, the Convertible Note Agreement.

                [Remainder of this Page Intentionally Left Blank]

         IN WITNESS WHEREOF, this Agreement has been executed by or on behalf of each of the parties hereto, all as of the date first above written above.


                                       SUNRISE CAPITAL PARTNERS, L.P.

                                       By: Sunrise Advisors, LLC,
                                           its General Partner

                                             By: /s/Joseph A. Julian
                                               ---------------------------------
                                             Name:  JOSEPH A. JULIAN
                                             Title: Principal

                                       Existing Securities:
                                       -------------------
                                             Class: Common
                                                   -----------------------------
                                             Number of Shares: 1,534,900
                                                              ------------------
                                       Options:
                                       -------
                                             Number of Underlying Shares: ---
                                                                        --------


                                       HOLDERS:

                                       THE JOHN R. ALLLARD REVOCABLE TRUST
                                       OF 1993

                                             By:/s/John R. Allard
                                                --------------------------------
                                             Name:
                                             Title: Trustee

                                       Existing Securities:
                                       -------------------
                                             Class: Common
                                                   -----------------------------
                                             Number of Shares: 14,390
                                                              ------------------


                                        /s/Kim A. Socha
                                       -------------------------------
                                       KIM A. SOCHA

                                       Existing Securities:
                                       -------------------
                                             Class: Common
                                                   -----------------------------
                                             Number of Shares: 30,878
                                                              ------------------

                                       THE MICHAEL E. ALLARD
                                       REVOCABLE TRUST OF 1994

                                             By: /s/Michael E. Allard
                                                --------------------------------
                                             Name:  MICHAEL E. ALLARD
                                             Title: Trustee

                                       Existing Securities:
                                       -------------------
                                             Class: Common
                                                   -----------------------------
                                             Number of Shares: 30,878
                                                              ------------------


                                       /s/Lisa A. Dibridgida
                                       -------------------------------
                                       LISA A. DIBRIDGIDA

                                       Existing Securities:
                                       -------------------
                                             Class: Common
                                                   -----------------------------
                                             Number of Shares: 30,878


                                       /s/Gerald R. Allard
                                       ------------------------------
                                       GERALD R. ALLARD

                                        Existing Securities:
                                       -------------------
                                             Class: Common
                                                   -----------------------------
                                             Number of Shares: 482,378
                                                               -----------------


                                       THE SAMY NAZARIAN TRUST

                                             By:/s/David Nazarian
                                                --------------------------------
                                             Name:  David Nazarian
                                             Title: Trustee

                                       Existing Securities:
                                       -------------------
                                             Class: Common
                                                   -----------------------------
                                             Number of Shares: 51,648
                                                              ------------------

                                       THE DAVID AND ANGELLA
                                       NAZARIAN FAMILY TRUST

                                             By: /s/David Nazarian
                                                --------------------------------
                                             Name:  David Nazarian
                                             Title: Trustee

                                             By: /s/Angella Nazarian, Trustee
                                                --------------------------------
                                             Name:    Angella Nazarian
                                             Title:   Trustee

                                       Existing Securities:
                                       -------------------
                                             Class: Common
                                                   -----------------------------
                                             Number of Shares: 27,469
                                                              ------------------

                                        /s/Younes Nazarian
                                       ----------------------------
                                       YOUNES NAZARIAN

                                       Existing Securities:
                                       -------------------
                                             Class: Common
                                                   -----------------------------
                                             Number of Shares: 75,451
                                                              ------------------

                                        /s/Richard A. Beyer
                                       ----------------------------
                                       RICHARD A. BEYER

                                       Existing Securities:
                                       -------------------
                                             Class: Common
                                                   -----------------------------
                                             Number of Shares: 6,715
                                                              ------------------

                                        /s/Michael Foster
                                       ----------------------------
                                       MICHAEL FOSTER

                                       Existing Securities:
                                       -------------------
                                             Class: Common
                                                   -----------------------------
                                             Number of Shares: 608,657
                                                              ------------------
                                       Options:
                                       -------
                                             Number of Underlying Shares:317,280
                                                                        --------
                                      S-3

                                     ANNEX A

                    Notification Information for the Holders:
                    ----------------------------------------


Sunrise Capital Partners, L.P.                 The Nazarian Family Trust
685 Third Avenue, 15th Floor                   c/o David and Angella Nazarian,
New York, NY 10017                             Trustees
Attention: Joseph Julian                       1206 Amalfi Drive
Telecopy: 212-582-3016                         Pacific Palisades, CA 90272

The John R. Allard Revocable                   The Samy Nazarian Trust
Trust of 1993                                  c/o David Nazarian, Trustee
c/o John R. Allard, Trustee                    1206 Amalfi Drive
96 Riverview Park                              Pacific Palisades, CA 90272
Manchester, NH 03012

Lisa A. Dibrigida                              Younes Nazarian
32 Puritan Drve                                157 N. Delfern Drive
Bedford, NH 03110                              Los Angeles, CA 90077

Kim M. Socha                                   Richard Beyer
75 Riverview Park                              11571 Lake Newport
Bedford, NH 03102                              Reston, VA 20194

The Michael E. Allard Revocable                Michael Foster
Trust of 1994                                  _________________
c/o Michael E. Allard                          _________________
89 Riverview Park                              _________________
Manchester, NH 03102

Gerald R. Allard
92 Riverview Park
Manchester, NH 03102

                             PARTICIPATION AGREEMENT

         THIS PARTICIPATION AGREEMENT ("Agreement") dated as of August 9, 2000 is by and between SUNRISE CAPITAL PARTNERS, L.P., a Delaware limited partnership ("Lender" as hereinafter further defined) and Gerald R. Allard ("Participant"as hereinafter further defined).

                              W I T N E S S E T H :
                               -------------------


         WHEREAS, Lender has entered into financing arrangements with WPI Group, Inc., a New Hampshire Corporation ("Parent") and WPI Electronics, Inc., WPI Magnetec, Inc., WPI Micro Palm, Inc., WPI Micro Processor Systems, Inc., WPI Decisionkey, Inc., WPI UK Holding, Inc., WPI UK Holding II, Inc., WPI Instruments, Inc., WPI Power Systems, Inc., WPI Termiflex, Inc., and WPI Oyster Terminals, Inc., each a New Hampshire corporation, and WPI Husky Technology, Inc., a Florida corporation (referred to and defined collectively, along with the Parent, as the "Borrowers") pursuant to which Lender purchased convertible promissory notes and certain other securities and provided financial accommodations to Borrowers as set forth in the Convertible Note Agreement, dated July 31, 2000, by and between Lender and Borrowers and as may hereafter be further amended, modified, supplemented, extended, renewed, restated or replaced, is referred to herein as the "Convertible Note Agreement");

         WHEREAS, Participant has requested that Lender sell to Participant a Participation in the Term A Note (as defined in the Convertible Note Agreement) purchased by Lender from the Borrowers, together with certain shares of Common Stock and Warrants issued to Lender pursuant to the Convertible Note Agreement, and Lender is willing to sell such Participation and shares of Common Stock and Warrants to Participant, subject to the terms and conditions contained herein.

         NOW THEREFORE, in consideration of the mutual benefits accruing to Lender and Participant hereunder and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto do hereby agree as follows:

1.       DEFINITIONS

         As used above and in this Agreement, the following terms shall have the meanings ascribed to them below:

         1.1 "Borrowers" shall mean those entities identified in the preamble hereto, and their respective successors and assigns, including, without limitation, any receiver, administrator, custodian, liquidator, trustee or debtor-in-possession on behalf of any such person or on behalf of any such successor or assign.

         1.2 "Collateral" shall have the meaning set forth in the Convertible Note Agreement.

         1.3 "Collections" shall mean all cash or other immediately available funds received by Lender for application to the Obligations (as defined in the Convertible Note Agreement), whether as proceeds of Collateral or otherwise.

         1.4 "Common Stock" shall mean the Common Stock, par value $.01 per share, of Parent issued to the Lender in connection with the purchase by the Lender of the Term A Notes.

         1.5 "Event of Default" shall have the meaning set forth in the Convertible Note Agreement.

         1.6 "Insolvency Proceeding" shall mean, as to any Person, any of the following: (a) any case or proceeding with respect to such Person under the U.S. Bankruptcy Code or any other Federal or State bankruptcy, insolvency, reorganization or other law affecting creditors' rights or any other or similar proceedings seeking any stay, reorganization, arrangement, composition or readjustment of all or substantially all of the obligations and indebtedness of such Person or (b) any proceeding seeking the appointment of any receiver, trustee, administrator, liquidator, custodian or other insolvency official with similar powers with respect to such Person or all or substantially all of its assets or (c) any proceeding for liquidation, dissolution or other winding up of the business of such Person or (d) any general assignment for the benefit of creditors or any general marshalling of all or substantially all of the assets of such Person.

         1.7 "Lender" shall mean Sunrise Capital Partners, L.P., a Delaware limited partnership, and its successors and assigns.

         1.8 "Note Documents" shall have the meaning set forth in the Convertible Note Agreement.

         1.9 "Participant" shall have the meaning assigned thereto in the preamble.

         1.10 "Participation" shall have the meaning set forth in Section 2.1 hereof.

         1.11 "Participation Amount" shall mean $279,188.60.

         1.12 "Term A Note" shall mean term loan to Borrowers in the original principal amount of $14,116,875.

         1.13 "Warrants" shall mean the common stock purchase warrants issued to the Lender in connection with extension by the Lender of the Term Note A.

         1.14 All capitalized terms as used herein shall have the meanings given to such terms in the Convertible Note Agreement, unless otherwise defined herein. All references to any term in the plural shall include the singular and all references to any term in the singular shall include the plural.

2.       PARTICIPATION

         2.1 Lender hereby agrees to sell to Participant and Participant hereby unconditionally and irrevocably agrees to purchase from Lender an undivided fractional interest in the Term A Note made by Lender to Borrowers equal to the Participation Amount, together with a pro rata portion of the Common Stock and Warrants issued by Parent in connection with the purchase of such note. The interest of Participant in the Term A Note provided for in this Section 2.1 is referred to herein as the "Participation." The aggregate purchase price for the Participation, the Common Stock and the Warrants shall be a cash price equal to the Participation Amount. Participant shall participate in the Collections and the Collateral, but only to the extent necessary to earn interest as provided below and to be repaid principal to the extent of the Participation.

         2.2 The relationship between Lender and Participant is and shall be that of a seller and purchaser of an undivided fractional interest, not a debtor-creditor relationship. Lender has not guaranteed repayment to Participant of, nor agreed to repurchase from Participant, any portion of the Participation at any time. Lender does not assume and shall not have any liability to Participant for the repayment of monies paid hereunder by Participant to Lender on account of the purchase of the Participation or interest hereon but Lender shall have the obligation to account to Participant or Participant's share of the Collections. Participant acknowledges that Lender may sell other participations with respect to the Term A Note on terms and conditions acceptable to Lender. Nothing contained herein shall confer upon Lender or Participant any interest in, or subject either of them to any liability for, or in respect of, the business, assets, profits, losses or liabilities of the other, except only as to the Participation.

         2.3 Participant shall be deemed to have purchased its Participation in the Term A Note on the date such Term A Note is made, but Participant's right to receive its share of any interest paid in respect thereof shall accrue from the date Lender receives immediately available funds from Participant for its Participation Amount in such Term A Note.

         2.4 Lender shall issue to Participant a Participation Certificate in substantially the form annexed to this Agreement to evidence the Participation.

3.       PRIORITIES

         3.1 The Obligations, the Collateral and the Collections shall be held by Lender in Lender's name, but, to the extent of the Participation, as agent for Participant solely as to Participant's share of Collections received by Lender and subject to Participant's rights with respect thereto as set forth herein. Except with respect to Participant's pro rata share of Collections actually received and retained by Lender, Lender shall not be an agent or trustee for Participant in administering or servicing the Note Documents, nor with respect to any rights, remedies or benefits thereunder, including making the Term A Note, the perfection of security interests and other liens in the Collateral, attempts to effect Collections, execution of agreements in connection therewith, or the exercise of any other rights and remedies of a lender or secured party with respect thereto. Lender shall not be deemed a fiduciary for Participant.

         3.2 Lender shall transmit to Participant annually or at such other times as may be mutually agreed to by the parties (each a "Settlement Period") a statement of the account of Borrowers with Lender summarizing the outstanding principal balance on the Term A Note and the Collections received by Lender during such preceding Settlement Period. The statement of account for such Settlement Period shall state the net loan balance with Borrowers, and the net amount either due from Lender to Participant or the net amount due from Participant to Lender, as the case may be, and Lender or Participant shall make payment to each other accordingly. Such payments shall be made in immediately available funds. In the event that Participant fails to purchase and pay for the Participation as required pursuant to this Agreement or otherwise defaults in its obligations to Lender under this Agreement, Participant shall pay all reasonable costs and expenses of every kind incurred by Lender for collection or enforcement of same, including reasonable attorneys' fees and legal expenses. In the event that Participant defaults in any of its obligations hereunder, Participant shall not be entitled to any payments pursuant to the settlement provided for in this Section 3.2 or other payments pursuant to Section 4 below. Lender's books and records showing the account between Lender and Borrowers and statements of account rendered to Participant shall be considered accurate unless objected to by Participant in writing within thirty (30) days from their date.

         3.3 Lender will deliver to Participant on or about the tenth (10th) day following the anniversary of the Term A Note a copy of the statement of account with Borrowers for the preceding year. Participant may, at any time and from time to time during normal business hours, after reasonable notice examine Lender's books, records and accounts relating to the Term A Note and the Note Documents and Lender will upon request furnish Participant with such information requested as it may have or be reasonably able to obtain with respect to the Term A Note. Participant agrees that it will keep all such information confidential and Participant hereby expressly agrees to be bound by, and specifically assumes, all provisions of the Note Documents restricting or otherwise dealing with the disclosure of confidential information pertaining to Borrowers. Participant acknowledges that Lender does not make any representation or warranty as to the accuracy or completeness of any audit report prepared by or on behalf of Lender or any materials provided by or on behalf of Borrowers to Lender and that Lender is relying upon the books and records of Borrowers and representations by Borrowers to Lender.

         3.4 On or before the occurrence of an Event of Default, all Collections received by Lender shall be applied to the Obligations as follows: first to the unpaid principal amount of the Term A Note and then in such order and manner as Lender shall determine. After an Event of Default, all Collections received by Lender shall be applied first to the payment in full of the expenses of the collection and enforcement of the Term A Note and for the protection, preservation, maintenance or sale, disposition or other realization upon any of the Collateral, including all expenses, liabilities and advances incurred or made by Lender in connection therewith (including attorneys' fees and legal expenses); second, to the payment of the interests of Lender and the Participant in interest and Fees payable by Borrowers under the Note Documents; third, to the payment of the interests of Lender and the Participant in the Term A Note pro rata based on each party's share of the outstanding principal amount on such Term A Note.

4.       ADMINISTRATION

         4.1 Lender shall have the sole right to purchase other Convertible Notes provided for in the Note Documents, and to manage, perform, modify, supplement and enforce the Note Documents, the Obligations and the Collateral, and to waive, exercise and enforce all privileges, rights and remedies exercisable or enforceable by Lender with respect thereto and under the Note Documents, for the joint benefit of Lender and Participant to the extent of the Participation, without notice to or consent of Participant and in accordance with Lender's sole discretion and the exercise of its reasonable business judgment. Without limiting the generality of the foregoing, Lender may, from time to time, in its discretion and without notice to or consent of Participant, amend, modify, renew and/or release in whole or in part the Obligations, the Note Documents, the Collateral and any guaranties therefor, as well as make Notes in excess of any amounts specified under the Note Documents. Notwithstanding the foregoing, Lender shall not agree to (i) release in whole or in part any of the Obligations constituting the principal amount of the Term A Note or (ii) extend the stated Maturity Date of the Term A Note (as specified in the Convertible Note Agreement) without the prior written consent of Participant.

         4.2 Lender shall have the right to carry out the provisions of the Note Documents with Borrowers, and to exercise all rights and privileges accruing to it by reason of the provisions thereof, and to enforce its rights thereunder for the joint benefit of Lender and Participant, according to its discretion and the exercise of its business judgment, in accordance with its normal operating procedures. Lender will use normal prudence and judgment in the servicing of the arrangements of Lender with Borrowers and in the carrying out of the terms of the Note Documents. Except as otherwise specifically provided herein, Lender shall have the right to agree to amendments, modifications, waivers or releases of Borrowers and with respect to any provision of the Note Documents or any rights of Lender in and to any Collateral or to consent to any action or failure to act by Borrowers. Lender shall not have any liability to Participant with respect to any action taken or omitted by Lender, its employees or agents, in connection with the Note Documents or for any error in judgment, except for its own gross negligence or wilful misconduct. Lender does not assume, and shall not have, any responsibility or liability, express or implied, for the enforceability or collectability of the Note Documents, the Collateral or the condition of Borrowers, financial or otherwise, or the Collateral, or for the accuracy of any credit or other information furnished by or on behalf of Borrowers, unless Lender has acted with gross negligence or wilful misconduct.

         4.3 Lender shall not have any obligation to notify Participant of the occurrence of an Event of Default or any other event or condition concerning Borrowers or the assets, properties, condition (financial or otherwise), business or prospects of Borrowers. The Events of Default and rights and remedies of Lender against Borrowers and/or the Collateral upon an Event of Default, as expressed in the Note Documents, remain independent from the provisions of this Agreement and shall not be conditioned on, prejudiced or affected by the exercise or non-exercise by Lender of its other rights or remedies, all of which are cumulative and non-exclusive. Borrowers shall not have any rights or remedies under or relating to this Agreement.

         4.4 Lender may, in its discretion, from time to time, sell other Participations in the Obligations, Collateral and Collections to Participant or to other parties, and repurchase any such junior or senior participations as Lender may determine, in its discretion, and in the exercise of its business judgment, and without notice or obligation to Participant.

         4.5 The Obligations, the Collateral and the Collections thereon shall be held by Lender in Lender's own name, but, to the extent of Participant's interest therein pursuant to the Participation, as agent for Participant and subject to Participant's rights with respect thereto as herein set forth. Lender does not assume, has made no warranties and shall not have any liability to Participant for the repayment of any Participation or any interest pursuant thereto. On the tenth (10th) day following each Interest Payment Date, the interest due in respect of the Participation during the quarterly period preceding such Interest Payment Date shall be paid to Participant to the extent that (i) Lender receives and retains payment in full of interest under the Convertible Note Agreement at the rates provided for therein and (ii) no Event of Default exists or is continuing. With regard to any PIK Note issued pursuant to the Convertible Note Agreement for interest accrued on the Term A Note, Participant shall be entitled to a pro rata participation in such PIK Note based on Participant's portion of the Term A Note. Participant shall not share in and Lender shall retain as its sole property and for its exclusive benefit all commissions and fees and administrative, handling and service charges with respect to the Obligations and the Collateral, exclusive of interest charges specifically payable to Participant pursuant to this Section.

         4.6 Participant may convert the Participation into Common Stock in accordance with the terms of the Convertible Note Agreement, provided, that any partial conversion of the Participation must be in increments of $50,000. In order to effect such conversion, Participant shall deliver notice to Lender of its desire to convert the Participation. Upon receipt of such notice, Lender shall, within two (2) business days, deliver to Borrowers a notice of conversion as provided under the Convertible Note Agreement, and shall direct Parent to issue in the name of Participant a certificate representing the number of shares of Common Stock issuable upon such conversion.

5.       CREDIT DECISION; INDEPENDENT INVESTIGATION

         5.1 Lender makes no representation or warranty (express or implied) and shall have no responsibility, as to the validity, value, enforceability or collectability of any of the Participation or the Obligations, the Collateral or the Note Documents, or as to the title to, validity, priority, value, perfection or sufficiency of the Collateral, or any other guarantees or collateral of any kind, or as to the financial condition of Borrowers or any account debtors. Participant has conducted its own independent investigation as to the business and financial condition of Borrowers, and is thoroughly familiar with, and has complete and current information concerning the financial condition and creditworthiness of Borrowers and the Collateral. Participant has, independently and without reliance upon Lender and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Participant has not in any way relied on Lender or any of its employees in purchasing the Participation. Without limiting the foregoing, Participant acknowledges and agrees that Lender makes no representation or warranty (express or implied) and shall have no responsibility as to the priority of Participant's interest in the Collateral or any other guarantees or collateral of any kind vis-a-vis any creditors of Borrowers or other third parties. Participant agrees that it will, independently and without reliance upon Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis and decisions with respect to the participation sold and transferred to it pursuant to this Agreement. Participant has the means to, and shall in the future remain, fully informed as to the financial condition and other affairs of Borrowers and Lender shall have any obligations or duty to disclose any such information to Participant.

         5.2 Participant acknowledges that it has received and reviewed or had the opportunity to receive and review copies of all of the Note Documents and Participant acknowledges that, prior to the date hereof, Participant has received all documents or financial data that Participant has requested from Borrowers or Lender.

6.       REPRESENTATIONS AND WARRANTIES

         6.1 Participant hereby represents and warrants to Lender the following (which shall survive the execution and delivery of this Agreement):

                  (a) The execution, delivery and performance by Participant of this Agreement, and the transactions contemplated hereunder and thereunder are not in contravention of law or any indenture, agreement or undertaking to which Participant is a party or by which Participant or its property are bound.

                  (b) Participant is the exclusive legal and beneficial owner of the Participation.

                  (c) The Participation is not subject to any lien, security interest, financing statements, subordination, assignment or other claim.

                  (d) The Participant is acquiring the Participation, [the Common Stock] and the Warrants for investment and not with a view towards resale, transfer or distribution in violation of applicable securities laws. Participant is aware that none of the Participation, the shares of Common Stock or the Warrants are registered under the Securities Act of 1933 or under any other similar state law or act and that the Participation may not be sold, assigned, transferred or otherwise disposed of, and that the Common Stock and Warrants may only be sold, assigned, transferred or otherwise disposed of in compliance with, or pursuant to an exemption from, the registration requirements of the Securities Act of 1933.

                  (e) This Agreement constitutes the legal, valid and binding obligations of Participant, enforceable in accordance with its terms.

         6.2 Lender hereby represents and warrants to Participant the following (which shall survive the execution and delivery of this Agreement):

                  (a) Lender is duly organized and in good standing under the laws of its state of organization.

                  (b) The execution, delivery and performance by Lender of this Agreement, and the transactions contemplated hereunder and thereunder are all within Lender's powers, have been duly authorized and are not in contravention of law or the terms of Lender's organizational documentation or any indenture, agreement or undertaking to Lender is a party or by which Lender or its property are bound.

                  (c) This Agreement constitutes the legal, valid and binding obligations of Lender, enforceable in accordance with its terms.

7.       MISCELLANEOUS

         7.1 Amendments and Waivers. No amendment, modification, termination or waiver of any provision of this Agreement or any of the Notes, or any consent to any departure by any Borrower therefrom, shall in any event be effective unless the same shall be in writing and signed by the Lender and Borrowers.

         7.2 Successors and Assigns. This Agreement and the other Note Documents shall be binding on and shall inure to the benefit of each Borrower, the Lender and their respective successors and assigns (including, in the case of any Borrower, a debtor-in-possession on behalf of such Borrower), except as otherwise provided herein or therein. No Borrower may assign, transfer, hypothecate or otherwise convey its rights, benefits, obligations or duties hereunder or under any of the other Note Documents without the prior express written consent of the Lender. Any such purported assignment, transfer, hypothecation or other conveyance by any Borrower without the prior express written consent of the Lender shall be void. The terms and provisions of this Agreement are for the purpose of defining the relative rights and obligations of each Borrower and the Lenders with respect to the transactions contemplated hereby and no Person shall be a third party beneficiary of any of the terms and provisions of this Agreement or any of the other Note Documents.

         7.3 Insolvency. This Agreement shall be applicable both before and after the commencement of any Insolvency Proceeding involving Borrowers and all references herein to Borrowers shall be deemed to apply to a trustee for Borrowers and Borrowers as debtor-in-possession. The relative rights of Lender and Participant to repayment of the Obligations and in or to any distributions from or in respect of Borrowers or any Collateral or proceeds of Collateral, shall continue after the filing thereof on the same basis as prior to the date of the commencement of any Insolvency Proceeding.

         7.4 Notices. Except as otherwise provided herein, whenever it is provided herein that any notice, demand, request, consent, approval, declaration or other communication shall or may be given to or served upon any of the parties by any other parties, or whenever any of the parties desires to give or serve upon any other parties any communication with respect to this Agreement, each such notice, demand, request, consent, approval, declaration or other communication shall be in writing and shall be deemed to have been validly served, given or delivered (a) upon the earlier of actual receipt and three (3) Business Days after deposit in the United States Mail, registered or certified mail, return receipt requested, with proper postage prepaid, (b) upon transmission, when sent by telecopy or other similar facsimile transmission (with such telecopy or facsimile promptly confirmed by delivery of a copy by personal delivery or United States Mail as otherwise provided in this Section 12.10), (c) one (1) Business Day after deposit with a reputable overnight courier with all charges prepaid or (d) when delivered, if hand-delivered by messenger, all of which shall be addressed to the party to be notified and sent to the address or facsimile number indicated below or to such other address (or facsimile number) as may be substituted by notice given as herein provided. The giving of any notice required hereunder may be waived in writing by the party entitled to receive such notice.

         Any notices required under this Agreement shall be delivered if to the Lender:

                           Sunrise Capital Partners, L.P.
                           685 Third Avenue, 15th Floor
                           New York, NY 10017
                           Attention: Joseph Julian
                           Fax: (212) 582-3016

                           with a copy to:

                           Skadden, Arps, Slate, Meagher & Flom LLP
                           4 Times Square
                           New York, New York 10036
                           Attention: Eileen T. Nugent
                           Fax: (212) 735-2000

                           if to Participant:

                           Gerald R. Allard
                           92 Riverview Park
                           Manchester, NH 03102

                           with a copy to:

                           Nixon Peabody LLP
                           889 Elm Street
                           Manchester, NH 03101
                           Attention: Daniel W. Sklar
                           Fax: (603) 628-4040

         7.5 Termination. This Agreement shall continue in full force and effect until the earlier of: (a) the date on which (i) Lender has received final payment in full of all of the Obligations (including principal, interest, fees, costs and expenses related thereto) and (ii) Participant has received final payment in full for its Participation (if any), (b) the date on which Participant shall have converted in full its Participation into Common Stock pursuant to the terms of the Convertible Note Agreement and in accordance with the procedure set forth in Section 4.6 hereof, or (c) the date on which Participant shall have received final payment in full for its Participation in connection with any repurchase thereof by Lender hereunder as provided in
Section 7.6 of this Agreement (the earlier of such dates being referred to herein as the "Expiration Date"). Notwithstanding the Expiration Date, the provisions of Section 7.7 of this Agreement shall remain in full force and effect.

         7.6 Right to Terminate Participation.

                  (a) Lender shall have the right, but not the obligation, at any time on or after the occurrence of a Termination Event (as defined below), and upon the exercise of such right by Lender, Participant shall have the obligation to sell, assign and transfer to Lender, the Participation. Lender shall provide the Participant with three (3) Business Days' prior written notice of its intent to exercise its rights under this Section, specifying in such notice the date on which such purchase and sale is to take place (the "Transfer Date"). On the Transfer Date, Lender shall pay to Participant an amount equal to the outstanding principal balance of the Participation (together with any accrued interest payable in respect thereof hereunder) as of the close of business on the date immediately prior to the effective date of the purchase.

                  (b) If (i) Participant shall cease operations or be the subject of any bankruptcy or insolvency proceeding, whether voluntary or involuntary, or a trustee or receiver shall be appointed with respect to the Participant or a substantial portion of its assets or operations, (ii) Participant shall default in the performance or observation of any of its obligations hereunder and such default shall not be cured within three (3) Business Days after the occurrence thereof or (iii) Participant shall make a misrepresentation herein, it shall constitute a "Termination Event". The failure of Participant to perform or observe any of its obligations hereunder or any misrepresentation by Participant shall not terminate this Agreement, unless and until Lender shall exercise its rights under this Section 7.6.

         7.7 Payment Returns. If any payment received by Lender from Borrowers and distributed or credited in whole or in part to Participant is later rescinded or is otherwise returned by Lender for whatever reason (including, without limitation, settlement of an alleged claim or the voiding of such payment as a preference), Participant, upon demand by Lender, shall immediately pay to Lender the amount received by Participant in respect of the amounts so returned. This covenant shall survive the termination of this Agreement

         7.8 Confidentiality. Participant agrees that the information furnished to it by Lender hereunder or otherwise in connection with the financing arrangements of Lender with Borrowers may not have been made public, and Participant agrees that it shall keep all such information confidential and will make no disclosures of such information to other persons who have not been furnished such information until such time, if any, at which such information shall have become public (other than as a result of actions taken by Participant in violation of this Agreement), except in connection with the obligations of Participant under law or pursuant to subpoenas or other legal process to make information available to government agencies, examiners or other public officials or to employees, agents, accountants, attorneys or other professionals retained by Participant provided that the Participant advises such professionals that such information is confidential and to keep such information confidential as provided herein.

         7.9 Counterparts. This Agreement may be executed in any number of separate counterparts, each of which shall collectively and separately constitute one agreement.

         7.10 GOVERNING LAW.

         THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND PERFORMED IN THAT STATE. THE PARTICIPANT HEREBY CONSENTS AND AGREES THAT THE STATE OR FEDERAL COURTS LOCATED IN THE BOROUGH OF MANHATTAN IN THE CITY OF NEW YORK SHALL HAVE EXCLUSIVE JURISDICTION TO HEAR AND DETERMINE ANY CLAIMS OR DISPUTES BETWEEN THE LENDER AND THE PARTICIPANT PERTAINING TO THIS AGREEMENT OR ANY OF THE OTHER NOTE DOCUMENTS OR TO ANY MATTER ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE OTHER NOTE DOCUMENTS. THE PARTICIPANT EXPRESSLY SUBMITS AND CONSENTS IN ADVANCE TO SUCH JURISDICTION IN ANY ACTION OR SUIT COMMENCED IN ANY SUCH COURT, AND THE PARTICIPANT HEREBY WAIVES ANY OBJECTION WHICH IT MAY HAVE BASED UPON LACK OF PERSONAL JURISDICTION, IMPROPER VENUE OR FORUM NON CONVENIENS.

         7.11 Waiver of Jury Trial.

         THE PARTIES HERETO WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, OR PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE, WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE, AMONG THE LENDER AND THE PARTICIPANT ARISING OUT OF, CONNECTED WITH, RELATED TO, OR INCIDENTAL TO THE RELATIONSHIP ESTABLISHED AMONG THEM IN CONNECTION WITH, THIS AGREEMENT OR ANY OF THE OTHER NOTE DOCUMENTS OR THE TRANSACTIONS RELATED THERETO.

         7.12 Complete Agreement; Modification of Agreement. This Agreement constitutes the complete agreement between the parties with respect to the subject matter thereof and may not be modified, altered or amended except by in writing signed by both parties hereto.

         7.13 No Third Parties Benefitted. Except as expressly provided in
Section 7.2, this Agreement is solely for the benefit of Lender and Participant and their respective successors, participants and assigns, and no other person shall have any right, benefit, priority or interest under, or because of the existence of, this Agreement.

         IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the day and year first above written.

                                 SUNRISE CAPITAL PARTNERS, L.P.

                                 By:      Sunrise Advisors, LLC,
                                          its General Partner

                                 By:/s/Joseph A. Julian
                                    -----------------------------------------
                                 Name:Joseph A. Julian
                                 Title:Principal


                                 /s/Gerald R. Allard
                                 ---------------------------
                                 GERALD R. ALLARD

                            PARTICIPATION CERTIFICATE

                         SUNRISE CAPITAL PARTNERS, L.P.


                                        August 9, 2000

Gerald R. Allard
92 Riverview Park
Manchester, NH 03102

                         Note Participation Confirmation
                         -------------------------------

Dear Mr. Gerald R. Allard:

         We hereby confirm a Note participation to you as follows:

Borrower:                        WPI Group, Inc. and its Subsidiaries

Identification of Note:          Term A Note made pursuant to the
                                 Convertible Note Agreement, dated July 31, 2000

Date of Disbursement:            August 9, 2000

Outstanding Principal
Amount of  Note:                 $14,116,875.00

Principal Amount of

Participation:                   $279,188.60

Percentage of Participation:     1.68%

Interest Rate Payable on
Participation:                   10.75%

Effective Date:                  August 9, 2000

         Your participation will be governed by the terms of the Participation Agreement, dated August 9, 2000, between you and the undersigned.

                                 Very truly yours,

                                 SUNRISE CAPITAL PARTNERS, L.P.

                                 By:      Sunrise Advisors, LLC,
                                          its General Partner

                                 By: /s/Joseph A. Julian
                                     ----------------------------------------
                                 Name: Joseph A. Julian
                                 Title: Principal

                                     WARRANT

     THIS WARRANT AND THE UNDERLYING SHARES OF COMMON STOCK ISSUABLE UPON ITS EXERCISE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT COMPLIANCE WITH THE REGISTRATION OR QUALIFICATION PROVISIONS OF APPLICABLE FEDERAL AND STATE SECURITIES LAWS OR APPLICABLE EXEMPTIONS THEREFROM.

     THE SECURITIES REPRESENTED BY THIS WARRANT ARE SUBJECT TO A REGISTRATION RIGHTS AGREEMENT DATED AS OF AUGUST 9, 2000 (THE "REGISTRATION AGREEMENT"). COPIES OF THE REGISTRATION AGREEMENT ARE ON FILE AT THE OFFICE OF THE SECRETARY OF THE COMPANY.

                                 WPI GROUP, INC.

                          COMMON STOCK PURCHASE WARRANT

                                                                  August 9, 2000

         WPI GROUP, INC., a New Hampshire corporation (the "Company"), hereby certifies that, for value received, Gerald R. Allard, or his assigns, is entitled, subject to the terms set forth below, to purchase from the Company at any time or from time to time after the date hereof (subject to acceleration as hereinafter provided, the "Initial Exerciseability Date") and before 5:00 p.m., Manchester, New Hampshire time, on August 9, 2005 (the "Expiration Date"), 31,907 fully paid and nonassessable shares of Common Stock, par value $0.01 per share, of the Company, at a purchase price per share of $1.75 (such purchase price per share as adjusted from time to time as herein provided is referred to herein as the "Purchase Price"). The number and character of such shares of Common Stock and the Purchase Price are subject to adjustment as provided herein.

         This Warrant is one of the Common Stock Purchase Warrants originally issued by the Company in connection with that Convertible Note Agreement, dated as of July 31, 2000, between the Company and its subsidiaries, as borrowers, and Sunrise Capital Partners, L.P., as Lender, and the shares of Common Stock issuable upon exercise of the Warrant are subject to that certain Registration Rights Agreement, dated as of the date hereof, by and among the Company, Sunrise Capital Partners, L.P., and each of The John R. Allard Revocable Trust of 1993, Kim A. Socha, The Michael E. Allard Revocable

     Trust of 1994, Gerald R. Allard, Lisa Dibrigida, The David and Angella Nazarian Family Trust, The Samy Nazarian Trust, Younes Nazarian and Richard Beyer (the "Registration Rights Agreement"), a copy of which agreement is on file at the principal office of the Company. The holder of this Warrant shall be entitled to all of the benefits and bound by all of the applicable obligations of the Registration Rights Agreement, as provided therein.

         As used herein the following terms, unless the context otherwise requires, have the following respective meanings:

         a. The term "Company" shall include WPI Group, Inc., and any corporation which shall succeed to, or assume the obligations of, the Company hereunder.

         a. The term "Common Stock" includes (i) the Company's Common Stock, par value $0.01 per share, as authorized on the date of the Agreement, (ii) any other capital stock of any class or classes (however designated) of the Company, authorized on or after such date, the holders of which shall have the right, without limitation as to amount per share, either to all or to a share of the balance of current dividends and liquidating distributions after the payment of dividends and distributions on any shares entitled to preference in the payment thereof, and the holders of which shall ordinarily, in the absence of contingencies, be entitled to vote for the election of a majority of directors of the Company (even though the right to so vote may have been suspended by the happening of such a contingency) and (iii) any other securities into which or for which any of the securities described in (i) or (ii) above may be converted or exchanged pursuant to a plan of recapitalization, reorganization, merger, sale of assets or otherwise.

         a. The term "Other Securities" refers to any stock (other than Common Stock) and other securities of the Company or any other person (corporate or otherwise) which the holders of the Warrants at any time shall be entitled to receive, or shall have received, on the exercise of the Warrants, in lieu of or in addition to Common Stock, or which at any time shall be issuable or shall have been issued in exchange for or in replacement of Common Stock or Other Securities pursuant to Section 5 or otherwise.

         a. The term "Warrant" means this Common Stock Purchase Warrant.

         1. Exercise of Warrant. 1.1 Full Exercise. This Warrant may be exercised at any time before its expiration in full by the holder hereof by surrender of this Warrant, with the form of subscription at the end hereof duly executed by such holder, to the Company at its principal office, accompanied by payment, in cash or by certified or official bank check payable to the order of the Company, in the amount obtained by multiplying (x) the number of shares of Common Stock for which this Warrant is then exercisable by (y) the Purchase Price then in effect.

                  1.2 Partial Exercise. This Warrant may be exercised at any time before its expiration in part (in lots of 100 shares or, if this Warrant is then exercisable for a lesser amount, in such lesser amount) by surrender of this Warrant and payment of the Purchase Price then in effect in the manner and at the place provided in subsection 1.1, except that the amount payable by the holder on such partial exercise shall be the amount obtained by multiplying (x) the number of shares of Common Stock designated by the holder in the subscription at the end hereof by (y) the Purchase Price then in effect. On any such partial exercise the Company at its expense will forthwith issue and deliver to or upon the order of the holder hereof a new Warrant or Warrants of like tenor, in the name of the holder hereof or as such holder (upon payment by such holder of any applicable transfer taxes) may request, calling in the aggregate on the face or faces thereof for the number of shares of Common Stock for which such Warrant or Warrants may still be exercised.

                  1.3 Company Acknowledgment. The Company will, at the time of the exercise of this Warrant, upon the request of the holder hereof acknowledge in writing its continuing obligation to afford to such holder any rights to which such holder shall continue to be entitled after such exercise in accordance with the provisions of this Warrant. If the holder shall fail to make any such request, such failure shall not affect the continuing obligation of the Company to afford to such holder any such rights.

                  1.4 Trustee for Warrant Holders. In the event that a bank or trust company shall have been appointed as trustee for the holders of the Warrants pursuant to subsection 4.2, such bank or trust company shall have all the powers and duties of a warrant agent appointed pursuant to Section 13 and shall accept, in its own name for the account of the Company or such successor person as may be entitled thereto, all amounts otherwise payable to the Company or such successor, as the case may be, on exercise of this Warrant pursuant to this Section 1.

                  1.5 Net Issue Election/Cashless Exercise. The holder may elect to receive, without the payment by the holder of any additional consideration, shares equal to the value of this Warrant or any portion hereof by the surrender of this Warrant or such portion to the Company, with the net issue election notice annexed hereto duly executed, at the office of the Company. Thereupon, the Company shall issue to the holder such number of fully paid and nonassessable shares of Common Stock as is computed using the following formula:

                  X = Y (A-B)
                      -------
                           A

     where

         X  =     the number of shares to be issued to the holder pursuant
                  to this Section 1.5.

         Y  =     the number of shares covered by this Warrant in respect
                  of which the net issue election is made pursuant to this
                  Section 1.5.

         A   =      the fair market value of one share of Common Stock, as
                  determined in accordance with the provisions of this
                  Section 1.5.

         B   =    the Purchase Price in effect under this Warrant at the
                  time the net issue election is made pursuant to this
                  Section 1.5.

     For purposes of this Section 1.5, the "fair market value" per share of the Company's Common Stock shall mean:

                  (a) If the Common Stock is traded on a national securities exchange or admitted to unlisted trading privileges on such an exchange, or is listed on the National Market (the "National Market") of the National Association of Securities Dealers Automated Quotations System (the "NASDAQ"), the fair market value shall be the last reported sale price of the Common Stock on such exchange or on the National Market on the last business day before the effective date of exercise of the net issue election or if no such sale is made on such day, the mean of the closing bid and ask prices for such day on such exchange or on the National Market;

                  (b) If the Common Stock is not so listed or admitted to unlisted trading privileges, the fair market value shall be the mean of the last bid and asked prices reported on the last business day before the date of the election (1) by the NASDAQ or (2) if reports are unavailable under clause (a) above by the National Quotation Bureau Incorporated; and

                  (c) If the Common Stock is not so listed or admitted to unlisted trading privileges and bid and ask prices are not reported, the fair market value shall be the price per share which the Company could obtain from a willing buyer for shares sold by the Company from authorized but unissued shares, as such price shall be determined by mutual agreement of the Company and the holder of this Warrant. If the holder of this Warrant and the Company are unable to agree on such fair market value, the holder of this Warrant shall select a pool of three independent and nationally- recognized investment banking firms from which the Company shall select one such firm to appraise the fair market value of the Warrant and to perform the computations involved. The determination of such investment banking firm shall be binding upon the Company, the holder of this Warrant and any other holder of Warrants or Warrant Shares in connection with any transaction occurring at the time of such determination. All expenses of such investment banking firm shall be borne by the Company. In all cases, the determination of fair market value shall be made without consideration of the lack of a liquid public market for the Common Stock and without consideration of any "control premium" or any discount for holding less than a majority or controlling interest of the outstanding Common Stock.

              2. Delivery of Stock Certificates, etc. on Exercise. As soon as practicable after the exercise of this Warrant in full or in part, and in any event within ten (10) days thereafter, the Company at its expense (including the payment by it of any applicable issue taxes) will cause to be issued in the name of and delivered to the holder hereof, or as such holder (upon payment by such holder of any applicable transfer taxes) may direct,

                  (a) a certificate or certificates for the number of fully paid and nonassessable shares of Common Stock (or Other Securities) to which such holder shall be entitled on such exercise, plus, in lieu of any fractional share to which such holder would otherwise be entitled, cash equal to such fraction multiplied by the then current market value of one full share, together with any other stock or other securities and property (including cash, where applicable) to which such holder is entitled upon such exercise pursuant to Section 1 or otherwise, and

                  (b) in case such exercise is in part only, a new Warrant or Warrants of like tenor, as provided in Section 1.2.

              3. Adjustment for Dividends in Other Stock, Property, etc.; Reclassification, etc. In case at any time or from time to time, the holders of Common Stock (or Other Securities) in their capacity as such shall have received, or (on or after the record date fixed for the determination of shareholders eligible to receive) shall have become entitled to receive, without payment therefor,

                  (a) other or additional stock or other securities or property (other than cash) by way of dividend, or

                  (b) any cash (excluding cash dividends payable solely out of earnings or earned surplus of the Company), or

                  (c) other or additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, recapitalization, combination of shares or similar corporate rearrangement, other than additional shares of Common Stock (or Other Securities) issued as a stock dividend or in a stock-split (adjustments in respect of which are provided for in Section 5), then, and in each such case, the holder of this Warrant, on the exercise hereof as provided in Section 1, shall be entitled to receive the amount of stock and other securities and property (including cash in the cases referred to in subdivisions (b) and (c) of this Section 3) which such holder would hold on the date of such exercise if on the date hereof he had been the holder of record of the number of shares of Common Stock called for on the face of this Warrant and had thereafter, during the period from the date hereof to and including the date of such exercise, retained such shares and all such other or additional stock and other securities and property (including cash in the cases referred to in subdivisions (b) and (c) of this Section 3) receivable by him as aforesaid during such period, giving effect to all adjustments called for during such period by Sections 4 and 5.

              4. Adjustment for Reorganization, Consolidation, Merger, etc.

              4.1 Reorganization, Consolidation, Merger, etc. In case at any time or from time to time, the Company shall (a) effect a capital reorganization or reclassification of its capital stock, (b) consolidate with or merge into any other person, or (c) transfer all or substantially all of its properties or assets to any other corporation or other business entity under any plan or arrangement contemplating the dissolution of the Company, then, in each such case, the holder of this Warrant, on the exercise hereof as provided in Section 1 at any time after the consummation of such reorganization, consolidation or merger or the effective date of such dissolution, as the case may be, shall receive, in lieu of the Common Stock (or Other Securities) issuable on such exercise prior to such consummation or such effective date, the stock and other securities and property (including cash) to which such holder would have been entitled upon such consummation or in connection with such dissolution, as the case may be, if such holder had so exercised this Warrant, immediately prior thereto, all subject to further adjustment thereafter as provided in Sections 3 and 5. The Company will not effect any such consolidation, merger or sale unless, prior to the consummation thereof, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument mailed or delivered to the holder of this Warrant at the last address of such holder appearing on the books of the

     Company (a) the obligation to delivery to such holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such holder may be entitled to purchase and (b) the obligations of the Company under the Registration Rights Agreement.

              4.2 Dissolution. In the event of any dissolution of the Company following the transfer of all or substantially all of its properties or assets, the Company, prior to such dissolution, shall at its expense deliver or cause to be delivered the stock and other securities and property (including cash, where applicable) receivable by the holders of the Warrants after the effective date of such dissolution pursuant to this
     Section 4 to a bank or trust company having its principal office in Manchester, New Hampshire or New York, New York, as trustee for the holder or holders of the Warrants.

              4.3 Continuation of Terms. Upon any reorganization, consolidation, merger or transfer (and any dissolution following any transfer) referred to in this Section 4, this Warrant shall continue in full force and effect, subject to expiration in accordance with Section 18 hereof, and the terms hereof shall be applicable to the shares of stock and other securities and property receivable on the exercise of this Warrant after the consummation of such reorganization, consolidation or merger or the effective date of dissolution following any such transfer, as the case may be, and shall be binding upon the issuer of any such stock or other securities, including, in the case of any such transfer, the person acquiring all or substantially all of the properties or assets of the Company, whether or not such person shall have expressly assumed the terms of this Warrant as provided in
     Section 6.

              5. Anti-Dilution Adjustments.

              5.1 General. The Purchase Price shall be subject to adjustment from time to time as hereinafter provided. Upon each adjustment of the Purchase Price, the holder of this Warrant shall hereafter be entitled to purchase, at the Purchase Price resulting from such adjustment, the number of shares obtained by multiplying the Purchase Price in effect immediately prior to such adjustment by the number of shares purchasable pursuant hereto immediately prior to such adjustment and dividing the product thereof by the Purchase Price resulting from such adjustment.

              5.2 Issuance of Common Stock. If and whenever after the date hereof the Company shall issue or sell any shares of its Common Stock (except (i) upon exercise of one or more of the Warrants, (ii) upon conversion of any of the Notes issued pursuant to the Convertible Note Agreement; or (iii) shares of Common Stock issued to employees, officers, directors of the Company upon the exercise of options granted under the Company's Employee Stock Option/Purchase Plans (hereinafter defined) not to exceed in the aggregate 3,600,000 shares of Common Stock) without consideration or for a consideration per share less than the greater of the fair market value of the Common Stock and Purchase Price in effect immediately prior to the time of such issue or sale, or shall be deemed under the provisions of this Section 5 to have effected any such issuance or sale, then, concurrently with such issue or sale, the Purchase Price shall be reduced to the price (calculated to the nearest $0.0001) obtained by multiplying the Purchase Price in effect immediately prior to the time of such issue or sale by a fraction

                  (a) the numerator of which shall be the sum of (i) the number of shares of Common Stock outstanding immediately prior to such issue or sale multiplied by the Purchase Price immediately prior to such issue or sale plus (ii) the consideration received by the Company upon such issue or sale, and

                  (b) the denominator of which shall be the product of (i) the total number of shares of Common Stock outstanding immediately after such issue or sale, multiplied by (ii) the Purchase Price immediately prior to such issue or sale.

     As used herein, "Employee Stock Option/Purchase Plans" consist of the Company's 1997 Equity Incentive Plan, 1995 Stock Option Plan, Employee Stock Purchase Plan, Employee Bonus Award Plan, and non qualified options granted to certain Directors of the Company.

                  Notwithstanding the foregoing, no adjustment of the Purchase Price shall be made in an amount less than $0.0001 per share, but any such lesser adjustment shall be carried forward and shall be made at the time of and together with the next subsequent adjustment which together with any adjustments so carried forward shall amount to $0.0001 per share or more.

              5.3. Option Grants. In the event that at any time, other than the issuance of options pursuant to the Company's Employee Stock Option Plan, the Company shall in any manner grant (directly, by assumption in a merger or otherwise) any rights to subscribe for or to purchase, or any options for the purchase of, Common Stock or any stock or securities convertible into or exchangeable for Common Stock (such rights or options being herein called "Options" and such convertible or exchangeable stock or securities being herein called "Convertible Securities"), whether or not such Options or the right to convert or exchange any such Convertible Securities are immediately exercisable, and the price per share for which Common Stock is issuable upon the exercise of such Options or upon conversion or exchange of such Convertible Securities (determined by dividing (i) the total amount, if any, received or receivable by the Company as consideration for the granting of such Options, plus the minimum aggregate amount of additional consideration payable to the Company upon the exercise of all such Options, plus, in the case of any such Options which relate to Convertible Securities, the minimum aggregate amount of additional consideration, if any, payable upon the issue or sale of such Convertible Securities and upon the conversion or exchange thereof, by (ii) the total number of shares of Common Stock issuable upon the exercise of such Options or upon the conversion or exchange of all such Convertible Securities issuable upon the exercise of such Options) shall be less than the greater of (x) the fair market value of the shares of Common Stock at the time of such issuance and (y) the Purchase Price in effect immediately prior to the time of the granting of such Options, then the total number of shares of Common Stock issuable upon the exercise of such Options or upon conversion or exchange of the total amount of such Convertible Securities issuable upon the exercise of such Options shall (as of the date of granting such Options) be deemed to be outstanding and to have been issued for such price per share. Except as otherwise provided in subsection 5.5, no further adjustment of the Purchase Price shall be made upon the actual issue of such Common Stock or of such Convertible Securities upon exercise of such Options or upon the actual issue of such Common Stock upon conversion or exchange of such Convertible Securities.

              5.4 Convertible Security Grants. In the event that the Company shall in any manner issue (directly, by assumption in a merger or otherwise) or sell any Convertible Securities (other than pursuant to the exercise of Options to purchase such Convertible Securities covered by subsection 5.3), whether or not the rights to exchange or convert thereunder are immediately exercisable, and the price per share for which Common Stock is issuable upon such conversion or exchange (determined by dividing (i) the total amount received or receivable by the Company as consideration for the issue or sale of such Convertible Securities, plus the minimum aggregate amount of additional consideration, if any, payable to the Company upon the conversion or exchange thereof, by (ii) the total maximum number of shares of Common Stock issuable upon the conversion or exchange of all such Convertible Securities) shall be less that the greater of (x) the fair market value of the shares of Common Stock at the time of such issuance and (y) the Purchase Price in effect immediately prior to the time of such issue or sale, then the total maximum number of shares of Common Stock issuable upon conversion or exchange of all such Convertible Securities shall (as of the date of the issue or sale of such Convertible Securities) be deemed to be outstanding and to have been issued for such price per share. Except as otherwise provided in subsection 5.5, no further adjustment of the Purchase Price shall be made upon the actual issue of such Common Stock upon conversion or exchange of such Convertible Securities.

              5.5 Effect of Alteration to Option or Convertible Security Terms. In connection with any change in, or the expiration or termination of, the purchase rights under any Option or the conversion or exchange rights under any Convertible Securities, the following provisions shall apply:

                  (a) If the purchase price provided for in any Option referred to in subsection 5.3, the additional consideration, if any, payable upon the conversion or exchange of any Convertible Securities referred to in subsection 5.3 or 5.4, or the rate at which any Convertible Securities referred to in subsection 5.3 or 5.4 are convertible into or exchangeable for Common Stock shall change at any time (other than under or by reason of provisions designed to protect against dilution), then the Purchase Price in effect at the time of such change shall concurrently be increased or decreased to the Purchase Price which would be in effect immediately after such change if (i) the adjustments which were made upon the issuance of such Options or Convertible Securities had been made upon the basis of (and taking into account the total consideration received for) (A) the issuance at that time of the Common Stock, if any, delivered upon the exercise of any such Options or upon the conversion or exchange of any such Convertible Securities before such change, and (B) the issuance at that time of all such Options or Convertible Securities, with terms and provisions reflecting such change, which are still outstanding after such change, and (ii) the Purchase Price as adjusted pursuant to clause (i) preceding had been used as the basis for the adjustments required hereunder in connection with all other issues or sales of Common Stock, Options or Convertible Securities by the Company subsequent to the issuance of such Options or Convertible Securities.

                  (b) On the partial or complete expiration of any Options or termination of any right to convert or exchange Convertible Securities, the Purchase Price then in effect hereunder shall concurrently be increased or decreased to the Purchase Price which would be in effect at the time of such expiration or termination if (i) the adjustments which were made upon the issuance of such Options or Convertible Securities had been made upon the basis of (and taking into account the total consideration received for) (A) the issuance at that time of the Common Stock, if any, delivered upon the exercise of such Options or upon the conversion or exchange of such Convertible Securities before such expiration or termination, and (B) the issuance at that time of only those such Options or Convertible Securities which remain outstanding after such expiration or termination, and (ii) the Purchase Price as adjusted pursuant to clause (i) preceding had been used as the basis for adjustments required hereunder in connection with all other issues or sales of Common Stock, Options or Convertible Securities by the Company subsequent to the issuance of such Options or Convertible Securities.

                  (c) If the purchase price provided for in any Option referred to in subsection 5.3 or the rate at which any Convertible Securities referred to in subsection 5.3 or 5.4 are convertible into or exchangeable for Common Stock shall be reduced at any time under or by reason of provisions with respect thereto designed to protect against dilution, and the event causing such reduction is one that did not also require an adjustment in the Purchase Price under other provisions of this Section 5, then in case of the delivery of shares of Common Stock upon the exercise of any such Option or upon conversion or exchange of any such Convertible Securities, the Purchase Price then in effect hereunder shall concurrently be adjusted to such amount as would have obtained if such Option or Convertible Securities had never been issued and if the adjustments made upon the issuance of such Option or Convertible Securities had been made upon the basis of the issuance of (and taking into account the total consideration received for) the shares of Common Stock delivered as aforesaid (provided that the Purchase Price used in such determination shall be the Purchase Price on the date of issue of such shares); provided that no such adjustment shall be made unless the Purchase Price then in effect would be reduced thereby.

                  (d) No readjustment provision pursuant to paragraphs (a) or
         (b) above shall have the effect of increasing the Purchase Price by an amount in excess of the adjustment originally made thereto in respect of the issue, sale or grant of such Options or Convertible Securities.

              5.6 Dividends of Common Stock, Options or Convertible Securities. In the event that the Company shall declare a dividend or make any other distribution upon any stock of the Company payable in Common Stock, Options or Convertible Securities, any Common Stock, Options or Convertible Securities, as the case may be, issuable in payment of such dividend or distribution shall be deemed to have been issued or sold without consideration.

              5.7 Dilution in Case of Other Securities. In case any Other Securities shall be issued or sold by the Company, or shall become subject to issue upon the conversion or exchange of any stock (or Other Securities) of the Company (or any other issuer of Other Securities or any other person referred to in Section 4) or to subscription, purchase or other acquisition pursuant to any rights or options granted by the Company (or such other issuer or person), for a consideration per share such as to dilute the purchase rights evidenced by this Warrant, the computations, adjustments and readjustments provided for in this Section 5 with respect to the Purchase Price and the number of shares of Common Stock issuable upon exercise of this Warrant shall be made as nearly as possible in the manner so provided and applied to determine the amount of Other Securities from time to time receivable on the exercise of the Warrants, so as to protect the holders of the Warrants against the effect of such dilution.

              5.8 Stock Splits and Reverse Splits. In the event that the Company shall at any time subdivide its outstanding shares of Common Stock into a greater number of shares, the Purchase Price in effect immediately prior to such subdivision shall be proportionately reduced and the number of Warrant Shares purchasable pursuant to this Warrant immediately prior to such subdivision shall be proportionately increased, and conversely, in the event that the outstanding shares of Common Stock of the Company shall at any time be combined into a smaller number of shares, the Purchase Price in effect immediately prior to such combination shall be proportionately increased and the number of Warrant Shares purchasable upon the exercise of this Warrant immediately prior to such combination shall be proportionately reduced. Except as provided in this subsection 5.8, no adjustment in the Purchase Price and no change in the number of Warrant Shares purchasable shall be made under this Section 5 as a result of or by reason of any such subdivision or combination.

              5.9 Other Dilutive Events. In case any event shall occur as to which the provisions of this Section 5 are not strictly applicable but the failure to make any adjustment would not fairly protect the purchase rights represented by the Warrants in accordance with the essential intent and principal of this Section, then, in each such case, the Company shall appoint a firm of independent public accountants of recognized national standing (which may be the regular auditors of the Company), which shall give their opinion upon the adjustment, if any, on a basis consistent with the essential intent and principles established in this Section 5, necessary to preserve, without dilution, the purchase rights represented by the Warrants. Upon receipt of such opinion, the Company will promptly mail a copy thereof to the holder of the Warrants and shall make the adjustments to the Warrants described in such opinion.

              5.10 Determination of Consideration Received. For purposes of this
     Section 5, the amount of consideration received by the Company in connection with the issuance or sale of Common Stock, Options or Convertible Securities shall be determined in accordance with the following:

                  (a) In the event that shares of Common Stock, Options or Convertible Securities shall be issued or sold for cash, the consideration received therefor shall be deemed to be the amount payable to the Company therefor, without deduction therefrom of any expenses incurred or any underwriting commissions or concessions or discounts paid or allowed by the Company in connection therewith.

                  (b) In the event that any shares of Common Stock, Options or Convertible Securities shall be issued or sold for a consideration other than cash, the amount of the consideration other than cash payable to the Company shall be deemed to be the fair value of such consideration as reasonably determined by the Board of Directors of the Company, without deduction of any expenses incurred or any underwriting commissions or concessions or discounts paid or allowed by the Company in connection therewith.

                  (c) In the event that any shares of Common Stock, Options or Convertible Securities shall be issued in connection with any merger in which the Company is the surviving corporation, the amount of consideration therefor shall be deemed to be the fair value as reasonably determined by the Board of Directors of the Company of such portion of the assets and business of the non-surviving corporation as such Board shall determine to be attributable to such Common Stock, Options or Convertible Securities, as the case may be.

                  (d) In the event that any Common Stock, Options and/or Convertible Securities shall be issued in connection with the issue and sale of other securities or property of the Company, together comprising one integral transaction in which no specific consideration is allocated to such Common Stock, Options or Convertible Securities by the parties thereto, such Common Stock, Options and/or Convertible Securities shall be deemed to have been issued without consideration.

              5.11 Record Date as Date of Issue or Sale. In the event that at any time the Company shall take a record of the holders of its Common Stock for the purpose of entitling them (i) to receive a dividend or other distribution payable in Common Stock, Options or Convertible Securities, or
     (ii) to subscribe for or purchase Common Stock, Options or Convertible Securities, then such record date shall be deemed to be the date of the issue or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

              5.12 Treasury Stock. The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Company, and the disposition of any such shares (other than their cancellation without reissuance) shall be considered an issue or sale of Common Stock for the purposes of this Section 5.

              6. No Dilution or Impairment. The Company will not, by amendment of its Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of the Warrants, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holders of the Warrants against dilution or other impairment. Without limiting the generality of the foregoing, the Company (a) will not increase the par value or stated value of any shares of stock receivable on the exercise of the Warrants above the amount payable therefor on such exercise, (b) will take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of stock on the exercise of all Warrants from time to time outstanding, (c) will not issue any capital stock of any class which is preferred as to dividends or as to the distribution of assets upon voluntary or involuntary dissolution, liquidation or winding up, unless the rights of the holders thereof shall be limited to a fixed sum or percentage of par value in respect of participation in dividends and in any such distribution of assets or such stock shall be non voting and not be convertible into shares of Common Stock or other voting stock, and (d) will not transfer all or substantially all of its properties and assets to any other person (corporate or otherwise), or consolidate with or merge into any other person or permit any such person to consolidate with or merge into the Company (if the Company is not the surviving person), unless such other person shall expressly assume in writing and become bound by all the terms of the Warrants.

              7. Accountants' Certificate as to Adjustments. In each case of any adjustment or readjustment in the shares of Common Stock (or Other Securities) issuable on the exercise of the Warrants, the Company's chief financial officer will compute, or if requested by the holders of Warrants to purchase over 50% of the shares of Common Stock which may be purchased upon exercise of the Warrants the Company at its expense will promptly cause independent certified public accountants of recognized standing selected by the Company at its expense to compute, such adjustment or readjustment in accordance with the terms of the Warrants and prepare a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (a) the consideration received or receivable by the Company for any additional shares of Common Stock (or Other Securities) issued or sold or deemed to have been issued or sold, (b) the number of shares of Common Stock (or Other Securities) outstanding or deemed to be outstanding, and (c) the Purchase Price and the number of shares of Common Stock to be received upon exercise of this Warrant, in effect immediately prior to such issue or sale and as adjusted and readjusted as provided in this Warrant. The Company will forthwith mail a copy of each such certificate to each holder of a Warrant, and will, on the written request at any time of any holder of a Warrant (such request shall not be made more than once in any Fiscal Quarter), furnish to such holder a like certificate setting forth the Purchase Price at the time in effect and showing how it was calculated.

              8. Notices of Record Date, etc. In the event of

                  (a) any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right or any declaration of a cash dividend on the Common Stock, or

                  (b) any capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company or any transfer of all or substantially all the assets of the Company to or consolidation or merger of the Company with or into any other person, or

                  (c) any voluntary or involuntary dissolution, liquidation or winding-up of the Company, or

                  (d) any proposed issue or grant by the Company of any shares of stock of any class or any other securities, or any right or option to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities (other than the issue of Common Stock on the exercise of the Warrants), then and in each such event the Company will mail or cause to be mailed to each holder of a Warrant a notice specifying
     (i) the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and stating the amount and character of such dividend, distribution or right, (ii) the date on which any such reorganization, reclassification, recapitalization, transfer, consolidation, merger, dissolution, liquidation or winding-up is to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or Other Securities) shall be entitled to exchange their shares of Common Stock (or Other Securities) for securities or other property deliverable on such reorganization, reclassification, recapitalization, transfer, consolidation, merger, dissolution, liquidation or winding-up, and (iii) the amount and character of any stock or other securities, or rights or options with respect thereto, proposed to be issued or granted, the date of such proposed issue or grant and the persons or class of persons to whom such proposed issue or grant is to be offered or made. Such notice shall be mailed at least twenty (20) days prior to the date specified in such notice on which any such action is to be taken, except with respect to the grant of options under the Company's Employee Stock Option/Purchase Plans in which case such notice shall be given not later than the date of grant.

              9. Reservation of Stock, etc. Issuable on Exercise of Warrants. The Company will at all times reserve and keep available, solely for issuance and delivery on the exercise of the Warrants, all shares of Common Stock (or Other Securities) from time to time issuable on the exercise of the Warrants.

              10. Registration of Common Stock. If any shares of Common Stock required to be reserved for purposes of exercise of the Warrants require registration with or approval of any governmental authority under any federal or state law (other than the Securities Act) before such shares may be issued upon exercise of the Warrants, the Company will, at its expense and as expeditiously as possible, use its best efforts to cause such shares to be duly registered or approved, as the case may be. The shares of Common Stock issuable upon exercise of this Warrant shall constitute Registrable Securities (as such term is defined in the Registration Rights Agreement). The holder of this Warrant shall be entitled to all the benefits afforded to a holder of any such Registrable Securities under the Registration Rights Agreement and such holder, by acceptance of this Warrant, agrees to be bound by and comply with the terms and conditions of the Registration Rights Agreement applicable to such holder as a holder of such Registrable Securities.

              11. Representations and Warranties of the Company. This Warrant is issued and delivered by the Company on the basis of the following:

                  (a) Authorization and Delivery. This Warrant has been duly authorized and executed by the Company and constitutes the valid and binding obligation of the Company enforceable against it in accordance with its terms;

                  (b) Warrant Shares. The shares of Common Stock to be issued pursuant to this Warrant have been duly authorized and reserved for issuance by the Company and, when issued and paid for in accordance with the terms hereof, will be validly issued, fully paid and nonassessable;

                  (c) Rights and Privileges. The rights, preferences, privileges and restrictions granted to or imposed upon such shares of Common Stock and the holders thereof are as set forth herein and in the Company's Articles of Incorporation.

                  (d) No Inconsistency. The execution and delivery of this Warrant are not, and the issuance of the shares of Common Stock upon exercise of this Warrant in accordance with the terms hereof will not be, inconsistent with the Company's Articles of Incorporation or by-laws, do not and will not contravene any law, governmental rule or regulation, judgment or order applicable to the Company, and do not and will not contravene any provision of, or constitute a default under, any indenture, mortgage, contract or other instrument of which the Company is a party or by which it is bound or require the consent or approval of, the giving of notice to, the registration with the taking of any action in respect of or by, any federal, state or local government authority or agency or other person.

              12. Exchange of Warrants. On surrender for exchange of any Warrant, properly endorsed, to the Company, the Company at its expense will issue and deliver to or on the order of the holder thereof a new Warrant or Warrants of like tenor, in the name of such holder or as such holder (on payment by such holder of any applicable transfer taxes) may direct, calling in the aggregate on the face or faces thereof for the number of shares of Common Stock called for on the face or faces of the Warrant or Warrants so surrendered.
              13. Replacement of Warrants. On receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of any Warrant and, in the case of any such loss, theft or destruction of any Warrant, on delivery of an indemnity agreement or security reasonably satisfactory in form and amount to the Company or, in the case of any such mutilation, on surrender and cancellation of such Warrant, the Company at its expense will execute and deliver, in lieu thereof, a new Warrant of like tenor.

              14. Warrant Agent. The Company may, by written notice to each holder of a Warrant, appoint an agent having an office in New York, New York for the purpose of issuing Common Stock (or Other Securities) on the exercise of the Warrants pursuant to Section 1, exchanging Warrants pursuant to Section 11, and replacing Warrants pursuant to Section 12, or any of the foregoing, and thereafter any such issuance, exchange or replacement, as the case may be, shall be made at such office by such agent.

              15. Remedies. The Company stipulates that the remedies at law of the holder of this Warrant in the event of any default or threatened default by the Company in the performance of or compliance with any of the terms of this Warrant are not and will not be adequate, and that such terms may be specifically enforced by a decree for the specific performance of any agreement contained herein or by an injunction against a violation of any of the terms hereof or otherwise.

              16. Negotiability, etc. This Warrant is issued upon the following terms, to all of which each holder or owner hereof by the taking hereof consents and agrees:

                  (a) title to this Warrant may be transferred by endorsement (by the holder hereof executing the form of assignment at the end hereof) and delivery in the same manner as in the case of a negotiable instrument transferable by endorsement and delivery; and

                  (b) any person in possession of this Warrant properly endorsed for transfer to such person (including endorsed in blank) is authorized to represent himself as absolute owner hereof and is empowered to transfer absolute title hereto by endorsement and delivery hereof to a bona fide purchaser hereof for value; each prior taker or owner waives and renounces all of his equities or rights in this Warrant in favor of each such bona fide purchaser, and each such bona fide purchaser shall acquire absolute title hereto and to all rights represented hereby. Nothing in this paragraph (b) shall create any liability on the part of the Company beyond any liability or responsibility it has under law.

              17. Notices, etc. All notices and other communications from the Company to the holder of this Warrant shall be mailed by first class registered or certified mail, postage prepaid, at such address as may have been furnished to the Company in writing by such holder or, until any such holder furnishes to the Company an address, then to, and at the address of, the last holder of this Warrant who has so furnished an address to the Company.

              18. Amendments. This Warrant and any term hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of such change, waiver, discharge or termination is sought

              19. Governing Law. THIS WARRANT SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS.

              20. THE COMPANY IRREVOCABLY AND UNCONDITIONALLY SUBMITS TO THE JURISDICTION OF ANY COURT OF THE STATE OF NEW YORK OR ANY FEDERAL COURT SITTING IN THE STATE OF NEW YORK FOR PURPOSES OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS WARRANT. THE COMPANY HEREBY WAIVES ANY TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING, DIRECTLY OR INDIRECTLY, ANY MATTER (WHETHER ARISING IN CONTRACT, TORT OR OTHERWISE) AND IN ANY WAY ARISING OUT OF, RELATED TO, OR IN CONNECTION WITH THIS WARRANT AND THE RELATIONSHIP ESTABLISHED HEREUNDER.

              21. Miscellaneous. The headings in this Warrant are for purposes of reference only, and shall not limit or otherwise affect any of the terms hereof. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

              22. Expiration. The right to exercise this Warrant shall expire at 5:00 p.m., New York time, on August 9, 2005. Notwithstanding the foregoing, this Warrant shall automatically be deemed to be exercised in full pursuant to the provisions of Section 1.5 hereof, without any further action on behalf of the holder, immediately prior to the time this Warrant would otherwise expire pursuant to the preceding sentence.



                            [SIGNATURE PAGE FOLLOWS]

                  IN WITNESS WHEREOF, the Company has executed this Warrant under seal as of the date first written above.

                                               WPI GROUP, INC.

                                               By:/s/ John W. Powers
                                                   ----------------------------
                                                   Name: John W. Powers
                                                   Title: CFO/Treasurer

                              FORM OF SUBSCRIPTION
                   (To be signed only on exercise of Warrant)

     WPI GROUP, INC.

         The undersigned, the holder of the within Warrant, hereby irrevocably elects to exercise this Warrant for, and to purchase thereunder, ________ shares of Common Stock of WPI GROUP, INC. and herewith makes payment of $______ therefor, and requests that the certificates for such shares be issued in the name of, and delivered to __________, federal taxpayer identification number _______, whose address is _____________.

     Dated:
                  ---------------------
                  (Signature must conform to
                  name of holder as specified on
                  the face of the Warrant)

                  ------------------------
                  ------------------------
                             (Address)


     Signed in the presence of:


     -------------------------

                               FORM OF ASSIGNMENT
                   (To be signed only on transfer of Warrant)

         For value received, the undersigned hereby sells, assigns, and transfers unto _________, federal taxpayer identification number _________, whose address is ___________, the right represented by the within Warrant to purchase __________ shares of Common Stock of WPI GROUP, INC. to which the within Warrant relates, and appoints ____________ Attorney to transfer such right on the books of WPI GROUP, INC. with full power of substitution in the premises.

     Dated:
                  ------------------------------------------
                  (Signature must conform to
                  name of holder as specified
                  on the face of the Warrant)


                  -----------------------------
                            (Address)


     Signed in the presence of:


     -------------------------

                           FORM OF NET ELECTION NOTICE
                   (To be signed only on exercise of Warrant)

     WPI GROUP, INC.

         The undersigned, the holder of the within Warrant, hereby irrevocably elects to exercise this Warrant for the ________ shares of Common Stock of WPI GROUP, INC. without payment by the undersigned of any additional consideration, and requests that certificates for a number of shares of Common Stock calculated in accordance with Section 1.5 of the Warrant be issued in the name of, and delivered to __________, federal taxpayer identification number _______, whose address is _____________.

    Dated:
                  ---------------------
                  (Signature must conform to
                  name of holder as specified on
                  the face of the Warrant)

                  ------------------------
                  ------------------------
                             (Address)


     Signed in the presence of:


     -------------------------

                           CONVERTIBLE NOTE AGREEMENT

                            Dated as of July 31, 2000

                                  by and among

                                WPI GROUP, INC.,
                              WPI ELECTRONICS, INC.
                    WPI MAGNETEC, INC., WPI MICRO PALM, INC.,
                  WPI POWER SYSTEMS, INC., WPI TERMIFLEX, INC.
                       WPI MICRO PROCESSOR SYSTEMS, INC.,
                   WPI DECISIONKEY, INC., WPI UK HOLDING, INC.
              WPI UK HOLDING, II, INC., WPI OYSTER TERMINALS, INC.,
              WPI HUSKY TECHNOLOGY, INC., and WPI INSTRUMENTS, INC.

                                  as Borrowers,

                                       and

                         SUNRISE CAPITAL PARTNERS, L.P.

                                    as Lender

                                TABLE OF CONTENTS

                                                                            Page

1.       AMOUNT AND TERMS OF CREDIT

         1.1      Purchase and Sale of Securities.............................2
         1.2      Scheduled Repayment of the Notes............................4
         1.3      Use of Proceeds.............................................4
         1.4      Interest on the Notes.......................................4
         1.5      Fees........................................................6
         1.6      Prepayments.................................................6
         1.7      Receipt of Payments.........................................8
         1.8      Loan Account and Accounting.................................8
         1.9      Indemnity...................................................8
         1.10     Access......................................................9
         1.11     Taxes......................................................10
         1.12     Single Obligation..........................................10
         1.13     Appointment of Borrower Representative.....................10

2.       CONVERSION OF NOTES

         2.1      Conversion Privilege.......................................11
         2.2      Mandatory Conversion.......................................11
         2.3      Adjustments to Conversion Price............................12
         2.4      Reorganization, Reclassifications..........................13
         2.5      Fractional Shares..........................................14
         2.6      Documentary and Transfer Taxes.............................14
         2.7      Reservation of Common Stock................................14
         2.8      Registration Rights........................................14
         2.9      Cancellation of Notes......................................14

3.       CONDITIONS TO THE PURCHASE OF SECURITIES

         3.1      Conditions to the Purchase of the Term A Securities........15
         3.2      Conditions to the Purchase of the Term B Securities........18
         3.3      Conditions to the Purchase of the Term C Securities........19

4.       REPRESENTATIONS AND WARRANTIES OF BORROWERS

         4.1      Corporate Existence; Compliance with Law...................21

                                                                            Page

         4.2      Executive Offices; FEIN....................................21
         4.3      Corporate Power, Authorization, Enforceable Obligations....21
         4.4      SEC Reports and Financial Statements.......................22
         4.5      Projections................................................23
         4.6      Material Adverse Effect....................................23
         4.7      Ownership of Property:  Liens..............................23
         4.8      Labor Matters..............................................24
         4.9      Ventures; Subsidiaries and Affiliates;
                  Outstanding Stock and Indebtedness ........................25
         4.10     Government Regulation......................................25
         4.11     Margin Regulations.........................................26
         4.12     Taxes......................................................26
         4.13     ERISA......................................................27
         4.14     No Litigation..............................................28
         4.15     Brokers....................................................28
         4.16     Intellectual Property......................................28
         4.17     Full Disclosure............................................28
         4.18     Environmental Matters......................................29
         4.19     Insurance..................................................30
         4.20     Bank Accounts..............................................30
         4.21     Government Contracts.......................................30
         4.22     Customer and Trade Relations...............................30
         4.23     Agreements and Other Documents.............................31
         4.24     Solvency...................................................31
         4.25     Valid Issuance of Securities...............................31

4A.      REPRESENTATIONS AND WARRANTIES OF THE LENDER

         4A.1     Acquisition for Own Account................................31
         4A.2     Adequate Information.......................................32
         4A.3     Acknowledgment of Risk.....................................32
         4A.4     Accredited Investor........................................32
         4A.5     Restrictions on Distribution...............................32

5.       COVENANTS:  FINANCIAL STATEMENTS AND INFORMATION

         5.1      Reports and Notices........................................33
         5.2      Communication with Accountants.............................36

                                                                            Page

6.       AFFIRMATIVE COVENANTS

         6.1      Maintenance of Existence and Conduct of Business...........36
         6.2      Payment of Obligations.....................................36
         6.3      Books and Records..........................................37
         6.4      Insurance: Damage to or Destruction of Collateral..........37
         6.5      Compliance with Laws.......................................39
         6.6      Supplemental Disclosure....................................39
         6.7      Intellectual Property......................................39
         6.8      Environmental Matters......................................39
         6.9      Landlords' Agreements, Mortgagee
                  Agreements and Bailee Letters..............................40
         6.11     Further Assurances.........................................41

7.       NEGATIVE COVENANTS

         7.1      Mergers, Subsidiaries, Etc.................................41
         7.2      Investments; Notes and Advances............................42
         7.3      Indebtedness...............................................42
         7.4      Employee Notes and Affiliate Transactions..................43
         7.5      Capital Structure and Business.............................44
         7.6      Guaranteed Indebtedness....................................45
         7.7      Liens......................................................45
         7.8      Sale of Stock and Assets...................................45
         7.9      ERISA......................................................46
         7.10     Financial Covenants........................................46
         7.11     Hazardous Materials........................................46
         7.12     Sale-Leasebacks............................................46
         7.13     Cancellation of Indebtedness...............................46
         7.14     Restricted Payments........................................47
         7.15     Change of Corporate Name or Location;
                  Change of Fiscal Year .....................................47
         7.16     No Impairment of Intercompany Transfers....................47
         7.17     No Speculative Transactions................................48
         7.18     Leases.....................................................48

                                                                            Page

8.       TERM

         8.1      Termination................................................48
         8.2      Survival of Obligations Upon Termination
                  of Financing Arrangements .................................48

9.       EVENTS OF DEFAULT:  RIGHTS AND REMEDIES

         9.1      Events of Default..........................................49
         9.2      Remedies...................................................51
         9.3      Waivers by Borrowers.......................................51

10.      ASSIGNMENTS AND PARTICIPATIONS

         10.1     Assignments................................................52

11.      SUCCESSORS AND ASSIGNS

         11.1     Successors and Assigns.....................................54

12.      MISCELLANEOUS

         12.1     Complete Agreement; Modification of Agreement..............54
         12.2     Amendments and Waivers.....................................55
         12.3     Fees and Expenses..........................................55
         12.4     No Waiver..................................................56
         12.5     Remedies...................................................57
         12.6     Severability...............................................57
         12.7     Conflict of Terms..........................................57
         12.8     Confidentiality............................................57
         12.9     GOVERNING LAW..............................................58
         12.10    Notices....................................................58
         12.11    Section Titles.............................................60
         12.12    Counterparts...............................................60
         12.13    WAIVER OF JURY TRIAL.......................................60
         12.14    Reinstatement..............................................60
         12.15    No Strict Construction.....................................61
         12.16    Joint and Several Obligations..............................61

                                    EXHIBITS

                 EXHIBIT A:  Form of Term A Note
                 EXHIBIT B:  Form of Term B Note
                 EXHIBIT C:  Form of Term C Note
                 EXHIBIT D:  Form of PIK Note
                 EXHIBIT E:  Form of Warrant
                 EXHIBIT F:  Form of Officer's Certificate
                 EXHIBIT G:  Form of Registration Rights Agreement
                 EXHIBIT H:  Form of Stockholders Agreement
                 EXHIBIT I:  Form of Participation Agreement
                 EXHIBIT J:  Form of Bylaws Amendment
                 EXHIBIT K:  Form of Opinion of Borrowers' Counsel
                 EXHIBIT L:  Form of Security Agreement
                 EXHIBIT M:  Form of Pledge Agreement
                 EXHIBIT N:  Form of Security Agreement (Intellectual Property)


                           ANNEXES

                 ANNEX A: DEFINITIONS
                 ANNEX B: FINANCIAL COVENANTS
                 ANNEX C: ANG NOTES
                 ANNEX D: INITIAL PARTICIPANTS
                 ANNEX E: BOARD OF DIRECTOR RESIGNATIONS

                  THIS CONVERTIBLE NOTE AGREEMENT, dated as of July 31, 2000 (this "Agreement"), is by and among WPI GROUP, INC., a New Hampshire corporation (the "Parent"), and each of its wholly owned subsidiaries WPI ELECTRONICS, INC., WPI MAGNETEC, INC., WPI MICRO PALM, INC., WPI POWER SYSTEMS, INC., WPI TERMIFLEX, INC., WPI MICRO PROCESSOR SYSTEMS, INC., WPI DECISIONKEY, INC., WPI UK HOLDING, INC., WPI UK HOLDING II, INC., WPI OYSTER TERMINALS, INC., and WPI INSTRUMENTS, INC., each a New Hampshire corporation, and WPI HUSKY TECHNOLOGY, INC., a Florida corporation (collectively, the "Subsidiary Borrowers"), all such corporations having their chief executive offices at 1155 Elm Street, Manchester, New Hampshire 03101 (the Parent and the Subsidiary Borrowers are hereinafter referred to individually as a "Borrower" and collectively as the "Borrowers"), and Sunrise Capital Partners, L.P., a Delaware limited partnership (the "Lender").

                                    RECITALS:

                  WHEREAS, the Borrowers have requested that Lender enter into certain financing arrangements with the Borrowers pursuant to which the Lender may purchase from the Borrowers (i) certain promissory notes in the principal amounts specified herein; (ii) certain shares of common stock of Parent; and
(iii) warrants representing the right to purchase shares of Parent's common stock, each on the terms and subject to the conditions set forth herein.

                  WHEREAS, the proceeds from such purchase by the Lenders will be used to refinance, in part, (i) amounts owed by the Borrower under that Credit Agreement, dated as of August 3, 1998, among the Parent and certain of its subsidiaries, as Borrowers, the lenders party thereto and Fleet Bank - NH, as Agent (as amended to date, the "Existing Senior Credit Facility") and (ii) amounts owed by WPI Instruments to certain Persons affiliated with Allard-Nazarian Group, Inc. under a series of non-negotiable promissory notes dated August 3, 1998 and identified on Annex C hereto (the "ANG Notes");

                  WHEREAS, the Lender is willing to make such purchases and provide such financial accommodations on the terms and conditions set forth herein; and

                  WHEREAS, all capitalized terms used in this Agreement shall have the meanings ascribed to them in Annex A. All Annexes, Disclosure Schedules, Exhibits and other attachments (collectively, "Appendices") hereto, or expressly identified in this Agreement, are incorporated herein by reference, and taken together, shall constitute a single agreement. These Recitals shall be construed as part of this Agreement;

                  NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, and for other good and valuable consideration, the parties hereto agree as follows:

1. AMOUNT AND TERMS OF CREDIT

         1.1 Purchase and Sale of Securities.

                  (a) Subject to the terms and conditions hereof, on the Closing Date, the Lender shall purchase from the Borrowers, and the Borrowers shall sell to the Lenders, the Term A Securities for an aggregate purchase price of $14,116,875.

                  As used in this Agreement, "Term A Securities" means, collectively, (i) the convertible promissory notes of the Borrowers, substantially in the form as attached hereto as Exhibit A, in aggregate principal amount of $14,116,875 (each, a "Term A Note" and collectively, the "Term A Notes"); (ii) 1,833,906 shares of Common Stock, representing in the aggregate 19.99% of the outstanding shares of Parent on a fully-diluted basis (the "Term A Shares"); and (iii) Common Stock Purchase Warrants, in substantially the form as attached hereto as Exhibit E, representing the right to purchase in the aggregate the number of shares of Common Stock equal to (x) the number of shares of Common Stock that would be issuable upon conversion of the Term A Notes in accordance with the provisions of Article 2 hereof multiplied by (y) .20 (the "Term A Warrants").

                  (b) Subject to the terms and conditions hereof, at any time during the Term B Commitment Period, the Lender shall purchase from the Borrowers, and the Borrowers shall sell to the Lenders, the Term B Securities for an aggregate purchase price of $5,000,000.

                  As used in this Agreement, "Term B Securities" means, collectively, (i) the convertible promissory notes of the Borrowers, substantially in the form as attached hereto as Exhibit B, in aggregate principal amount of $5,000,000 (each, a "Term B Note" and collectively, the "Term B Notes") and (ii) Common Stock Purchase Warrants, in substantially the form as attached hereto as Exhibit E, representing the right to purchase in the aggregate the number of shares of Common Stock equal to (x) the number of shares of Common Stock that would be issuable upon conversion of the Term B Notes in accordance with the provisions of Article 2 hereof multiplied by (y) .20 (the "Term B Warrants").

                  (c) Subject to the terms and conditions hereof, at any time during the Term C Commitment Period, the Lender may, in its discretion, purchase from the Borrowers the Term C Securities. The Lender shall notify the Borrowers of its desire to purchase the Term C Securities by delivery to Parent of a written notice (the "Term C Notice") informing the Borrowers that the Lender is exercising its ability to purchase such securities from the Borrowers. The Term C Notice shall set forth (i) the aggregate principal amount of Term C Notes (as defined below) that Lender wishes to purchase and (ii) the date of the purchase (which date shall not be more than five (5) days after the termination of the Term C Commitment Period). On the date specified in the Term C Notice, the Lender shall purchase from the Borrowers, and the Borrowers shall sell to the Lender, the Term C Securities for an aggregate purchase price equal to the principal amount of Term C Notes.

                  As used in this Agreement, "Term C Securities" means, collectively, (i) the convertible promissory notes of the Borrowers, substantially in the form as attached hereto as Exhibit C, in an aggregate principal amount specified by the Lender in the Term C Notice (each, a "Term C Note" and collectively, the "Term C Notes") and (ii) Common Stock Purchase Warrants, in substantially the form as attached hereto as Exhibit E, representing the right to purchase in the aggregate the number of shares of Common Stock equal to (x) the number of shares of Common Stock that would be issuable upon conversion of the Term C Notes in accordance with the provisions of Article 2 hereof multiplied by (y) .20 (the "Term C Warrants").

                  (d) The purchase price for each purchase described above shall be allocated among the Securities in accordance with Annex F. The Borrowers and the Lender shall notify one another and provide one another reasonable assistance in the event of an examination or audit or other proceeding regarding the allocation agreed to pursuant to this Section 1.1(d).

         1.2 Scheduled Repayment of the Notes. Unless otherwise converted pursuant to the terms of Article 2 of this Agreement, the Borrowers shall repay the entire principal amount of the Notes, together with any accrued but unpaid interest and Fees thereon, on the Maturity Date, if not sooner repaid in full. The Borrowers shall not be entitled to re-borrow all or any portion of the indebtedness represented by the Notes which shall be converted, paid or repaid at any time.

         1.3 Use of Proceeds.

         Borrowers shall utilize the proceeds of the sale of securities to refinance in part the Existing Senior Credit Facility and for the financing of Borrowers' ordinary working capital needs (but excluding in any event the making of any Restricted Payment not specifically permitted by Section 7.14). Section
1.3 of the Disclosure Schedule contains a description of Borrowers' sources and uses of funds on the Closing Date.

         1.4 Interest on the Notes.

                  (a) The outstanding principal balance of the Notes shall accrue and bear interest at a rate per annum of 10.75% (the "Interest Rate").

                  (b) Interest on the Notes shall be payable in cash by Borrowers to Lender quarterly in arrears (on March 31, June 30, September 30 and December 31 of each year), except that no interest payment shall be required to be paid by the Borrowers until the first anniversary of the date of issuance of the Term A Notes; provided, however, if no Event of Default has occurred and is continuing, the Borrowers may defer any scheduled interest payment until the Maturity Date. Upon each such deferral, Borrowers shall deliver to Lender a convertible promissory note substantially in the form of Exhibit D hereto (each, a "PIK Note"). The outstanding principal balance of the PIK Notes shall accrue and bear interest at the Interest Rate, subject to adjustment in accordance with
Section 1.4(e). The PIK Notes shall be eligible for conversion in accordance with Article 2 of this Agreement.

                  (c) If any payment on the Notes (including payment of interest and Fees) becomes due and payable on a day other than a Business Day, the maturity thereof will be extended to the next succeeding Business Day and, with respect to payments of principal, interest thereon shall be payable at the then applicable rate during such extension.

                  (d) All computations of interest and Fees calculated on a per annum basis shall be made by the Lender on the basis of a three hundred and sixty-five (365) day year, in each case for the actual number of days occurring in the period for which such interest and Fees are payable.

                  (e) So long as any Event of Default shall have occurred and be continuing, the interest rates applicable to the Notes shall be increased by two percentage points (2%) per annum above the rates of interest or the rate of such Fees otherwise applicable hereunder ("Default Rate"), and all outstanding Obligations shall bear interest at the Default Rate applicable to such Obligations. Interest at the Default Rate shall accrue from the initial date of such Event of Default until that Event of Default is cured or waived and shall be payable upon demand.

                  (f) Notwithstanding anything to the contrary set forth in this
Section 1.4, if a court of competent jurisdiction determines in a final order that the rate of interest payable on the Notes exceeds the highest rate of interest permissible under law (the "Maximum Lawful Rate"), then so long as the Maximum Lawful Rate would be so exceeded, the rate of interest payable on the Notes shall be equal to the Maximum Lawful Rate; provided, however, that if at any time thereafter the rate of interest payable hereunder is less than the Maximum Lawful Rate, Borrowers shall continue to pay interest hereunder at the Maximum Lawful Rate until such time as the total interest received by the Lender is equal to the total interest which would have been received had the interest rate payable on the Notes been (but for the operation of this paragraph) the interest rate payable since the Closing Date as otherwise provided in this Agreement. Thereafter, interest on the Notes shall be paid at the rate(s) of interest and in the manner provided in Sections 1.4(a) through (e) above, unless and until the rate of interest again exceeds the Maximum Lawful Rate, and at that time this paragraph shall again apply. In no event shall the total interest received by the Lender pursuant to the terms hereof exceed the amount which the Lender could lawfully have received had the interest due on the Notes been calculated for the full term hereof at the Maximum Lawful Rate. If the Maximum Lawful Rate is calculated pursuant to this paragraph, such interest shall be calculated at a daily rate equal to the Maximum Lawful Rate divided by the number of days in the year in which such calculation is made. If, notwithstanding the provisions of this Section 1.4(f), a court of competent jurisdiction shall finally determine that the Lender has received interest on the Notes in excess of the Maximum Lawful Rate, the Lender shall, to the extent permitted by applicable law, promptly apply such excess to repay the principal amount of the Notes and thereafter shall refund any excess to Borrowers or as a court of competent jurisdiction may otherwise order.

         1.5  Fees.

                  (a) Borrowers shall pay to Lender (or to such party or parties as Lender may designate) in cash on the date of purchase of each series of Notes the Closing Fee specified in the Sunrise Commitment Letter; provided, however, at the option of the Parent, payment of the Closing Fee may be deferred until the Maturity Date. If the Borrower elects to defer payment of the Closing Fee, Borrower shall deliver to Lender a PIK Note for the amount of such Fee. The PIK Note evidencing the unpaid amount of such Closing Fee shall accrue and bear interest at the Interest Rate, subject to adjustment in accordance with Section 1.4(e).

                  (b) Borrower shall pay to Sunrise Advisors, LLC in cash on the Closing Date the Transaction Fee specified in the Sunrise Commitment Letter.

                  (c) Borrowers shall pay to the Sunrise Advisors, LLC the annual Administration Fee specified in the Sunrise Commitment Letter. The administration fee shall be paid in equal quarterly installments on March 31, June 30, September 30 and December 31 of each year while the Notes remain outstanding.

         1.6  Prepayments.

                  (a) Voluntary Prepayments. Borrowers may not prepay any principal amount of the Notes before the Maturity Date without prior written consent of the Lender.

                  (b) Mandatory Repayments.

                           (i) Change of Control. Upon the occurrence of a Change of Control (other than a Change of Control resulting from conversion of the Notes) or the sale of all or substantially all of the assets of the Parent (including Stock in any Borrowers), the Borrowers shall be obligated to offer to repurchase the Notes from the Lender at a price equal to 110% of the unpaid principal amount of the Notes, plus any accrued but unpaid interest thereon.

                           (ii) Asset Dispositions. Upon receipt by any Borrower of Net Cash Proceeds from any asset disposition (including condemnation and insurance proceeds, but excluding proceeds of asset dispositions permitted by Section 7.8 (a), (b), and (c)), Borrowers shall, within three (3) Business Days of receipt of such proceeds, apply such Net Cash Proceeds (A) first, to the extent the Borrowers are required, to prepay or repay any amounts outstanding under the Existing Senior Credit Facility (as amended or superseded through the date of such asset disposition); (B) second, if the Net Cash Proceeds from any asset disposition does not exceed $500,000, to reinvest such proceeds in tangible assets to be used by the Borrowers in their line of business; and (C) third, to the extent of the balance of such Net Cash Proceeds remaining after application in accordance with clauses (A) and (B), to offer to repurchase the Notes from the Lender in accordance with the provisions of paragraph (c) of this Section 1.6.

                           (iii) Issuance of Capital Stock. If Parent issues Stock, no later than the Business Day following the date of receipt of proceeds thereof, Parent shall apply the proceeds from the sale of such Stock, net of underwriting discounts and commissions and other reasonable costs, fees and expenses paid to Non-Affiliates in connection therewith (A) first, to the extent the Borrowers are required, to prepay or repay any amounts outstanding under the Existing Senior Credit Facility (as amended or superseded through the date of such stock issuance); and (B) second, to the extent of the balance of such Net Cash Proceeds remaining after application in accordance with clause (A), to offer to repurchase the Notes from the Lender in accordance with the provisions of paragraph (c) of this Section 1.6.; provided, that repayments or offers to repurchase pursuant to this clause (iii) shall only be made to the extent such proceeds from the sale or issuance of Stock exceed $1,000,000.

                  (c) Offers to Repurchase. Any offer by the Borrowers to repurchase Notes from the Lender pursuant to clause (b) above shall be made in writing to the Lender, who shall have thirty (30) days to tender its Notes to the Borrower for repurchase. In the event that the Borrowers make an offer to repurchase the Notes pursuant to this Section 1.6, the Borrowers shall comply with any applicable securities laws and regulations.

                  (d) Nothing in this Section 1.6 shall be construed to constitute the Lender's consent to any transaction referred to in clause (b) above which is not permitted by other provisions of this Agreement or the other Note Documents.

         1.7 Receipt of Payments.

         Borrowers shall make each payment under this Agreement not later than 2:00 p.m. (New York, New York time) on the day when due in immediately available funds in Dollars to the Lender (or to such other party or parties as Lender may designate in writing). For purposes of computing interest and Fees, all payments shall be deemed received on the day of receipt of immediately available funds therefor in the account or accounts designated by the Lender for payments prior to 2:00 p.m. New York, New York time. Payments received after 2:00 p.m. New York, New York time on any Business Day shall be deemed to have been received on the following Business Day.

         1.8 Loan Account and Accounting.

         The Lender shall maintain a loan account (the "Loan Account") on its books to record the outstanding principal amount of all Notes, all payments made by Borrowers, and all other debits and credits as provided in this Agreement with respect to the Notes or any other Obligations. All entries in the Loan Account shall be made in accordance with the Lender's customary accounting practices as in effect from time to time. The balance in the Loan Account, as recorded on the Lender's most recent printout or other written statement, shall, absent manifest error, be presumptive evidence of the amounts due and owing to the Lender by each Borrower under the Notes; provided, that any failure to so record or any error in so recording shall not limit or otherwise affect any Borrower's duty to pay the Obligations. Borrower shall receive, upon request to Lender, a summary of the Loan Account maintained by Lender; provided that Borrower shall not request such summary more than once each fiscal quarter.

         1.9 Indemnity.

         Each Borrower shall jointly and severally indemnify and hold harmless the Lender and its Affiliates, and each such Person's respective officers, directors, employees, attorneys, agents and representatives (each, an "Indemnified Person"), from and against any and all suits, actions, proceedings, claims, damages, losses, liabilities and expenses (including reasonable attorneys' fees and disbursements and other costs of investigation or defense, including those incurred upon any appeal) which may be instituted or asserted against or incurred by any such Indemnified Person as the result of the purchase of the Securities (including the Notes), any credit having been extended, suspended or terminated under this Agreement and the other Note Documents and the administration of the Notes or such credit, and in connection with or arising out of the transactions contemplated hereunder and thereunder and any actions or failures to act in connection therewith, including any and all Environmental Liabilities and legal costs and expenses arising out of or incurred in connection with disputes between or among any parties to any of the Note Documents (collectively, "Indemnified Liabilities"); provided, that no such Borrower shall be liable for any indemnification to an Indemnified Person to the extent that any such suit, action, proceeding, claim, damage, loss, liability or expense results from that Indemnified Person's gross negligence or willful misconduct. NO INDEMNIFIED PERSON SHALL BE RESPONSIBLE OR LIABLE TO ANY OTHER PARTY TO ANY NOTE DOCUMENT, ANY SUCCESSOR, ASSIGNEE OR THIRD PARTY BENEFICIARY OF SUCH PERSON OR ANY OTHER PERSON ASSERTING CLAIMS DERIVATIVELY THROUGH SUCH PARTY, FOR INDIRECT, PUNITIVE, EXEMPLARY OR CONSEQUENTIAL DAMAGES WHICH MAY BE ALLEGED AS A RESULT OF THE SALE OF THE SECURITIES, ANY CREDIT HAVING BEEN EXTENDED, SUSPENDED OR TERMINATED UNDER ANY NOTE DOCUMENT OR AS A RESULT OF ANY OTHER TRANSACTION CONTEMPLATED HEREUNDER OR THEREUNDER.

         1.10 Access.

         Each Borrower shall, during normal business hours, from time to time upon three (3) Business Days' prior notice as frequently as the Lender determines to be appropriate: (a) provide the Lender and any of its officers, employees and agents access to its properties, facilities, advisors and employees (including officers) of each Borrower and to the Collateral, (b) permit the Lender, and any of its officers, employees and agents, to inspect, audit and make extracts from any Borrower's books and records, and (c) permit the Lender, and its officers, employees and agents, to inspect, review, evaluate and make test verifications and counts of the Accounts, Inventory and other Collateral of any Borrower. If a Default or Event of Default shall have occurred and be continuing, each such Borrower shall provide such access to the Lender at all times and without advance notice. Furthermore, so long as any Event of Default shall have occurred and be continuing, Borrowers shall provide the Lender with access to their suppliers and customers. Each Borrower shall make available to the Lender and its counsel, as quickly as is possible under the circumstances, originals or copies of all books and records which the Lender may request. Each Borrower shall deliver any document or instrument necessary for the Lender, as it may from time to time request, to obtain records from any service bureau or other Person which maintains records for such Borrower, and shall maintain duplicate records or supporting documentation on media, including computer tapes and discs owned by such Borrower consistent with past practices.

         1.11 Taxes.

                  (a) Any and all payments by each Borrower hereunder or under the Notes shall be made, in accordance with this Section 1.11, free and clear of and without deduction for any and all present or future Taxes. If any Borrower shall be required by law to deduct any Taxes from or in respect of any sum payable hereunder or under the Notes, (i) the sum payable shall be increased as much as shall be necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 1.11) the Lender receives an amount equal to the sum they would have received had no such deductions been made, (ii) such Borrower shall make such deductions, and (iii) such Borrower shall pay the full amount deducted to the relevant taxing or other authority in accordance with applicable law. Within thirty (30) days after the date of any payment of Taxes, Parent shall furnish to the Lender the original or a certified copy of a receipt evidencing payment thereof.

                  (b) Each Borrower shall jointly and severally indemnify and, within ten (10) days of demand therefor, pay the Lender for the full amount of Taxes (including any Taxes imposed by any jurisdiction on amounts payable under this Section 1.11) paid by Lender, as appropriate, and any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally asserted.

         1.12 Single Obligation.

         The Notes purchased by the Lender and all of the other Obligations of Borrowers arising under this Agreement and the other Note Documents shall constitute one general joint and several obligation of the Borrowers secured, until the Termination Date, by all of the Collateral.

         1.13 Appointment of Borrower Representative. Each Borrower hereby designates Parent as its representative and agent on its behalf for the purposes of giving and receiving all other notices and consents hereunder or under any of the other Note Documents and taking all other actions (including in respect of compliance with covenants) on behalf of any Borrower or Borrowers under the Note Documents. Parent hereby accepts such appointment. The Lender may regard any notice or other communication pursuant to any Note Document from Parent as a notice or communication from all Borrowers, and may give any notice or communication required or permitted to be given to any Borrower or Borrowers hereunder to Parent on behalf of such Borrower or Borrowers. Each Borrower agrees that each notice, election, representation and warranty, covenant, agreement and undertaking made on its behalf by Parent shall be deemed for all purposes to have been made by such Borrower and shall be binding upon and enforceable against such Borrower to the same extent as if the same had been made directly by such Borrower.

2.       CONVERSION OF NOTES

         2.1 Conversion Privilege.

                  (a) At any time or from time to time before the Maturity Date, the Lender may convert any or all of the outstanding principal amount of the Notes, and any accrued but unpaid interest and Fees thereon, into Common Stock. The number of shares of Common Stock issuable upon conversion shall be determined by dividing the amount of unpaid principal, interest and Fees designated by the Lender for conversion (the "Optional Conversion Amount") by the Conversion Price in effect at the time of such conversion.

                  (b) To convert any amounts pursuant to this Section 2.1, the Lender must give notice to the Borrowers setting forth the Optional Conversion Amount. The date on which the Lender gives such notice is the effective date of the conversion (the "Optional Conversion Date"). As soon as practicable, but in no event later than five (5) business days following the Optional Conversion Date, Parent shall deliver to Lender or a party designated by the Lender a certificate for the number of full shares of Common Stock issuable upon the conversion with any fractional share being rounded up to a full share. The person in whose name the certificate is registered shall be treated as a shareholder of record on and after the Optional Conversion Date.

         2.2 Mandatory Conversion.


                  (a) Upon the occurrence of Trading Price Conversion Event (as defined below), Parent may require the Lender to convert the entire unpaid principal amount of the Notes, together with any accrued but unpaid interest and Fees thereon (the "Mandatory Conversion Amount"), into Common Stock. The number of shares of Common Stock issuable upon such conversion shall be determined by dividing the Mandatory Conversion Amount by the Conversion Price in effect at the time of the Trading Price Conversion Event.

                  For purposes of this Agreement, a "Trading Price Conversion Event" shall be deemed to occur if (a) the Borrowers are in full compliance with all the terms of the Existing Senior Credit Facility (as in effect at such time), and no event of default has occurred or is continuing thereunder; (b) no Default or Event of Default has occurred and is continuing hereunder; (c) the Parent has maintained and at the time is maintaining the listing of its Common Stock on the NASDAQ National Market or the New York Stock Exchange; (d) Parent's Common Stock maintains a trading price at or above $4.50 per share for a period of forty-five (45) consecutive trading days; and (e) the trading volume of the Parent's Common Stock on such exchange on any day in such forty-five (45) day period is not less than 40,000 shares.

                  (b) If, upon the occurrence of a Trading Price Conversion Event, Parent elects to effect a mandatory conversion in accordance with the terms of this Section 2.2, Parent shall deliver written notice to the Lender to such effect. The date on which the Lender receives such notice from Parent is the effective date of the conversion (the "Mandatory Conversion Date"). As soon as practicable, but in no event later than five (5) business days after the Mandatory Conversion Date, Parent shall deliver to the Lender (or such party or parties as Lender shall designate) a certificate for the number of full shares of Common Stock issuable upon the conversion of the Notes with any fractional share being rounded up to a full share. The person in whose name the certificate is registered shall be treated as a shareholder of record on and after the Mandatory Conversion Date.

         2.3  Adjustments to Conversion Price.

                  (a) If, on or after the Closing Date, Parent:

                           (i) pays a dividend or makes a distribution on its Common Stock in shares of Common Stock;

                           (ii) splits or subdivides its outstanding shares of Common Stock into a greater number of shares;

                           (iii) combines its outstanding shares of Common Stock into a smaller number of shares;

                           (iv) makes a distribution on its Common Stock in shares of its Stock other than Common Stock; or

                           (v) issues by reclassification of its Common Stock any shares of its Stock;

then the conversion privilege and the Conversion Price in effect immediately prior to such action shall be adjusted so that the Lender may receive the number of shares of Common Stock which would be owned immediately following such action if Lender had converted the Notes (or any portion thereof) immediately prior to such action.

                  The adjustment shall become effective immediately after the record date in the case of a dividend or distribution and immediately after the effective date in the case of a subdivision, combination or reclassification.

                  (b) If, upon receipt of a Term C Notice, the Borrowers shall fail to sell to the Lenders the Term C Securities or shall otherwise fail to comply with the terms of Section 1.1(c), then the Conversion Price in effect immediately prior to the delivery of the Term C Notice shall be adjusted to a price equal to: (A) the total principal amount of all loans outstanding divided by (B) the sum of (x) the number of shares of Common Stock issuable upon conversion of all outstanding Notes at the then-current Conversion Price, plus
(y) the number of shares of Common Stock that would be issuable upon conversion of the Term C Notes at the then-current Conversion Price, had such Term C Notes been sold to the Lender.

                  (c) No adjustment in the Conversion Price need be made unless the adjustment would require an increase or decrease of at least 1% in the Conversion Price. Any adjustments that are not made shall be carried forward and taken into account in any subsequent adjustment.

         2.4 Reorganization, Reclassifications. Without limiting the requirements of Section 1.6(b) of this Agreement, if Parent is a party to a Change of Control, consolidation or merger which reclassifies or changes its outstanding Common Stock, upon consummation of such transaction the Notes shall automatically become convertible into the kind and amount of securities, cash or other assets which the Lender would have owned immediately after such transaction if the Lender had converted the Notes immediately before the effective date of the transaction. The Borrowers shall not effect any such transaction unless, prior to the consummation thereof, the entity whose Stock is to be issued upon conversion of the Notes thereafter, shall expressly assume by written instrument delivered to the Lender, the obligation to deliver to the Lender such shares of Stock or property the Lender would be entitled to receive upon conversion of the Notes. Nothing in this Section 2.4 shall be construed to permit a Change of Control, consolidation, merger or other transaction which is otherwise prohibited by this Agreement.

         2.5 Fractional Shares. Parent will not issue any fractional shares of Common Stock upon any conversion pursuant to this Article 2. Each fractional share will be rounded up to a full share.

         2.6 Documentary and Transfer Taxes. All documentary, stamp or similar issue or transfer tax due upon the issuance of Common Stock upon any conversion pursuant to this Article 2 shall be paid by Parent. Neither Parent nor Borrowers shall be required to pay any transfer taxes incurred by reason of the issuance of any shares of Common Stock in the name of any person other than the Lender or an Affiliate thereof.

         2.7 Reservation of Common Stock. Parent agrees that at all times while any amounts are outstanding under this Agreement there shall be reserved for issuance and delivery upon any conversion of the Notes pursuant to this Article 2 shares of Common Stock issuable upon such conversion. All such shares shall be fully authorized, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights.

         2.8 Registration Rights. The shares of Common Stock issuable upon conversion pursuant to this Article 2 shall constitute Registrable Securities (as such term is defined in the Registration Rights Agreement).

         2.9 Cancellation of Notes. Upon conversion of any Notes pursuant to this Article 2, such Notes will be marked by the Lender "paid" to the extent of the amount converted. If any Note shall have been fully converted pursuant to this Article 2, such Note shall be marked by the Lender "Paid In Full."

3.       CONDITIONS TO THE PURCHASE OF SECURITIES

         3.1 Conditions to the Purchase of the Term A Securities.

         The obligation of the Lender to purchase the Term A Securities and to perform any obligations hereunder on the Closing Date shall be subject to the satisfaction of, or waiver by the Lender of, the following conditions on or before the Closing Date:

                  (a) Credit Agreement; Note Documents. This Agreement and the other Note Documents shall have been duly executed by, and delivered to, the Borrowers and the Lender, and the Lender shall have received such documents, instruments, agreements and legal opinions as Lender shall reasonably request in connection with the transactions contemplated by this Agreement and the other Note Documents, each in form and substance satisfactory to the Lender.

                  (b) Delivery of Convertible Notes. The Borrowers shall have issued to Lender the Term A Notes.


                  (c) Issuance of Warrants. Parent shall have delivered to Lender (or such party or parties as Lender shall designate) certificates representing the Term A Warrants.

                  (d) Payment of Fees. Borrowers shall have paid the Fees payable pursuant to Section 1.5 hereof (including the Fees specified in the Sunrise Commitment Letter), and shall have reimbursed the Lender for all fees, costs and expenses of closing presented as of the Closing Date. All such amounts may be paid with proceeds of the sale of Securities as made on the Closing Date and, in such case, will be reflected in the funding notice and wiring instructions given by the Borrowers to the Lenders before the Closing Date.

                  (e) Issuance of Common Stock Parent shall have issued to Lender (or such party or parties as Lender shall designate) certificates representing the Term A Shares.

                  (f) Amendments to Existing Senior Credit Facility. The Lender shall have received fully executed copies of the Senior Credit Amendments, in form and substance satisfactory to the Lender, as duly authorized, executed and delivered by the Borrowers and the Agent and Lenders named under the Existing Senior Credit Facility.

                  (g) [Intentionally Omitted]

                  (h) Approvals. The Lender shall have received satisfactory evidence that the Borrowers have obtained all required consents and approvals of all Persons (including all requisite Governmental Authorities) to the execution, delivery and performance of this Agreement and the other Note Documents and the consummation of the transactions contemplated hereby and thereby, and all waiting periods shall have been terminated or lapsed without extension or the imposition of any conditions or restrictions.

                  (i) No Material Adverse Effect. There shall not have occurred a Material Adverse Effect on any of the Borrowers, or any event reasonably likely to result in a Material Adverse Effect on any of the Borrowers, since December 31, 1999.

                  (j) Registration Rights Agreement. Parent and Borrower shall have executed the Registration Rights Agreement in substantially the form as attached hereto as Exhibit G.

                  (k) Stockholders Agreement. The Stockholders Agreement, in substantially the form attached hereto as Exhibit H, shall have been executed by the parties thereto and delivered to Lender.

                  (l) Participation Agreements. The ANG Notes shall have been repaid in full. Participation Agreements, in substantially the form as attached hereto as Exhibit I, shall have been executed and delivered by the parties identified on Annex D hereof with respect to the amounts set forth thereon.

(m) Employee Confidentiality and Non-Disclosure Agreements. The Lender shall have received evidence satisfactory to it that employees of the Borrowers have executed or are otherwise bound by confidentiality and proprietary information agreements.

                  (n) Bylaws Amendment. The Board of Directors of Parent shall have adopted the Bylaws Amendment.

                  (o) Director Resignations. The members of the Board of Directors of Parent identified on Annex E shall have resigned from their positions on the Board of Directors of Parent, and the Sunrise Directors shall have been elected to fill the vacancies created by such resignations.

                  (p) Officer's Certificate. The Borrowers shall have delivered to the Purchaser a certificate executed by (a) the Chairman of the Board or the President or one of the Vice Presidents of the Parent and (b) the Treasurer or one of the Assistant Treasurers of the Parent, in substantially the form as annexed hereto as Exhibit F, certifying on behalf of each of the Borrowers that the conditions specified in this Section 3.1 have been fulfilled.

                  (q) Secretary's Certificates. Lender shall have received a certificate from each of the Borrowers, dated as of the Closing Date and signed by the Secretary or an Assistant Secretary of each such Borrower, certifying that the attached copies of the Articles of Incorporation, bylaws, and resolutions of the Board of Directors of such Borrower approving the Note Documents and the transactions contemplated thereby, are all true, complete and correct and remain unamended and in full force and effect.

                  (r) Opinion of Counsel. The Lender shall have received an opinion of counsel to the Borrowers, dated as of the Closing Date substantially in the form of Exhibit K hereto.

                  (s) Security. The Lender shall have received evidence, in form and substance reasonably satisfactory to the Lender, that it has a valid and perfected security interests in, and liens upon, the Collateral and other property which is intended to be security for the Obligations or the liability of any Obligor in respect thereof, subject only to the security interests and liens permitted herein or in the Existing Senior Credit Facility, as amended by the Senior Credit Amendments.

                  (t) Insurance. The Lender shall have received evidence of insurance and loss payee endorsements required hereunder and under the other Note Documents, and certificates of insurance policies and/or endorsements naming the Lender as loss payee with respect thereto, in each case in form and substance reasonably satisfactory to the Lender.

         3.2 Conditions to the Purchase of the Term B Securities. The obligation of the Lender to purchase the Term B Securities shall be subject to the satisfaction of, or waiver by the Lender of, the following conditions:

                  (a) Representations and Warranties. Each of the representations and warranties of the Borrowers contained in this Agreement that is qualified as to Material Adverse Effect shall be true and correct, and each of the representations and warranties of the Borrowers contained in this Agreement that is not so qualified shall be true and correct in all material respects, at and as of such date except to the extent that such representations and warranties relate solely to an earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such earlier date as if made at and as of such date.

                  (b) Compliance with the Terms and Conditions of this Agreement; No Default. Each of the Borrowers shall have duly and properly performed and complied with all of the agreements, covenants and obligations set forth herein that are required to be performed or complied with by such Borrower on or before such date, and no Default or Event of Default shall have occurred and be continuing on such date or would result after giving effect to the sale of the Term B Securities.

                  (c) No Material Adverse Effect. There shall not have occurred a Material Adverse Effect on any of the Borrowers, or any event reasonably likely to result in a Material Adverse Effect on any of the Borrowers, since December 31, 1999.

                  (d) Delivery of Convertible Notes. The Borrowers shall have delivered to the Purchaser the Term B Notes.


                  (e) Issuance of Additional Warrants. Parent shall have delivered to Lender (or such party or parties as Lender shall designate) certificates representing the Term B Warrants.

                  (f) Payment of Fees. Borrowers shall have paid the Fees payable pursuant to Section 1.5 hereof (including the Fees specified in the Sunrise Commitment Letter).

                  (g) Participation Agreements. Participation Agreements, in substantially the form as attached hereto as Exhibit I, shall have been executed and delivered by the parties identified on Annex D hereof with respect to the amounts set forth thereon.

                  (h) Stockholder Approval. Parent shall have obtained Stockholder Approval at its annual meeting or a special meeting duly called therefor and the Charter Amendment shall have been adopted.

                  The request and acceptance by the Borrower Representative of the proceeds from the sale of the Term B Securities shall be deemed to constitute, as of the date of such request or acceptance, (i) a representation and warranty by Borrowers that the conditions in this Section 3.2 have been satisfied and (ii) a reaffirmation by the Borrowers of the granting and continuance of the Lender's Liens pursuant to the Collateral Documents.

         3.3 Conditions to the Purchase of the Term C Securities.

         The obligation of the Lender to purchase the Term C Securities and to perform any obligations hereunder on the Closing Date shall be subject to the satisfaction of, or waiver by the Lender of, the following conditions:

                  (a) Representations and Warranties. Each of the representations and warranties of the Borrowers contained in this Agreement that is qualified as to Material Adverse Effect shall be true and correct, and each of the representations and warranties of the Borrowers contained in this Agreement that is not so qualified shall be true and correct in all material respects, at and as of such date except to the extent that such representations and warranties relate solely to an earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such earlier date as if made at and as of such date.

                  (b) Compliance with the Terms and Conditions of this Agreement; No Default. Each of the Borrowers shall have duly and properly performed and complied with all of the agreements, covenants and obligations set forth herein that are required to be performed or complied with by such Borrower on or before such date, and no Default or Event of Default shall have occurred and be continuing on such date or would result after giving effect to the sale of the Term C Securities.

                  (c) No Material Adverse Effect. There shall not have occurred a Material Adverse Effect on any of the Borrowers, or any event reasonably likely to result in a Material Adverse Effect on any of the Borrowers, since December 31, 1999.

                  (d) Sale of Term B Securities. The Term B Securities shall have been purchased by the Lender.

                  (e) Delivery of Convertible Notes. The Borrowers shall have delivered to the Purchaser the Term C Notes.

                  (f) Issuance of Additional Warrants. Parent shall have delivered to Lender (or such party or parties as Lender shall designate) certificates representing the Term B Warrants.

                  (g) Payment of Fees. Borrowers shall have paid the Fees payable pursuant to Section 1.5 hereof (including the Fees specified in the Sunrise Commitment Letter).

                  (h) Participation Agreements. Participation Agreements, in substantially the form as attached hereto as Exhibit I, shall have been executed and delivered by the parties identified on Annex D hereof with respect to the amounts set forth thereon.

                  The acceptance by the Borrower Representative of the proceeds of the sale of the Term C Securities shall be deemed to constitute, as of the date of such request or acceptance, (i) a representation and warranty by Borrowers that the conditions in this Section 3.3 have been satisfied and (ii) a reaffirmation by the Borrowers of the granting and continuance of the Lender's Liens pursuant to the Collateral Documents.

4.       REPRESENTATIONS AND WARRANTIES OF BORROWERS

         To induce the Lender to purchase the Securities, the Borrowers executing this Agreement, jointly and severally, make the following representations and warranties to the Lender with respect to all Borrowers, each and all of which shall survive the execution and delivery of this Agreement.

         4.1 Corporate Existence; Compliance with Law.

         Each Borrower (a) is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation; (b) is duly qualified to conduct business and is in good standing in each other jurisdiction where its ownership or lease of property or the conduct of its business requires such qualification, except where the failure to be so qualified would not have a Material Adverse Effect; (c) has the requisite corporate power and authority and the legal right to own, pledge, mortgage or otherwise encumber and operate its properties, to lease the property it operates under lease and to conduct its business as now, heretofore and proposed to be conducted; (d) subject to specific representations set forth herein regarding Environmental Laws, has all licenses, permits, consents or approvals from or by, and has made all filings with, and has given all notices to, all Governmental Authorities having jurisdiction, to the extent required for such ownership, operation and conduct; (e) is in compliance with its charter and by-laws; and
(f) subject to specific representations set forth herein regarding ERISA, Environmental Laws, tax and other laws, is in compliance with all applicable provisions of law, except where the failure to comply, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

         4.2 Executive Offices; FEIN.

         As of the Closing Date, the current location of each Borrower's chief executive office and principal place of business is set forth on Section 4.2 of the Disclosure Schedule, and none of such locations have changed within the twelve (12) months preceding the Closing Date. In addition, Section 4.2 of the Disclosure Schedule lists the federal employer identification number of each Borrower.

         4.3 Corporate Power, Authorization, Enforceable Obligations.

         The execution, delivery and performance by each Borrower of each of the Note Documents to which it is a party, the issuance of the Securities contemplated thereby and the creation of all Liens provided for therein: (a) are within such Person's corporate or partnership power; (b) have been duly authorized by all necessary or proper corporate, shareholder and other action (other than receipt of Stockholder Approval of the Charter Amendment necessary for issuance of the Term B Notes); (c) do not contravene any provision of such Person's charter, bylaws or partnership agreement; (d) do not violate any law or regulation, or any order or decree of any court or Governmental Authority; (e) do not conflict with or result in the breach or termination of, constitute a default under or accelerate or permit the acceleration of any performance required by, any indenture, instrument, mortgage, deed of trust, or any material lease or other agreement to which such Person is a party or by which such Person or any of its property is bound; (f) do not result in the creation or imposition of any Lien upon any of the property of such Person, other than those in favor of the Lender pursuant to the Note Documents; and (g) do not require the consent or approval of any Governmental Authority or any other Person. On or prior to the Closing Date, each of the Note Documents shall have been duly executed and delivered by each Borrower and each such Note Document shall then constitute a legal, valid and binding obligation enforceable in accordance with its terms.

        4.4 SEC Reports and Financial Statements. Parent has filed all required registration statements, prospectuses, reports, schedules, forms, statements and other documents required to be filed by it with the SEC since January 1, 1998 (the "SEC Reports"). No Subsidiary of Parent is required to file any registration statement, prospectus, report, schedule, form, statement or other document with the SEC. None of the SEC Reports, as of their respective dates (and, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. Each of the financial statements (including the related notes) included in the SEC Reports presents fairly, in all material respects, the consolidated financial position and results of operations and cash flows of Parent and its Subsidiaries on a consolidated basis as of the respective dates or for the respective periods set forth therein, all in conformity with GAAP consistently applied during the periods involved except as otherwise noted therein and subject, in the case of the unaudited interim financial statements, to the absence of notes and normal year-end adjustments that have not been made and are not expected to be material in amount. All of such SEC Reports, as of their respective dates (and as of the date of any amendment to the respective SEC Report) complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder.

4.5      Projections.

         The Projections delivered on the date hereof and attached as Section
4.5 of the Disclosure Schedule have been prepared by Borrowers in light of the past operations of their businesses, but including future payments of known contingent liabilities, and reflect projections for the fiscal year ending September 30, 2000 beginning on the first day of the month immediately following the Closing Date on a month by month basis for the first year and on a year by year basis thereafter. The Projections are based upon estimates and assumptions stated therein, all of which Borrowers believe to be reasonable and fair in light of current conditions and current facts known to Borrowers and, as of the Closing Date, reflect Borrowers' good faith and reasonable estimates of the future financial performance of Borrowers and of the other information projected therein for the period set forth therein.

         4.6 Material Adverse Effect.

         Except as set forth on Section 4.6 of the Disclosure Schedule, between the September 30, 1999 and the Closing Date, (a) no Borrower has incurred any obligations, contingent or non-contingent liabilities, liabilities for Charges, long-term leases or unusual forward or long-term commitments which are not reflected in the audited financial statements contained in the SEC Reports and which, alone or in the aggregate, could reasonably be expected to have a Material Adverse Effect, (b) no contract, lease or other agreement or instrument has been entered into by any Borrower or has become binding upon any Borrower's assets and no law or regulation applicable to any Borrower has been adopted which has had or could reasonably be expected to have a Material Adverse Effect, and (c) no Borrower is in default and to the best of Existing Borrowers' knowledge no third party is in default under any material contract, lease or other agreement or instrument, which alone or in the aggregate could reasonably be expected to have a Material Adverse Effect. Between September 30, 1999 and the Closing Date no event has occurred, which alone or together with other events, could reasonably be expected to have a Material Adverse Effect.

         4.7 Ownership of Property: Liens.

         As of the Closing Date, the real estate listed on Section 4.7 of the Disclosure Schedule (the "Real Estate") constitutes all of the real property owned, leased, subleased, or used by any Borrower. Each Borrower owns good and marketable fee simple title to all of its owned real estate, and valid and marketable leasehold interests in all of its leased Real Estate, all as described on Section 4.7 of the Disclosure Schedule, and copies of all such leases or a summary of terms thereof satisfactory to Lender have been delivered to Lender. Section 4.7 of the Disclosure Schedule further describes any Real Estate with respect to which any Borrower is a lessor, sublessor or assignor as of the Closing Date. Each Borrower also has good and marketable title to, or valid leasehold interests in, all of its personal properties and assets. As of the Closing Date, none of the properties and assets of any Borrower are subject to any Liens other than Permitted Encumbrances, and there are no facts, circumstances or conditions known to any Borrower that may result in any Liens (including Liens arising under Environmental Laws) other than Permitted Encumbrances. Each Borrower has received all deeds, assignments, waivers, consents, non-disturbance and recognition or similar agreements, bills of sale and other documents, and has duly effected all recordings, filings and other actions necessary to establish, protect and perfect such Borrower's right, title and interest in and to all such Real Estate and other properties and assets. Section 4.17 of the Disclosure Schedule also describes any purchase options, rights of first refusal or other similar contractual rights pertaining to any Real Estate. As of the Closing Date, no portion of any Borrower's Real Estate has suffered any material damage by fire or other casualty loss which has not heretofore been repaired and restored in all material respects to its original condition or otherwise remedied. As of the Closing Date, all material permits required to have been issued to enable the Real Estate to be lawfully occupied and used for all of the purposes for which they are currently occupied and used have been lawfully issued and are in full force and effect.

         4.8 Labor Matters.

         As of the Closing Date (a) no strikes or other material labor disputes against any Borrower are pending or, to any Borrower's knowledge, threatened;
(b) hours worked by and payment made to employees of each Borrower comply with the Fair Labor Standards Act and each other federal, state, local or foreign law applicable to such matter; (c) all payments due from any Borrower for employee health and welfare insurance have been paid or accrued as a liability on the books of such Borrower; (d) except as set forth in Section 4.8 of the Disclosure Schedule, no Borrower is a party to or bound by any collective bargaining agreement, management agreement, consulting agreement or any employment agreement (and true and complete copies of any agreements described on Section
4.8 of the Disclosure Schedule have been delivered to the Lender); (e) there is no organizing activity involving any Borrower pending or, to any Borrower's knowledge, threatened by any labor union or group of employees; (f) there are no representation proceedings pending or, to any Borrower's knowledge, threatened with the National Labor Relations Board, and no labor organization or group of employees of any Borrower has made a pending demand for recognition; and (g) except as set forth in
Section 4.8 of the Disclosure Schedule, there are no complaints or charges against any Borrower pending or, to the knowledge of any Borrower, threatened to be filed with any Governmental Authority or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment by any Borrower of any individual.

         4.9 Ventures; Subsidiaries and Affiliates; Outstanding Stock and Indebtedness.

         Except as set forth on Section 4.9 of the Disclosure Schedule, no Borrower has any Subsidiaries, is engaged in any joint venture or partnership with any other Person, or is an Affiliate of any Person other than the other Borrowers. All of the issued and outstanding Stock of each Borrower that is a corporation is owned by each of the stockholders and in the amounts set forth on
Section 4.9 of the Disclosure Schedule. Except as set forth on Section 4.9 of Disclosure Schedule, there are no outstanding rights to purchase, options, warrants or similar rights or agreements pursuant to which any Borrower may be required to issue, sell, repurchase or redeem any of its Stock or other equity securities, or interests or any Stock or other equity securities of its Subsidiaries. As of the Closing Date, the Borrowers have no Indebtedness or Guaranteed Indebtedness except as set forth on Section 7.3 of the Disclosure Schedule.

         4.10 Government Regulation.

         No Borrower is an "investment company" or an "affiliated person" of, or "promoter" or "principal underwriter" for, an "investment company," as such terms are defined in the Investment Company Act of 1940, as amended. No Borrower is subject to regulation under the Public Utility Holding Company Act of 1935, as amended, the Federal Power Act, as amended, or any other federal or state statute that restricts or limits its ability to incur Indebtedness or to perform its obligations hereunder. The issuance of the Securities by the Borrowers to the Lenders, the application of the proceeds from the sale thereof and repayment thereof, and the issuance of the Common Stock upon conversion of the Notes or exercise of the Warrants will not violate any provision of any such statute or any rule, regulation or order issued by the Securities and Exchange Commission.

         4.11 Margin Regulations.

         No Borrower is engaged, nor will it engage, principally or as one of its important activities, in the business of extending credit for the purpose of "purchasing" or "carrying" any "margin security" as such terms are defined in Regulation U or G of the Federal Reserve Board as now and from time to time hereafter in effect (such securities being referred to herein as "Margin Stock"). No Borrower owns any Margin Stock, and none of the proceeds of the Notes or other extensions of credit under this Agreement will be used, directly or indirectly, for the purpose of purchasing or carrying any Margin Stock, for the purpose of reducing or retiring any Indebtedness which was originally incurred to purchase or carry any Margin Stock or for any other purpose which might cause any of the Notes or other extensions of credit under this Agreement to be considered a "purpose credit" within the meaning of Regulation G, U or X of the Federal Reserve Board. No Borrower will take or permit to be taken any action which might cause any Note Document to violate any regulation of the Federal Reserve Board.

         4.12 Taxes.

         All tax returns, reports and statements, including information returns, required by any Governmental Authority to be filed by any Borrower have been filed with the appropriate Governmental Authority and all Charges have been paid prior to the date on which any fine, penalty, interest or late charge may be added thereto for nonpayment thereof (or any such fine, penalty, interest, late charge or loss has been paid), excluding Charges or other amounts being contested in accordance with Section 6.2(b). Proper and accurate amounts have been withheld by each Borrower from its respective employees for all periods in full and complete compliance with all applicable federal, state, local and foreign law and such withholdings have been timely paid to the respective Governmental Authorities. Section 4.12 of the Disclosure Schedule sets forth as of the Closing Date those taxable years for which any Borrower's tax returns are currently being audited by the IRS or any other applicable Governmental Authority and any assessments or threatened assessments in connection with such audit, or otherwise currently outstanding. Except as described on Section 4.12 of the Disclosure Schedule, no Borrower has executed or filed with the IRS or any other Governmental Authority any agreement or other document extending, or having the effect of extending, the period for assessment or collection of any Charges. None of the Borrowers and their respective predecessors are liable for any Charges: (a) under any agreement (including any tax sharing agreements) or
(b) to each Borrower's knowledge, as a transferee. As of the Closing Date, no Borrower has agreed or been requested to make any adjustment under IRC Section 481(a), by reason of a change in accounting method or otherwise, which would have a Material Adverse Effect.

         4.13 ERISA.

                  (a) Section 4.13 of the Disclosure Schedule lists and separately identifies all Title IV Plans, Multiemployer Plans, ESOPs and Retiree Welfare Plans. Copies of all such listed Plans, together with a copy of the latest form 5500 for each such Plan, have been delivered to the Lender. Each Qualified Plan has been determined by the IRS to qualify under Section 401 of the IRC, and the trusts created thereunder have been determined to be exempt from tax under the provisions of Section 501 of the IRC, and nothing has occurred which would cause the loss of such qualification or tax-exempt status. Each Plan is in compliance with the applicable provisions of ERISA and the IRC, including the filing of reports required under the IRC or ERISA. No Borrower or ERISA Affiliate has failed to make any contribution or pay any amount due as required by either Section 412 of the IRC or Section 302 of ERISA or the terms of any such Plan. No Borrower or ERISA Affiliate has engaged in a prohibited transaction, as defined in Section 4975 of the IRC, in connection with any Plan, which would subject any Borrower to a material tax on prohibited transactions imposed by Section 4975 of the IRC.

                  (b) Except as set forth in Section 4.13 of the Disclosure
Schedule: (i) no Title IV Plan has any Unfunded Pension Liability; (ii) no ERISA Event or event described in Section 4062(e) of ERISA with respect to any Title IV Plan has occurred or is reasonably expected to occur; (iii) there are no pending, or to the knowledge of any Borrower, threatened claims (other than claims for benefits in the normal course), sanctions, actions or lawsuits, asserted or instituted against any Plan or any Person as fiduciary or sponsor of any Plan; (iv) no Borrower or ERISA Affiliate has incurred or reasonably expects to incur any liability as a result of a complete or partial withdrawal from a Multiemployer Plan; (v) within the last five years no Title IV Plan with Unfunded Pension Liabilities has been transferred outside of the "controlled group" (within the meaning of Section 4001 (a)(14) of ERISA) of any Borrower or ERISA Affiliate; and (vi) no liability under any Title IV Plan has been satisfied with the purchase of a contract from an insurance company that is not rated AAA by the Standard & Poor's Corporation or the equivalent by another nationally recognized rating agency.

         4.14 No Litigation.

         No action, claim, lawsuit, demand, investigation or proceeding is now pending or, to the knowledge of any Borrower, threatened against any Borrower, before any Governmental Authority or before any arbitrator or panel of arbitrators (collectively, "Litigation"), (a) which challenges any Borrower's right or power to enter into or perform any of its obligations under the Note Documents to which it is a party, or the validity or enforceability of any Note Document or any action taken thereunder, or (b) which has a reasonable risk of being determined adversely to any Borrower and which, if so determined, could reasonably be expected to have a Material Adverse Effect. Except as set forth on
Section 4.14 of the Disclosure Schedule, as of the Closing Date there is no Litigation pending or threatened which seeks damages in excess of $100,000 or injunctive relief or alleges criminal misconduct of any Borrower.

         4.15 Brokers.

         Except as set forth on Section 4.15 of the Disclosure Schedule, no broker or finder acting on behalf of any Borrower brought about the issuance or sale of the Securities or the transactions contemplated by this Agreement, and no Borrower has any obligation to any Person in respect of any finder's or brokerage fees in connection therewith.

         4.16 Intellectual Property.

         As of the Closing Date, each Borrower owns or has rights to use all Intellectual Property necessary to continue to conduct its business as now or heretofore conducted by it or proposed to be conducted by it, and each Patent, Trademark, registered Copyright and License is listed, together with application or registration numbers, as applicable, on Section 4.16 of the Disclosure Schedule. Each Borrower conducts its business and affairs without infringement of or interference with any Intellectual Property of any other Person.

         4.17 Full Disclosure.

         No information contained in this Agreement, any of the other Note Documents, any Projections, Financial Statements or Collateral Reports or other reports from time to time delivered hereunder or any written statement furnished by or on behalf of any Borrower to the Lender pursuant to the terms of this Agreement contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein not misleading in light of the circumstances under which they were made. The Liens granted to the Lender pursuant to the Collateral Documents will at all times be fully perfected first priority Liens in and to the Collateral described therein, subject, as to priority, only to Permitted Encumbrances with respect to the Collateral.

         4.18 Environmental Matters.

                  (a) Except as set forth on Section 4.18 of the Disclosure Schedule, as of the Closing Date: (i) the Real Estate is free of contamination from any Hazardous Material except for such contamination that would not result in Environmental Liabilities which could reasonably be expected to have a Material Adverse Effect; (ii) no Borrower has caused or suffered to occur any Release of Hazardous Materials on, at, in, under, above, to, from or about any of its Real Estate, except for such Releases as would not result in Environmental Liabilities which could reasonably be expected to have a Material Adverse Effect; (iii) the Borrowers are and have been in compliance with all Environmental Laws, except for such noncompliance which would not result in Environmental Liabilities which could reasonably be expected to have a Material Adverse Effect; (iv) the Borrowers have obtained, and are in compliance with, all Environmental Permits required by Environmental Laws for the operations of their respective businesses as presently conducted or as proposed to be conducted, except where the failure to so obtain or comply with such Environmental Permits would not result in Environmental Liabilities which could reasonably be expected to have a Material Adverse Effect, and all such Environmental Permits are valid, uncontested and in good standing; (v) no Borrower is involved in operations or knows of any facts, circumstances or conditions, including any Releases of Hazardous Materials, that are likely to result in any Environmental Liabilities of such Borrower which could reasonably be expected to have a Material Adverse Effect, and no Borrower has permitted any current or former tenant or occupant of the Real Estate to engage in any such operations; (vi) there is no Litigation arising under or related to any Environmental Laws, Environmental Permits or Hazardous Material which seeks damages, penalties, fines, costs or expenses in excess of $25,000 or injunctive relief, or which alleges criminal misconduct by any Borrower; (vii) no notice has been received by any Borrower identifying it as a "potentially responsible party" or requesting information under CERCLA or analogous state statutes, and to the knowledge of the Borrowers, there are no facts, circumstances or conditions that may result in any Borrower being identified as a "potentially responsible party" under CERCLA or analogous state statutes; and (viii) the Borrowers have provided to the Lender copies of all existing environmental reports and audits in their possession pertaining to actual or potential Environmental Liabilities, in each case relating to any Real Estate.

                  (b) Each Borrower hereby acknowledges and agrees that the Lender (i) is not now, and has not ever been, in control of any of the Real Estate or any Borrower's affairs, and (ii) does not have the capacity through the provisions of the Note Documents or otherwise to influence any Borrower's conduct with respect to the ownership, operation or management of any of its Real Estate or compliance with Environmental Laws or Environmental Permits.

         4.19 Insurance.

         Section 4.19 of the Disclosure Schedule lists all insurance policies of any nature maintained, as of the Closing Date, for current occurrences by each Borrower, as well as a summary of the terms of each such policy.

         4.20 Bank Accounts.

         Section 4.20 of the Disclosure Schedule lists all banks and other financial institutions at which any Borrower maintains deposits and/or other accounts as of the Closing Date, and such Schedule correctly identifies the name, address and telephone number of each depository, the name in which the account is held, a description of the purpose of the account, and the complete account number.

         4.21 Government Contracts.

         Except as set forth on Section 4.21 of the Disclosure Schedule, as of the Closing Date, no Borrower is a party to any contract or agreement with any Governmental Authority and no Borrower's Accounts are subject to the Federal Assignment of Claims Act of 1940, as amended (31 U.S.C. Section 3727), or any similar state or local law.

         4.22 Customer and Trade Relations.

         Except as set forth on Section 4.22 of the Disclosure Schedule, as of the Closing Date, there exists no actual or, to the knowledge of any Borrower, threatened termination or cancellation of, or any material adverse modification or change in: the business relationship of any Borrower with any customer or group of customers whose purchases during the preceding twelve (12) months caused them to be ranked among the ten largest customers of such Borrower; or the business relationship of any Borrower with any supplier material to its operations.

         4.23 Agreements and Other Documents.

         As of the Closing Date, each Borrower has provided to the Lender or its counsel, on behalf of Lenders, accurate and complete copies (or summaries) of all of the following agreements or documents to which any it is subject and each of which are listed on Section 4.23 of the Disclosure Schedule: (a) supply agreements and purchase agreements not terminable by such Borrower within sixty
(60) days following written notice issued by such Borrower and involving transactions in excess of $1,000,000 per annum; (b) any lease of Equipment having a remaining term of one year or longer and requiring aggregate rental and other payments in excess of $500,000 per annum; (c) licenses and permits held by the Borrowers, the absence of which could be reasonably likely to have a Material Adverse Effect; (d) instruments or documents evidencing Indebtedness of such Borrower and any security interest granted by such Borrower with respect thereto; and (e) instruments and agreements evidencing the issuance of any equity securities, warrants, rights or options to purchase equity securities of such Borrower.

         4.24 Solvency. Immediately after giving effect to (a) the sale of Securities by the Borrower on the Closing Date or such other date as Notes requested hereunder are issued, (b) the disbursement of the proceeds of the sale of the Securities pursuant to the instructions of Parent, and (c) the payment and accrual of all transaction costs in connection with the foregoing, each Borrower is Solvent.

         4.25 Valid Issuance of Securities. Upon issuance and delivery of (a) certificates representing the Term A Shares and (b) the shares of Common Stock issuable upon conversion of any Notes or exercise of any Warrants, such shares of Common Stock will be validly issued, fully paid, non-assessable and free of preemptive rights or similar rights of stockholders of Parent, and free and clear of all Liens or other encumbrances.

4A.      REPRESENTATIONS AND WARRANTIES OF THE LENDER

         4A.1 Acquisition for Own Account. The Securities to be purchased by the Lender hereunder shall be acquired for investment for the Lender's own account, not as a nominee or agent, and not with a view to the public resale or distribution thereof, and, except with respect to the sale of participations in the Securities discussed herein, the Lender has no present intention of selling or otherwise distributing the same. The Lender has not been formed for the specific purpose of acquiring the Securities.

         4A.2 Adequate Information. The Lender has received or has had full access to all the information it considers necessary or appropriate to make an informed investment decision with respect to the Securities to be purchased under this Agreement. The Lender further has had an opportunity to ask questions and receive answers from the Borrowers regarding the terms and conditions of the offering of the Securities and to obtain additional information (to the extent the Borrowers possessed such information or could acquire it without unreasonable effort or expense) necessary to verify any information furnished to the Lender or to which the Lender had access.

         4A.3 Acknowledgment of Risk. The Lender understands that the purchase of the Securities involves substantial risk. The Lender acknowledges that the Lender is able to fend for itself, can bear the economic risk of the Lender's investment in the Securities and has such knowledge and experience in financial or business matters that the Lender is capable of evaluating the merits and risks of this investment in the Securities and protecting its own interests in connection with this investment.

         4A.4 Accredited Investor. The Lender is an "accredited investor" within the meaning of Regulation D promulgated under the Securities Act.

         4A.5 Restrictions on Distribution. The Lender understands that the Securities are characterized as "restricted securities" under the Securities Act inasmuch as they are being acquired from the Borrowers in a transaction not involving a public offering and that under the Securities Act and applicable regulations thereunder such securities may be resold without registration under the Securities Act only in certain limited circumstances. Further, the Lender represents that the Lender is familiar with Rule 144 of the Commission, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act. The Lender understands that Parent is under no obligation to register any of the securities sold hereunder except as provided in the Registration Rights Agreement.

5.       COVENANTS:  FINANCIAL STATEMENTS AND INFORMATION

         5.1 Reports and Notices. Borrowers shall deliver or cause to be delivered to the Lender the following:

                  (a) Quarterly Financials. Within forty-five (45) days after the end of each Fiscal Quarter, consolidated financial information regarding Borrowers, certified by the Chief Financial Officer of Parent, including (i) unaudited balance sheets as of the close of such Fiscal Quarter and the related statements of income and cash flow for that portion of the Fiscal Year ending as of the close of such Fiscal Quarter and (ii) unaudited statements of income and cash flows for such Fiscal Quarter, in each case setting forth in comparative form the figures for the corresponding period in the prior year and the figures contained in the Projections for such Fiscal Year, all prepared in accordance with GAAP (subject to normal year-end adjustments). Such financial information shall be accompanied by (A) a compliance Certificate in respect of each of the financial covenants set forth on Annex B which is tested on a quarterly basis and (B) the certification of the Chief Financial Officer of Parent that (i) such financial information presents fairly in accordance with GAAP (subject to normal year-end adjustments) the financial position, results of operations and statements of cash flows of Borrowers and their Subsidiaries, on a consolidated basis, as at the end of such Fiscal Quarter and for the period then ended, (ii) any other information presented is true, correct and complete in all material respects and that there was no Default or Event of Default in existence as of such time or, if a Default or Event of Default shall have occurred and be continuing, describing the nature thereof and all efforts undertaken to cure such Default or Event of Default. In addition, Borrowers shall deliver to the Lender, within forty-five (45) days after the end of each Fiscal Quarter, a management discussion and analysis which includes a comparison to budget for that Fiscal Quarter and a comparison of performance for that Fiscal Quarter to the corresponding period in the prior year;

                  (b) Operating Plan. As soon as available, but not later than thirty (30) days after the end of each Fiscal Year, an annual operating plan for the Borrowers, approved by the Board of Directors of Parent, for the following year, which will include a statement of all of the material assumptions on which such plan is based, will include quarterly balance sheets and a quarterly budget for the following year and will integrate sales, gross profits, operating expenses, operating profit and cash flow projections all prepared on the same basis and in similar detail as that on which operating results are reported (and in the case of cash flow projections, representing management's good faith estimates of future financial performance based on histori-cal performance), and including plans for personnel, Capital Expenditures and facilities;

                  (c) Annual Audited Financials. Within ninety (90) days after the end of each Fiscal Year, audited Financial Statements for Borrowers and their Subsidiaries on a consolidated basis, consisting of balance sheets and statements of income and retained earnings and cash flows, setting forth in comparative form in each case the figures for the previous Fiscal Year which Financial Statements shall be prepared in accordance with GAAP, certified without qualification, by an independent certified public accounting firm of national standing or otherwise acceptable to the Lender. Such Financial Statements shall be accompanied by (i) a statement prepared in reasonable detail showing the calculations used in determining compliance with each of the financial covenants set forth on Annex B, (ii) a report from such accounting firm to the effect that, in connection with their audit examination, nothing has come to their attention to cause them to believe that a Default or Event of Default has occurred (or specifying those Defaults and Events of Default that they became aware of), it being understood that such audit examination extended only to accounting matters that no special investigation was made with respect to the existence of Defaults or Events of Default, (iii) the annual letters to such accountants in connection with their audit examination detailing contingent liabilities and material litigation matters, and (iv) the certification of the Chief Executive Officer or Chief Financial Officer of Borrowers that all such Financial Statements present fairly in accordance with GAAP the financial position, results of operations and statements of cash flows of Borrowers and their Subsidiaries on a consolidated basis, as at the end of such year and for the period then ended, and that there was no Default or Event of Default in existence as of such time or, if a Default or Event of Default shall have occurred and be continuing, describing the nature thereof and all efforts undertaken to cure such Default or Event of Default; and (vi) a letter from the Chief Financial Officer of Borrower addressed to the Lender, in form and substance reasonably satisfactory to the Lender, setting forth a comparison of the figures for the previous Fiscal Year against the figures contained in the Projections for such Fiscal Year;

                  (d) Management Letters. Within five (5) Business Days after receipt thereof by any Borrower, copies of all management letters, exception reports or similar letters or reports received by such Borrower from its independent certified public accountants;

                  (e) Default Notices. As soon as practicable, and in any event within five (5) Business Days after an executive officer of any Borrower has actual knowledge of the existence of any Default, Event of Default or other event which has had a Material Adverse Effect, telephonic or telecopies notice specifying the nature of such Default or Event of Default or other event, including the anticipated effect thereof, which notice, if given telephonically, shall be promptly confirmed in writing on the next Business Day;

                  (f) SEC Filing and Press Releases. Promptly upon their becoming available, copies of: (i) all SEC Reports made publicly available by Parent to its security holders; and (ii) all press releases and other statements made available by any Parent to the public concerning material adverse changes or developments in the business of any such Person;

                  (g) Supplemental Schedules. To the Lender, supplemental disclosures, if any, required by Section 6.6 of the Agreement;

                  (h) Litigation. Promptly upon learning thereof, notice of any Litigation commenced or threatened against any Borrower that (i) seeks damages in excess of $100,000, (ii) seeks injunctive relief, (iii) is asserted or instituted against any Plan, its fiduciaries or its assets or against any Borrower or ERISA Affiliate in connection with any Plan, (iv) alleges criminal misconduct by any Borrower, or (v) alleges the violation of any law regarding, or seeks remedies in connection with, any Environmental Liabilities;

                  (i) Insurance Notices. Disclosure of losses or casualties required by Section 6.4 of the Agreement;

                  (j) Lease/Warehouse Notices. To Agent, copies of (i) any and all default notices received under or with respect to any leased location or public warehouse where Collateral is located, and (ii) such other notices or documents as Agent may request respecting such leased locations or public warehouses; and

                  (k) Other Documents. Such other financial and other information respecting any Borrower's business or financial condition as the Lender shall, from time to time, request in its reasonable discretion.

         5.2 Communication with Accountants.

         Each Borrower executing this Agreement authorizes the Lender to communicate directly with its independent certified public accountants, and authorizes and shall instruct those accountants and advisors to disclose and make available to the Lender any and all Financial Statements and other supporting financial documents, schedules and information relating to any Borrower (including copies of any issued management letters) with respect to the business, financial condition and other affairs of any Borrower in a manner consistent with the policies of such accountants and advisors.

6.       AFFIRMATIVE COVENANTS

         Each Borrower jointly and severally agrees as to all Borrowers that from and after the date hereof and until the Termination Date:

         6.1 Maintenance of Existence and Conduct of Business.

         Each Borrower shall do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and its rights and franchises; continue to conduct its business substantially as now conducted or as otherwise permitted hereunder; at all times maintain, preserve and protect all of its assets and properties used or useful in the conduct of its business, and keep the same in good repair, working order and condition in all material respects (taking into consideration ordinary wear and tear) and from time to time make, or cause to be made, all necessary or appropriate repairs, replacements and improvements thereto consistent with industry practices; and transact business only in such corporate and trade names as are set forth on Section 6.1 of the Disclosure Schedule.

         6.2 Payment of Obligations.

                  (a) Subject to Section 6.2(b), each Borrower shall pay and discharge or cause to be paid and discharged promptly all Charges payable by it, including (A) Charges imposed upon it, its income and profits, or any of its property (real, personal or mixed) and all Charges with respect to tax, social security and unemployment withholding with respect to its employees, and (B) lawful claims for labor, materials, supplies and services or otherwise, before any thereof shall become past due.

                  (b) Each Borrower may in good faith contest, by appropriate proceedings, the validity or amount of any Charges or claims described in
Section 6.2(a); provided, that (i) at the time of commencement of any such contest no Default or Event of Default shall have occurred and be continuing,
(ii) adequate reserves with respect to such contest are maintained on the books of such Borrower, in accordance with GAAP, (iii) such contest is maintained and prosecuted continuously and with diligence and operates to suspend collection or enforcement of such Charges or claims or any Lien in respect thereof, (iv) none of the Collateral becomes subject to forfeiture or loss as a result of such contest, (v) no Lien shall be imposed to secure payment of such Charges or claims other than Permitted Encumbrances, (vi) such Borrower shall promptly pay or discharge such contested Charges or claims and all additional charges, interest, penalties and expenses, if any, and shall deliver to the Lender evidence acceptable to the Lender of such compliance, payment or discharge, if such contest is terminated or discontinued adversely to such Borrower or the conditions set forth in this Section 6.2(b) are no longer met, and (vii) the Lender has not advised Borrowers in writing that Lender reasonably believes that nonpayment or nondischarge thereof could have or result in a Material Adverse Effect.

         6.3 Books and Records.

         Each Borrower shall keep adequate books and records with respect to its business activities in which proper entries, reflecting all financial transactions, are made in accordance with GAAP and on a basis consistent with the Financial Statements contained in the SEC Reports.

         6.4 Insurance: Damage to or Destruction of Collateral.

                  (a) The Borrowers shall, at their sole cost and expense, maintain the policies of insurance described on Section 4.19 of the Disclosure Schedule as in effect on the date hereof in form and with insurers acceptable to the Lender. If any Borrower at any time or times hereafter shall fail to obtain or maintain any of the policies of insurance required above or to pay all premiums relating thereto, the Lender may at any time or times thereafter obtain and maintain such policies of insurance and pay such premiums and take any other action with respect thereto which the Lender deems advisable. The Lender shall have no obligation to obtain insurance for any Borrower or pay any premiums therefor. By doing so, the Lender shall not be deemed to have waived any Default or Event of Default arising from any Borrower's failure to maintain such insurance or pay any premiums therefor. All sums so disbursed, including attorneys' fees, court costs and other charges related thereto, shall be payable on demand by Borrowers to the Lender and shall be additional Obligations hereunder secured by the Collateral.

                  (b) The Lender reserves the right at any time upon any change in any Borrower's risk profile (including any change in the product mix maintained by any Borrower or any laws affecting the potential liability of such Borrower) to require additional forms and limits of insurance to, in the Lender's opinion, adequately protect Lender's interests in all or any portion of the Collateral and to ensure that each Borrower is protected by insurance in amounts and with coverage customary for its industry. If requested by the Lender, each Borrower shall deliver to the Lender from time to time a report of a reputable insurance broker, satisfactory to the Lender, with respect to its insurance policies.

                  (c) Each Borrower shall deliver to the Lender, in form and substance satisfactory to the Lender, endorsements to (i) all "All Risk" and business interruption insurance naming the Lender as a loss payee, and (ii) all general liability and other liability policies naming the Lender as additional insured. Each Borrower irrevocably makes, constitutes and appoints the Lender (and all officers, employees or agents designated by the Lender), so long as any Default or Event of Default shall have occurred and be continuing, as such Borrower's true and lawful agent and attorney-in-fact for the purpose of making, settling and adjusting claims under such "All Risk" policies of insurance, endorsing the name of such Borrower on any check or other item of payment for the proceeds of such "All Risk" policies of insurance and for making all determinations and decisions with respect to such "All Risk" policies of insurance. The Lender shall have no duty to exercise any rights or powers granted to it pursuant to the foregoing power-of-attorney. Parent shall promptly notify the Lender of any loss, damage, or destruction to the Collateral in the amount of $500,000 or more, whether or not covered by insurance. After deducting from such proceeds the expenses, if any, incurred by the Lender in the collection or handling thereof, the Lender may, at its option, apply such proceeds to the reduction of the Obligations in accordance with Section 1.6(b), or permit or require the applicable Borrower to use such money, or any part thereof, to replace, repair, restore or rebuild the Collateral in a diligent and expeditious manner with materials and workmanship of substantially the same quality as existed before the loss, damage or destruction.

         6.5 Compliance with Laws.

         Each Borrower shall comply with all federal, state, local and foreign laws and regulations applicable to it, including without limitation those relating to licensing, ERISA and labor matters, except to the extent that the failure to comply, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

         6.6 Supplemental Disclosure.

         From time to time as may be requested by the Lender (which request will not be made more frequently than twice each year absent the occurrence and continuance of a Default or an Event of Default), the Borrowers shall supplement each Disclosure Schedule hereto, or any representation herein or in any other Note Document, with respect to any matter hereafter arising which, if existing or occurring at the date of this Agreement, would have been required to be set forth or described in such Disclosure Schedule or as an exception to such representation or which is necessary to correct any information in such Disclosure Schedule or representation which has been rendered inaccurate thereby (and, in the case of any supplements to any Disclosure Schedule, such Disclosure Schedule shall be appropriately marked to show the changes made therein);provided that (a) no such supplement to any such Disclosure Schedule or representation shall be or be deemed a waiver of any Default or Event of Default resulting from the matters disclosed therein, except as consented to by the Lender in writing; and (b) no supplement shall be required as to representations and warranties that relate solely to the Closing Date.

         6.7 Intellectual Property.

         Each Borrower will conduct its business and affairs without infringement of or interference with any Intellectual Property of any other Person which could reasonably be expected to have a Material Adverse Effect.

         6.8 Environmental Matters.

         Each Borrower shall and shall cause each Person within its control to:
(a) conduct its operations and keep and maintain its Real Estate in compliance with all Environmental Laws and Environmental Permits other than noncompliance which could not reasonably be expected to have a Material Adverse Effect; (b) implement any and all investigation, remediation, removal and response actions which are necessary to comply with Environmental Laws and Environmental Permits pertaining to the presence, generation, treatment, storage, use, disposal, transportation or Release of any Hazardous Material on, at, in, under, above, to, from or about any of its Real Estate; (c) notify the Lender promptly after such Borrower becomes aware of any violation of Environmental Laws or Environmental Permits or any Release on, at, in, under, above, to, from or about any Real Estate which is reasonably likely to result in Environmental Liabilities in excess of $500,000; and (d) promptly forward to the Lender a copy of any order, notice, request for information or any communication or report received by such Borrower in connection with any such violation or Release or any other matter relating to any Environmental Laws or Environmental Permits that could reasonably be expected to result in Environmental Liabilities in excess of $1,000,000 in each case whether or not the Environmental Protection Agency or any Governmental Authority has taken or threatened any action in connection with any such violation or Release. If the Lender at any time has a reasonable basis to believe that there may be a violation of any Environmental Laws or Environmental Permits by any Borrower or any Environmental Liability arising thereunder, or a Release of Hazardous Materials on, at, in, under, above, to, from or about any of its Real Estate, which, in each case, could reasonably be expected to have a Material Adverse Effect, then each Borrower shall, upon the Lender's written request (i) cause the performance of such environmental audits including subsurface sampling of soil and groundwater, and preparation of such environmental reports, at Borrowers' expense, as the Lender may from time to time reasonably request, which shall be conducted by reputable environmental consulting firms reasonably acceptable to the Lender and shall be in form and substance acceptable to the Lender, and (ii) permit the Lender or its representatives to have access to all Real Estate for the purpose of conducting such environmental audits and testing as the Lender deems reasonably appropriate, including subsurface sampling of soil and groundwater. Borrowers shall reimburse the Lender for the costs of such audits and tests and the same will constitute a part of the Obligations secured hereunder.

         6.9 Landlords' Agreements, Mortgagee Agreements and Bailee Letters.

         Each Borrower shall use its best efforts to obtain a landlord's agreement, mortgagee agreement or bailee letter, as applicable, from the lessor of each leased property or mortgagee of owned property or with respect to any warehouse, processor or converter facility or other location where Collateral is located, which agreement or letter shall contain a waiver or subordination of all Liens or claims that the landlord, mortgagee or bailee may assert against the Inventory or Collateral at that location, and shall otherwise be satisfactory in form and substance to the Lender.

After the Closing Date, no real property or warehouse space shall be leased or acquired by any Borrower and no Inventory shall be shipped to a processor or converter under arrangements established after the Closing Date without the prior written consent of the Lender, unless and until a satisfactory landlord or mortgagee agreement or bailee letter, as appropriate, shall first have been obtained with respect to such location. Each Borrower shall timely and fully pay and perform its obligations under all leases and other agreements with respect to each leased location or public warehouse where any Collateral is or may be located. If any Borrower obtains an ownership interest in any real property following the Closing Date, such Borrower shall execute and deliver all documents and instruments necessary to grant the Lender a fully perfected security interest in such real property.

         6.10 Election of Directors. As long as any Notes remain outstanding, Parent shall use its reasonable best efforts to cause the Sunrise Directors to be elected to the Board of Directors of Parent at each annual meeting of Parent's stockholders.

         6.11 Further Assurances.

         Each Borrower agrees that it shall and shall cause each other Borrower to, at such Borrower's expense and upon request of the Lender, duly execute and deliver, or cause to be duly executed and delivered, to the Lender such further instruments and do and cause to be done such further acts as may be necessary or proper in the reasonable opinion of the Lender to carry out more effectively the provisions and purposes of this Agreement or any other Note Document.

7.       NEGATIVE COVENANTS

         Each Borrower jointly and severally agrees as to all Borrowers that, without the prior written consent of the Lender, from and after the date hereof until the Termination Date:

         7.1 Mergers, Subsidiaries, Etc.

         No Borrower shall directly or indirectly, by operation of law or otherwise, (a) form or acquire any Subsidiary, or (b) merge with, consolidate with, acquire all or substantially all of the assets or capital stock of, or otherwise combine with or acquire, any Person.

         7.2 Investments; Notes and Advances.


         Except as otherwise expressly permitted by this Section 7, no Borrower shall make or permit to exist any investment in, or make, accrue or permit to exist loans or advances of money to, any Person, through the direct or indirect lending of money, holding of securities or otherwise, except that (a) Borrowers may hold investments comprised of notes payable, or stock or other securities issued by Account Debtors to any Borrower pursuant to negotiated agreements with respect to settlement of such Account Debtor's Accounts in the ordinary course of business, so long as the aggregate amount of such Accounts so settled by Borrowers does not exceed $250,000; and (b) provided that no Event of Default shall have occurred and be continuing and that the Lender has a first priority perfected security interest therein pursuant to a Control Letter, Borrowers may make and own investments in (i) marketable direct obligations issued or unconditionally guaranteed by the United States of America or any agency thereof maturing within one year from the date of acquisition thereof, (ii) commercial paper maturing no more than one year from the date of creation thereof and currently having the highest rating obtainable from either Standard & Poor's Ratings Group or Moody's Investors Service, Inc., (iii) certificates of deposit maturing no more than one year from the date of creation thereof or overnight repurchase obligations issued by commercial banks incorporated under the laws of the United States of America, each having combined capital, surplus and undivided profits of not less than $200,000,000 and having a senior unsecured rating of "A" or better by a nationally recognized rating agency, provided that the aggregate amount invested in such certificates of deposit shall not at any time exceed $500,000 for any one such certificate of deposit and $1,000,000 for any one such bank, (iv) time deposits, maturing no more than thirty (30) days from the date of creation thereof with commercial banks or savings and loan associations each having membership either in the Federal Deposit Insurance Corporation or in the Federal Savings and Loan Insurance Corporation and in amounts not exceeding the maximum amounts of insurance thereunder, and (v) any other type of investment not exceeding $1,000,000 in the aggregate at any time outstanding.

         7.3 Indebtedness.

                  (a) No Borrower shall create, incur, assume or permit to exist any Indebtedness, except (without duplication) (i) Indebtedness secured by purchase money security interests permitted in clause (c) of Section 7.7, (ii) Indebtedness under the Existing Senior Credit Facility in an aggregate principal amount not to exceed $23.0 million at any time outstanding; provided, that Indebtedness permitted by this clause (ii) shall be $25.0 million if the Term B Notes have not been sold to the Lender; (iii) the Notes and the other Obligations, (iii) deferred taxes, (iv) unfunded pension fund and other employee benefit plan obligations and liabilities to the extent they are permitted to remain unfunded under applicable law, (v) existing Indebtedness described on Section 7.3 of the Disclosure Schedule and refinancings thereof or amendments or modifications thereto which do not have the effect of increasing the principal amount thereof or changing the amortization thereof (other than to extend the same) and which are otherwise on terms and conditions no less favorable to any Borrower or the Lender, as reasonably determined by the Lender, than the terms of the Indebtedness being refinanced, amended or modified, (vi) Indebtedness consisting of intercompany loans and advances made by any Borrower to any other Borrower or Foreign Subsidiary, provided that (A) each obligor of such loans or advances shall have executed and delivered to the Borrower making such loan or advances, on the Closing Date, a demand note (collectively, the "Intercompany Notes") to evidence any such intercompany Indebtedness owing at any time by such obligor to such Borrower, which Intercompany Notes shall be in form and substance satisfactory to the Lender and shall be pledged and delivered to the Lender pursuant to the applicable Pledge Agreement or Security Agreement as additional collateral security for the Obligations; (B) each Borrower shall record all intercompany transactions on its books and records in a manner satisfactory to the Lender; (C) at the time any such intercompany loan or advance is made by any Borrower to any other Borrower and after giving effect thereto, each such Borrower shall be Solvent; and (D) no Default or Event of Default would occur and be continuing after giving effect to any such proposed intercompany loan.

                  (b) No Borrower shall, directly or indirectly, voluntarily purchase, redeem, defease or prepay any principal of, premium, if any, interest or other amount payable in respect of any Indebtedness, other than (i) the Obligations, (ii) Indebtedness secured by a Permitted Encumbrance if the asset securing such Indebtedness has been sold or otherwise disposed of in accordance with Sections 7.8(b), or (iii) other Indebtedness not in excess of $500,000.

         7.4  Employee Notes and Affiliate Transactions.

                  (a) Except as otherwise expressly permitted in this Section 7 with respect to Affiliates, no Borrower shall enter into or be a party to any transaction with any other Borrower or any Affiliate thereof except (i) transfers of equipment and sales of inventory between Borrowers in the ordinary course of business; provided that such assets are physically moved to the premises of the transferee and each Borrower continues to be Solvent after giving effect to any such transfer; and (ii) other transactions in the ordinary course of and pursuant to the reasonable requirements of such Borrower's business (but expressly excluding any Restricted Payments except as expressly permitted in Section 7.14) and, in each case, upon fair and reasonable terms that are no less favorable to such Borrower than would be obtained in a comparable arm's length transaction with a Person not an Affiliate of such Borrower. In addition, if any such transaction or series of related transactions involves payments in excess of $1,000,000 in the aggregate, the terms of these transactions must be disclosed in advance to the Lender. All such transactions existing as of the date hereof are described on
Section 7.4(a) of the Disclosure Schedule.

                  (b) No Borrower shall enter into any lending or borrowing transaction with any employees of any Borrower, except loans to their respective employees on an arms-length basis in the ordinary course of business consistent with past practices for travel expenses, relocation costs and similar purposes up to a maximum of $100,000 to any employee and up to a maximum of $500,000 in the aggregate at any one time outstanding.

         7.5 Capital Structure and Business.

         No Borrower shall (a) make any changes in any of its business objectives, purposes or operations which could in any way adversely affect the repayment of the Notes or any of the other Obligations or could reasonably be expected to result in a Material Adverse Effect, (b) except as contemplated by this Agreement, make any change in its capital structure as described on Section
4.9 of the Disclosure Schedule, including the issuance of any shares of Stock, warrants or other securities convertible into Stock or any revision of the terms of its outstanding Stock, except that Parent may issue shares to Borrowers' employees upon exercise of options or pursuant to Parent's employee stock option plan, or (c) amend its charter or bylaws in a manner which would adversely affect the Lender or such Borrower's duty or ability to repay the Obligations. No Borrower shall engage in any business other than the businesses currently engaged in by it or businesses reasonably related thereto.

         7.6 Guaranteed Indebtedness.

         No Borrower shall create, incur, assume or permit to exist any Guaranteed Indebtedness except (a) by endorsement of instruments or items of payment for deposit to the general account of any Borrower, and (b) for Guaranteed Indebtedness incurred for the benefit of any other Borrower if the primary obligation is expressly permitted by this Agreement.

         7.7 Liens.

         No Borrower shall create, incur, assume or permit to exist any Lien on or with respect to its Accounts or any of its other properties or assets (whether now owned or hereafter acquired) except for (a) Permitted Encumbrances;
(b) Liens in existence on the date hereof and summarized on Section 7.7 of the Disclosure Schedule; (c) Liens created after the date hereof by conditional sale or other title retention agreements (including Capital Leases) or in connection with purchase money Indebtedness with respect to Equipment and Fixtures acquired by any Borrower in the ordinary course of business, involving the incurrence of an aggregate amount of purchase money Indebtedness and Capital Lease Obligations of not more than $500,000 outstanding at any one time for all such Liens (provided that such Liens attach only to the assets subject to such purchase money debt and such Indebtedness is incurred within twenty (20) days following such purchase and does not exceed 100% of the purchase price of the subject assets). In addition, no Borrower shall become a party to any agreement, note, indenture or instrument, or take any other action, which would prohibit the creation of a Lien on any of its properties or other assets in favor of the Lender, on behalf of itself and Lenders, as additional collateral for the Obligations, except operating leases, Capital Leases or Licenses which prohibit Liens upon the assets that are subject thereto.

         7.8 Sale of Stock and Assets.


         No Borrower shall sell, transfer, convey, assign or otherwise dispose of any of its properties or other assets, including the capital Stock of any of its Subsidiaries and any of their Accounts, other than (a) the sale of Inventory in the ordinary course of business, (b) the sale, transfer, conveyance or other disposition by a Borrower of Equipment or Fixtures that are obsolete or no longer used or useful in such Borrower's business and having a value not exceeding $100,000 in an, single transaction or $500,000 in the aggregate in any Fiscal Year, and (c) those dispositions set forth in Section 7.8 of the Disclosure Schedule. With respect to any disposition of assets or other properties permitted pursuant to clause (b) and clause (c) above, the Lender agrees on reasonable prior written notice to release its Lien on such assets or other properties in order to permit the applicable Borrower to effect such disposition and shall execute and deliver to Borrowers, at Borrowers' expense, appropriate UCC-3 termination statements and other releases as reasonably requested by Borrowers.

7.9      ERISA.

         No Borrower shall, or shall cause or permit any ERISA Affiliate to, cause or permit to occur an event which could result in the imposition of a Lien under Section 412 of the IRC or Section 302 or 4068 of ERISA.

         7.10 Financial Covenants.

         Borrowers shall not breach or fail to comply with any of the Financial Covenants (the "Financial Covenants") set forth on Annex B.

         7.11 Hazardous Materials.

         No Borrower shall cause or permit a Release of any Hazardous Material on, at, in, under, above, to, from or about any of the Real Estate where such Release would violate, or form the basis for Environmental Liabilities under, any Environmental Laws or Environmental Permits, other than such violations or Environmental Liabilities which could not reasonably be expected to have a Material Adverse Effect.

         7.12 Sale-Leasebacks.

         No Borrower shall engage in any sale-leaseback, synthetic lease or similar transaction involving any of its assets.

         7.13 Cancellation of Indebtedness.

         No Borrower shall cancel any claim or debt owing to it, except for reasonable consideration negotiated on an arms-length basis and in the ordinary course of its business consistent with past practices.

         7.14 Restricted Payments.

         No Borrower shall make any Restricted Payment, except (a) intercompany loans and advances between Borrowers to the extent permitted by Section 7.3 above; (b) dividends and distributions by a Borrower to such Borrower as owns all of its capital stock; and (c) employee loans permitted under Section 7.4(b) above. 7.15 Change of Corporate Name or Location; Change of Fiscal Year.

         7.15 No Borrower shall not (a) change its corporate name, or (b) change its chief executive office, principal place of business, corporate offices or warehouses or locations at which Collateral is held or stored, or the location of its records concerning the Collateral, in any case without at least thirty
(30) days prior written notice to the Lender and after the Lender's written acknowledgment that any reasonable action requested by the Lender in connection therewith, including to continue the perfection of any Liens in favor of the Lender in any Collateral, has been completed or taken, and provided that any such new location shall be in the continental United States. Without limiting the foregoing, no Borrower shall change its name, identity or corporate structure in any manner which might make any financing or continuation statement filed in connection herewith seriously misleading within the meaning of Section 9-402(7) of the Code or any other then applicable provision of the Code except upon prior written notice to the Lender and after the Lender's written acknowledgment that any reasonable action requested by the Lender in connection therewith, including to continue the perfection of any Liens in favor of the Lender in any Collateral, has been completed or taken. No Borrower shall change its Fiscal Year.

         7.16 No Impairment of Intercompany Transfers.

         No Borrower shall directly or indirectly enter into or become bound by any agreement, instrument, indenture or other obligation (other than this Agreement and the other Note Documents) which could directly or indirectly restrict, prohibit or require the consent of any Person with respect to the payment of dividends or distributions or the making or repayment of intercompany loans by a Subsidiary of any Borrower to any Borrower or between Borrowers.

         7.17 No Speculative Transactions.

         No Borrower shall engage in any transaction involving commodity options, futures contracts or similar transactions, except solely to hedge against fluctuations in the prices of commodities owned or purchased by it and the values of foreign currencies receivable or payable by it and interest swaps, caps or collars.

         7.18 Leases.

         No Borrower shall enter into any operating lease for Equipment or Real Estate, if the aggregate of all such operating lease payments payable in any year for Borrowers on a consolidated basis would exceed $500,000.

8.       TERM

         8.1 Termination.

         The financing arrangements contemplated hereby shall be in effect until the Maturity Date and the Notes and all other Obligations shall be automatically due and payable in full on such date.

         8.2 Survival of Obligations Upon Termination of Financing Arrangements.

         Except as otherwise expressly provided for in the Note Documents, no termination or cancellation (regardless of cause or procedure) of any Note or any financing arrangement under this Agreement shall in any way affect or impair the obligations, duties and liabilities of the Borrowers or the rights of the Lender relating to any unpaid portion of the Notes or any other Obligations, due or not due, liquidated, contingent or unliquidated or any transaction or event occurring prior to such termination, or any transaction or event, the performance of which is required after the Commitment Termination Date. Except as otherwise expressly provided herein or in any other Note Document, all undertakings, agreements, covenants, warranties and representations of or binding upon the Borrowers, and all rights of the Lender, all as contained in the Note Documents, shall not terminate or expire, but rather shall survive any such termination or cancellation and shall continue in full force and effect until the Termination Date; provided however, that in all events the provisions of Section 12, the payment obligations under Sections 1.2, 1.4 and 1.5, and the indemnities contained in the Note Documents shall survive the Termination Date.

9.       EVENTS OF DEFAULT:  RIGHTS AND REMEDIES

         9.1 Events of Default.

         The occurrence of any one or more of the following events (regardless of the reason therefor) shall constitute an "Event of Default" hereunder:

                  (a) Any Borrower (i) fails to make any payment of principal of, or interest on, or Fees owing in respect of, the Notes or any of the other Obligations when due and payable, whether by acceleration or otherwise, or (ii) fails to pay or reimburse the Lender for any expense reimbursable hereunder or under any other Note Document within ten (10) days following the Lender demand for such reimbursement or payment of expenses.

                  (b) Any Borrower shall fail or neglect to perform, keep or observe any of the provisions of Sections 1.4, 1.5, 6.4 or 7, or any of the provisions set forth on Annex B.

                  (c) Any Borrower shall fail or neglect to perform, keep or observe any of the provisions of Section 5 and the same shall remain unremedied for three (3) Business Days or more.

                  (d) Any Borrower shall fail or neglect to perform, keep or observe any other provision of this Agreement or of any of the other Note Documents (other than any provision embodied in or covered by any other clause of this Section 9.1) and the some shall remain unremedied for thirty (30) days or more.

                  (e) A default or breach shall occur under any other agreement, document or instrument to which any Borrower is a party which is not cured within any applicable grace period, and such default or breach (i) involves the failure to make any payment when due in respect of any Indebtedness (other than the Obligations) of any Borrower in excess of $100,000 in the aggregate, or (ii) causes, or permits any holder of such Indebtedness or a trustee to cause, Indebtedness or a portion thereof in excess of $200,000 in the aggregate to become due prior to its stated maturity or prior to its regularly scheduled dates of payment, regardless of whether such default is waived, or such right is exercised, by such holder or trustee.

                  (f) Assets of any Borrower with a fair market value of $200,000 or more shall be attached, seized, levied upon or subjected to a writ or distress warrant, or come within the possession of any receiver, trustee, custodian or assignee for the benefit of creditors of any Borrower and such condition continues for thirty (30) days or more.

                  (g) A case or proceeding shall have been commenced against any Borrower seeking a decree or order in respect of any Borrower (i) under Title 11 of the United States Code, as now constituted or hereafter amended or any other applicable federal, state or foreign bankruptcy or other similar law, (ii) appointing a custodian, receiver, liquidator, assignee, trustee or sequestrator (or similar official) for any Borrower or of any substantial part of any such Person's assets, or (iii) ordering the winding up or liquidation of the affairs of any Borrower, and such case or proceeding shall remain undismissed or unstayed for sixty (60) days or more or such court shall enter a decree or order granting the relief sought in such case or proceeding.

                  (h) Any Borrower (i) shall file a petition seeking relief under Title 11 of the United States Code, as now constituted or hereafter amended, or any other applicable federal, state or foreign bankruptcy or other similar law, (ii) shall fail to contest in a timely and appropriate manner or shall consent to the institution of proceedings thereunder or to the filing of any such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee or sequestrator (or similar official) of any Borrower or of any substantial part of any such Person's assets, (iii) shall make an assignment for the benefit of creditors, (iv) shall take any corporate action in furtherance of any of the foregoing; or (v) shall admit in writing its inability to, or shall be generally unable to, pay its debts as such debts become due.

                  (i) A final judgment or judgments for the payment of money in excess of $100,000 in the aggregate at any time outstanding shall be rendered against any Borrower and the same shall not, within thirty (30) days after the entry thereof, have been discharged or execution thereof stayed or bonded pending appeal, or shall not have been discharged prior to the expiration of any such stay.

                  (j) Any material provision of any Note Document shall for any reason cease to be valid, binding and enforceable in accordance with its terms (or any Borrower shall challenge the enforceability of any Note Document or shall assert in writing, or engage in any action or inaction based on any such assertion, that any provision of any of the Note Documents has ceased to be or otherwise is not valid, binding and enforceable in accordance with its terms), or any security interest created under any Note Document shall cease to be a valid and perfected first priority security interest or Lien (except as otherwise permitted herein or therein) in any of the Collateral purported to be covered thereby.

                  (k) Any Change of Control shall occur.

                  (l) Any event shall occur, whether or not insured or insurable, as a result of which revenue-producing activities cease or are substantially curtailed at any facility of Borrowers generating more than 25% of Borrowers' consolidated revenues for the Fiscal Year preceding such event and such cessation or curtailment continues for more than thirty (30) days.

         9.2 Remedies.

                  (a) If any Default or Event of Default shall have occurred and be continuing, the Lender may, without notice except as otherwise expressly provided herein, increase the rate of interest applicable to the Notes to the Default Rate as provided in Section 1.4(e).

                  (b) If any Event of Default shall have occurred and be continuing, the Lender may, without notice, (i) declare all or any portion of the Obligations, including all or any portion of any Note to be forthwith due and payable, all without presentment, demand, protest or further notice of any kind, all of which are expressly waived by Borrowers and each other Borrower; and (ii) exercise any rights and remedies provided to the Lender under the Note Documents and/or at law or equity, including all remedies provided under the Code; provided, however, that upon the occurrence of an Event of Default specified in Sections 9.1(g), (h) or (i), all of the Obligations, shall become immediately due and payable without declaration, notice or demand by any Person.

         9.3 Waivers by Borrowers.

         Except as otherwise provided for in this Agreement or by applicable law, each Borrower waives: (a) presentment, demand and protest and notice of presentment, dishonor, notice of intent to accelerate, notice of acceleration, protest, default, nonpayment, maturity, release, compromise, settlement, extension or renewal of any or all commercial paper, accounts, contract rights, documents, instruments, chattel paper and guaranties at any time held by the Lender on which any Borrower may in any way be liable, and hereby ratifies and confirms whatever the Lender may do in this regard, (b) all rights to notice and a hearing prior to the Lender's taking possession or control of, or to the Lender's replevy, attachment or levy upon, the Collateral or any bond or security which might be required by any court prior to allowing the Lender to exercise any of its remedies, and (c) the benefit of all valuation, appraisal, marshaling and exemption laws.

10.      ASSIGNMENTS AND PARTICIPATIONS

         10.1 Assignments.

                  (a) The Borrowers signatory hereto consent to the Lender's assignment of, and/or sale of participations in, at any time or times, the Note Documents, Notes, or of any portion thereof or interest therein, including the Lender's rights, title, interests, remedies, powers or duties thereunder, whether evidenced by a writing or not. Any assignment by the Lender shall require the consent of Borrowers (which shall not be unreasonably withheld or delayed), except that the consent of Borrowers shall not be required for an assignment by the Lender to an affiliate (i.e., an entity controlling, controlled by or under common control with the assigning Lender) or during the existence and continuance of a Default or an Event of Default, and the execution of an assignment agreement; (ii) be conditioned on the assignee lender representing to the assigning Lender that it is purchasing the applicable Notes to be assigned to it for its own account, for investment purposes and not with a view to the distribution thereof; and (iii) if a partial assignment, be in an amount at least equal to $1,000,000. In the case of an assignment by the Lender under this Section 10.1, the assignee shall have, to the extent of such assignment, the same rights, benefits and obligations as it would if it were a Lender hereunder. The assigning Lender shall be relieved of its obligations hereunder with respect to its Commitments or assigned portion thereof from and after the date of such assignment. Each Borrower hereby acknowledges and agrees that any assignment will give rise to a direct obligation of Borrowers to the assignee and that the assignee shall have all the rights and remedies of the Lender. In the event the Lender assigns or otherwise transfers all or any part of a Note, the Lender shall so notify Borrowers and Borrowers shall, upon the request of the Lender, execute new Notes in exchange for the Notes being assigned. Notwithstanding the foregoing provisions of this Section 10.1(a), the Lender may at any time pledge or assign all or any portion of its rights under this Agreement and the other Note Documents to a Federal Reserve Bank;

provided, however, that no such pledge or assignment shall release the Lender from its obligations hereunder or under any other Note Document.

                  (b) Any participation by a Lender of all or any part of any Note shall be made with the understanding that all amounts payable by Borrowers hereunder shall be determined as if that Lender had not sold such participation, and that the holder of any such participation shall not be entitled to require such Lender to take or omit to take any action hereunder except actions directly affecting (i) any reduction in the principal amount of, or interest rate or Fees payable with respect to, any Note in which such holder participates, (ii) any extension of the scheduled amortization of the principal amount of any Note in which such holder participates or the final maturity date thereof, and (iii) any release of all or substantially all of the Collateral (other than in accordance with the terms of this Agreement, the Collateral Documents or the other Note Documents). Solely for purposes of Sections 1.9, 1.11, and 1.12, each Borrower acknowledges and agrees that a participation shall give rise to a direct obligation of Borrowers to the participant and the participant shall be considered to be a "Lender". Except as set forth in the preceding sentence no Borrower shall have any obligation or duty to any participant.

                  (c) Except as expressly provided in this Section 10.1, no Lender shall be relieved of any of its obligations hereunder as a result of any sale, assignment, transfer or negotiation of, or granting of participation in, all or any part of the Notes or other Obligations owed to such Lender.

                  (d) Each Borrower shall assist any Lender permitted to sell assignments or participations under this Section 10.1 as reasonably required to enable the assigning or selling Lender to effect any such assignment or participation, including the execution and delivery of any and all agreements, notes and other documents and instruments as shall be requested and, if requested by the Lender, the preparation of informational materials for, and the participation of management in meetings with, potential assignees or participants. Each Borrower shall certify the correctness, completeness and accuracy of all descriptions of the Borrowers and their affairs contained in any selling materials provided by them and all other information provided by them and included in such materials, except that any Projections delivered by Borrowers shall only be certified by Borrowers as having been prepared by Borrowers in compliance with the representations contained in Section 4.5.

                  (e) A Lender may furnish any information concerning Borrowers in the possession of such Lender from time to time to assignees (including prospec-tive assignees). Each Lender shall obtain from assignees or participants confidentiality covenants substantially equivalent to those contained in Section 12.8.

                  (f) So long as no Event of Default shall have occurred and be continuing, the Lender shall not assign or sell participations in any portion of its Notes, if, as of the date of the proposed assignment or sale, the assignee or participant would be subject to capital adequacy or similar requirements under Section 1.12(a) or increased costs under Section 1.12(b).

11.      SUCCESSORS AND ASSIGNS

         11.1 Successors and Assigns.

         This Agreement and the other Note Documents shall be binding on and shall inure to the benefit of each Borrower, the Lender and their respective successors and assigns (including, in the case of any Borrower, a debtor-in-possession on behalf of such Borrower), except as otherwise provided herein or therein. No Borrower may assign, transfer, hypothecate or otherwise convey its rights, benefits, obligations or duties hereunder or under any of the other Note Documents without the prior express written consent of the Lender. Any such purported assignment, transfer, hypothecation or other conveyance by any Borrower without the prior express written consent of the Lender shall be void. The terms and provisions of this Agreement are for the purpose of defining the relative rights and obligations of each Borrower and the Lenders with respect to the transactions contemplated hereby and no Person shall be a third party beneficiary of any of the terms and provisions of this Agreement or any of the other Note Documents.

12.      MISCELLANEOUS

         12.1 Complete Agreement; Modification of Agreement.

         The Note Documents constitute the complete agreement between the parties with respect to the subject matter thereof and may not be modified, altered or amended except as set forth in Section 12.2 below. Any letter of interest, commitment letter, and/or fee letter (other than the Sunrise Commitment Letter) between any Borrower and the Lender or any of their respective affiliates, predating this Agreement and relating to a financing of substantially similar form, purpose or effect shall be superseded by this Agreement.

         12.2 Amendments and Waivers.


         No amendment, modification, termination or waiver of any provision of this Agreement or any of the Notes, or any consent to any departure by any Borrower therefrom, shall in any event be effective unless the same shall be in writing and signed by the Lender and Borrowers.

         12.3 Fees and Expenses.

         Borrowers shall reimburse the Lender for all out-of-pocket expenses incurred in connection with the preparation of the Note Documents (including the reasonable fees and expenses of all of its counsel, advisors, consultants and auditors retained in connection with the Note Documents and the transactions contemplated thereby and advice in connection therewith). Borrowers shall reimburse the Lenders for all fees, costs and expenses, including the reasonable fees, costs and expenses of counsel or other advisors (including environmental and management consultants and appraisers) for advice, assistance, or other representation in connection with:

                  (a) the forwarding to Borrowers or any other Person on behalf of Borrowers of the proceeds of the sale of the Notes or the other Securities;

                  (b) any amendment, modification or waiver of, or consent with respect to, any of the Note Documents or advice in connection with the administration of the loans evidenced by the Notes made pursuant hereto or its rights hereunder or thereunder;

                  (c) any litigation, contest, dispute, suit, proceeding or action (whether instituted by the Lender, any Borrower or any other Person) in any way relating to the Collateral, any of the Note Documents or any other agreement to be executed or delivered in connection therewith or herewith, whether as party, witness, or otherwise, including any litigation, contest, dispute, suit, case, proceeding or action, and any appeal or review thereof, in connection with a case commenced by or against any or all of the Borrowers or any other Person that may be obligated to the Lender by virtue of the Note Documents; including any such litigation, contest, dispute, suit, proceeding or action arising in connection with any work-out or restructuring of the Notes during the pendency of one or more Events of Default;

                  (d) any attempt to enforce any remedies of the Lender against any or all of the Borrowers or any other Person that may be obligated to Lender by virtue of any of the Note Documents; including any such attempt to enforce any such remedies in the course of any work-out or restructuring of the Notes during the pendency of one or more Events of Default;

                  (e) any work-out or restructuring of the Notes during the pendency of one or more Events of Default;

                  (f) efforts to (i) monitor the Notes or any of the other Obligations, (ii) evaluate, observe or assess any of the Borrowers or their respective affairs, and (iii) verify, protect, evaluate, assess, appraise, collect, sell, liquidate or otherwise dispose of any of the Collateral, provided that with respect to field audits or other access reviews pursuant to Section
1.10 conducted while there are no outstanding Events of Default, Borrowers shall only be obligated to reimburse the Lender for expenses incurred with respect to one such field audit per Fiscal Year; including all attorneys' and other professional and service providers' fees arising from such services, including those in connection with any appellate proceedings; and all expenses, costs, charges and other fees incurred by such counsel and others in any way or respect arising in connection with or relating to any of the events or actions described in this Section 12.3 shall be payable, on demand, by Borrowers to the Lender. Without limiting the generality of the foregoing, such expenses, costs, charges and fees may include: fees, costs and expenses of accountants, environmental advisors, appraisers, field auditors, management and other consultants and paralegals; court costs and expenses; photocopying and duplication expenses; court reporter fees, costs and expenses; long distance telephone charges; air express charges; telegram or telecopy charges; secretarial overtime charges; and expenses for travel, lodging and food paid or incurred in connection with the performance of such legal or other advisory services.

         12.4 No Waiver.

         The Lender's failure, at any time or times, to require strict performance by the Borrowers of any provision of this Agreement and any of the other Note Documents shall not waive, affect or diminish any right of the Lender thereafter to demand strict compliance and performance therewith. Any suspension or waiver of an Event of Default shall not suspend, waive or affect any other Event of Default whether the same is prior or subsequent thereto and whether the same or of a different type. Subject to the provisions of Section 12.2, none of the undertakings, agreements, warranties, covenants and representations of any Borrower contained in this Agreement or any of the other Note Documents and no Default or Event of

Default by any Borrower shall be deemed to have been suspended or waived by the Lender, unless such waiver or suspension is by an instrument in writing signed by an officer of or other authorized employee of the Lender, and directed to Borrowers specifying such suspension or waiver.

         12.5 Remedies.

         The Lenders' rights and remedies under this Agreement shall be cumulative and nonexclusive of any other rights and remedies which the Lender may have under any other agreement, including the other Note Documents, by operation of law or otherwise. Recourse to the Collateral shall not be required.

         12.6 Severability.

         Wherever possible, each provision of this Agreement and the other Note Documents shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

         12.7 Conflict of Terms.

         Except as otherwise provided in this Agreement or any of the other Note Documents by specific reference to the applicable provisions of this Agreement, if any provision contained in this Agreement is in conflict with, or inconsistent with, any provision in any of the other Note Documents, the provision contained in this Agreement shall govern and control.

         12.8 Confidentiality.

         The Lender agrees to use commercially reasonable efforts (equivalent to the efforts the Lender applies to maintaining the confidentiality of its own confidential information) to maintain as confidential all confidential information provided to them by the Borrowers and designated as confidential for a period of two (2) years following receipt thereof, except that the Lender may disclose such information (a) to Persons employed or engaged by the Lender in evaluating, approving, structuring or administering the Notes; (b) to any bona fide assignee or potential assignee that has agreed to comply with the covenant contained in this Section 12.8 (and any such bona fide assignee or participant or potential assignee or participant may disclose such information to Persons employed or engaged by them as described in clause (a) above); (c) as required or requested by any Governmental Authority or reasonably believed by the Lender to be compelled by any court decree, subpoena or legal or administrative order or process; (d) as, in the opinion of the Lender's counsel, required by law; (e) in connection with the exercise of any right or remedy under the Note Documents or in connection with any Litigation to which the Lender is a party; or (f) which ceases to be confidential through no fault of the Lender.

         12.9 GOVERNING LAW.

         EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN ANY OF THE NOTE DOCUMENTS, IN ALL RESPECTS, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE, THE NOTE DOCUMENTS AND THE OBLIGATIONS SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND PERFORMED IN THAT STATE. EACH BORROWER HEREBY CONSENTS AND AGREES THAT THE STATE OR FEDERAL COURTS LOCATED IN THE BOROUGH OF MANHATTAN IN THE CITY OF NEW YORK SHALL HAVE EXCLUSIVE JURISDICTION TO HEAR AND DETERMINE ANY CLAIMS OR DISPUTES BETWEEN THE BORROWER AND THE LENDER PERTAINING TO THIS AGREEMENT OR ANY OF THE OTHER NOTE DOCUMENTS OR TO ANY MATTER ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE OTHER NOTE DOCUMENTS. EACH BORROWER EXPRESSLY SUBMITS AND CONSENTS IN ADVANCE TO SUCH JURISDICTION IN ANY ACTION OR SUIT COMMENCED IN ANY SUCH COURT, AND EACH BORROWER HEREBY WAIVES ANY OBJECTION WHICH SUCH BORROWER MAY HAVE BASED UPON LACK OF PERSONAL JURISDICTION, IMPROPER VENUE OR FORUM NON CONVENIENS.

         12.10 Notices.

         Except as otherwise provided herein, whenever it is provided herein that any notice, demand, request, consent, approval, declaration or other communication shall or may be given to or served upon any of the parties by any other parties, or whenever any of the parties desires to give or serve upon any other parties any communication with respect to this Agreement, each such notice, demand, request, consent, approval, declaration or other communication shall be in writing and shall be deemed to have been validly served, given or delivered (a) upon the earlier of actual receipt and three (3) Business Days after deposit in the United States Mail, registered or certified mail, return receipt requested, with proper postage prepaid, (b) upon transmission, when sent by telecopy or other similar facsimile transmission (with such telecopy or facsimile promptly confirmed by delivery of a copy by personal delivery or United States Mail as otherwise provided in this Section 12.10), (c) one (1) Business Day after deposit with a reputable overnight courier with all charges prepaid or (d) when delivered, if hand-delivered by messenger, all of which shall be addressed to the party to be notified and sent to the address or facsimile number indicated below or to such other address (or facsimile number) as may be substituted by notice given as herein provided. The giving of any notice required hereunder may be waived in writing by the party entitled to receive such notice.

         Any notices required under this Agreement shall be delivered if to the Lender:

                  Sunrise Capital Partners, L.P.

                  685 Third Avenue, 15th Floor
                  New York, NY 10017
                  Attention: Joseph Julian
                  Fax: (212) 582-3016

                  with a copy to:

                  Skadden, Arps, Slate, Meagher & Flom LLP
                  4 Times Square
                  New York, New York 10036
                  Attention: Eileen T. Nugent
                  Fax: (212) 735-2000

                  if to any Borrower:

                  WPI Group, Inc.
                  1155 Elm Street
                  Manchester, NH 03101
                  Attention: John Allard
                  Fax: 603-627-3150
                  with a copy to:

                  Nixon Peabody LLP
                  889 Elm Street
                  Manchester, NH 03101
                  Attention: Daniel W. Sklar
                  Fax: 603-628-4040

         12.11 Section Titles.

         The Section titles and Table of Contents contained in this Agreement are and shall be without substantive meaning or content of any kind whatsoever and are not a part of the agreement between the parties hereto.

         12.12 Counterparts.

         This Agreement may be executed in any number of separate counterparts, each of which shall collectively and separately constitute one agreement.

         12.13 WAIVER OF JURY TRIAL.

         THE PARTIES HERETO WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, OR PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE, WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE, AMONG THE LENDER AND ANY BORROWER ARISING OUT OF, CONNECTED WITH, RELATED TO, OR INCIDENTAL TO THE RELATIONSHIP ESTABLISHED AMONG THEM IN CONNECTION WITH, THIS AGREEMENT, THE NOTES OR ANY OF THE OTHER NOTE DOCUMENTS OR THE TRANSACTIONS RELATED THERETO.

         12.14 Reinstatement.

         This Agreement shall remain in full force and effect and continue to be effective should any petition be filed by or against any Borrower for liquidation or reorganization, should any Borrower become insolvent or make an assignment for the benefit of any creditor or creditors or should a receiver or trustee be appointed for all or any significant part of any Borrower's assets, and shall continue to be effective or to be reinstated, as the case may be, if at any time payment and performance of the

Obligations, or any part thereof, is, pursuant to applicable law, rescinded or reduced in amount, or must otherwise be restored or returned by any obligee of the Obligations, whether as a "voidable preference," "fraudulent conveyance," or otherwise, all as though such payment or performance had not been made. In the event that any payment, or any part thereof, is rescinded, reduced, restored or returned, the Obligations shall be reinstated and deemed reduced only by such amount paid and not so rescinded, reduced, restored or returned.

         12.15 No Strict Construction.

         The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

         12.16 Joint and Several Obligations.

         The Notes and the other Obligations shall constitute the joint and several obligations of the Borrowers.

                            [SIGNATURE PAGE FOLLOWS]

         IN WITNESS WHEREOF, this Amendment has been duly executed as of the date first written above.

                                   BORROWERS:

                                   WPI GROUP, INC.,
                                   WPI POWER SYSTEMS, INC.,
                                   WPI MAGNETEC, INC.,
                                   WPI ELECTRONICS, INC.,
                                   WPI TERMIFLEX, INC.,
                                   WPI MICRO PALM, INC.,
                                   WPI MICRO PROCESSOR SYSTEMS, INC.,
                                   WPI DECISIONKEY, INC.,
                                   WPI UK HOLDING, INC.,
                                   WPI UK HOLDING II, INC.,
                                   WPI OYSTER TERMINALS, INC.,
                                   WPI HUSKY TECHNOLOGY, INC., and
                                   WPI INSTRUMENTS, INC.


                                   By:  /s/John W. Powers
                                        ----------------------------------------
                                           Name:  John W. Powers
                                           Title: Vice President and CFO

                                   THE LENDER:

                                   SUNRISE CAPITAL PARTNERS, L.P.

                                   By:     Sunrise Advisors, LLC,
                                           its General Partner


                                   By:     /s/Joseph A. Julian
                                           -------------------------------------
                                           Name:  Joseph A. Julian
                                           Title: Principal

                                     ANNEX A
                                       TO
                           CONVERTIBLE NOTE AGREEMENT

                                   DEFINITIONS

                  Capitalized terms used in the Note Documents shall have (unless otherwise provided elsewhere in the Note Documents) the following respective meanings and all section references in the following definitions shall refer to Sections of the Agreement:

                  "Account Debtor" shall mean any Person who may become obligated to any Borrower under, with respect to, or on account of, an Account.

                  "Accounts" shall mean all "accounts," as such term is defined in the Code, now owned or hereafter acquired by any Borrower (for purposes of this definition, the term "Borrower" shall include Foreign Subsidiaries) and, in any event, including (a) all accounts receivable, other receivables, book debts and other forms of obligations (other than forms of obligations evidenced by Chattel Paper, Documents or Instruments) now owned or hereafter received or acquired by or belonging or owing to any Borrower, whether arising out of goods sold or services rendered by it or from any other transaction (including any such obligations which may be characterized as an account or contract right under the Code), (b) all of each Borrower's rights in, to and under all purchase orders or receipts now owned or hereafter acquired by it for goods or services,
(c) all of each Borrowers rights to any goods represented by any of the foregoing (including unpaid sellers' rights of rescission, replevin, reclamation and stoppage in transit and rights to returned, reclaimed or repossessed goods),
(d) all monies due or to become due to any Borrower, under all purchase orders and contracts for the sale of goods or the performance of services or both by such Borrower or in connection with any other transaction (whether or not yet earned by performance on the part of such Borrower) now or hereafter in existence, including the right to receive the proceeds of said purchase orders and contracts, and (e) all collateral security and guarantees of any kind, now or hereafter in existence, given by any Person with respect to any of the foregoing.

                  "Affiliate" shall mean, with respect to any Person, (a) each Person that, directly or indirectly, owns or controls, whether beneficially, or as a trustee, guardian or other fiduciary, five percent (5%) or more of the Stock having ordinary voting power in the election of directors of such Persons,
(b) each Person that controls, is
controlled by or is under common control with such Person, (c) each of such Person's officers, directors, joint venturers and partners and (d) in the case of Borrowers, the immediate family members, spouses and lineal descendants of individuals who are Affiliates of any Borrower.

                  "Agreement" shall mean the Convertible Note Agreement, dated as of the Closing Date, by and among Borrowers and the Lender.

                  "ANG Notes" shall have the meaning assigned to it in the recitals to the Agreement.

                  "Appendices" shall have the meaning assigned to it in the recitals to the Agreement.

                  "Borrowers" and "Borrower" shall have the respective meanings assigned thereto in the recitals to the Agreement.

                  "Business Day" shall mean any day that is not a Saturday, a Sunday or a day on which banks are required or permitted to be closed in the State of New York.

                  "Bylaws Amendment" shall mean the amendment to the bylaws of Parent, substantially in the form of Exhibit J attached to the Agreement.

                  "Capital Expenditures" shall mean, with respect to any Person, all expenditures (by the expenditure of cash or the incurrence of Indebtedness) by such Person during any measuring period for any fixed assets or improvements or for replacements, substitutions or additions thereto, that have a useful life of more than one year and that are required to be capitalized under GAAP.

                  "Capital Lease" shall mean, with respect to any Person, any lease of any property (whether real, personal or mixed) by such Person as lessee that, in accordance with GAAP, would be required to be classified and accounted for as a capital lease on a balance sheet of such Person.

                  "Capital Lease Obligation" shall mean, with respect to any Capital Lease of any Person, the amount of the obligation of the lessee thereunder that, in accordance with GAAP, would appear on a balance sheet of such lessee in respect of such Capital Lease.

                  "Change of Control" shall mean any event, transaction or occurrence as a result of which (a) Parent shall cease to own and control all of the economic and voting rights associated with all of the outstanding Stock of the other Borrowers, or (b) if any person or group of persons (within the meaning of the Securities Exchange Act of 1934, as amended) shall have acquired beneficial ownership (within the meaning of Rule 13d-3 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended) of 20% or more of the issued and outstanding capital Stock of Parent having the right to vote for the election of directors of Parent under ordinary circumstances.

                  "Charges" shall mean all federal, state, county, city, municipal, local, foreign or other governmental taxes (including taxes owed to the PBGC at the time due and payable), levies, assessments, charges, liens, claims or encumbrances upon or relating to (a) the Collateral, (b) the Obligations, (c) the employees, payroll, income or gross receipts of any Borrower, (b) any Borrower's ownership or use of any properties or other assets, or (e) any other aspect of any Borrower's business.

                  "Charter Amendment" shall mean the amendment to Parent's Articles of Incorporation increasing the number of authorized shares of Common Stock of Parent from 20,000,000 to 75,000,000.

                  "Chattel Paper" shall mean any "chattel paper," as such term is defined in the Code, now owned or hereafter acquired by any Borrower, wherever located.

                  "Closing Date" shall mean the date on which all of the conditions precedent to the purchase of the Term A Securities shall have been satisfied by the Borrowers or waived by Sunrise, or such other date as may be agreed upon between the parties.

                  "Code" shall mean the Uniform Commercial Code as the same may, from time to time, be enacted and in effect in the State of New York; provided, however, in the event that, by reason of mandatory provisions of law, any or all of the attachment, perfection or priority of the Lender's security interest in any Collateral is governed by the Uniform Commercial Code as enacted and in effect in a jurisdiction other than the State of New York, the term "Code" shall mean the Uniform Commercial Code as enacted and in effect in such other jurisdiction solely for purposes of the provisions hereof relating to such attachment, perfection or priority and for purposes of definitions related to such provisions.

                  "Collateral" shall mean the property covered by the Security Agreement, the Mortgages and the other Collateral Documents and any other property, real or personal, tangible or intangible, now existing or hereafter acquired, that may at any time be or become subject to a security interest or Lien in favor of the Lender to secure the Obligations.

                  "Collateral Documents" shall mean the Security Agreement, the Pledge Agreements, the Security Agreements (Intellectual Property) and all similar agreements entered into guaranteeing payment of, or granting a Lien upon property as security for payment of, the Obligations.

                  "Common Stock" shall mean the common stock, par value $.01 per share, of Parent.

                  "Contracts" shall mean all "contracts," as such term is defined in the Code, now owned or hereafter acquired by any Borrower, in any event, including all contracts, undertakings, or agreements (other than rights evidenced by Chattel Paper, Documents or Instruments) in or under which any Borrower may now or hereafter have any right, title or interest, including any agreement relating to the terms of payment or the terms of performance of any Account.

                  "Control Letter" means a letter agreement between the Lender and (i) the issuer of uncertificated securities with respect to uncertificated securities in the name of any Borrower, (ii) a securities intermediary with respect to securities, whether certificated or uncertificated, securities entitlements and other financial assets held in a securities account in the name of any Borrower, (iii) a futures commission merchant or clearing house with respect to commodity accounts and commodity contracts held by any Borrower, whereby, among other things, the issuer, securities intermediary or futures commission merchant disclaims any security interest in the applicable financial assets, acknowledges the Lien of the Lender on such financial assets, and agrees to follow the instructions or entitlement orders of the Lender without further consent by the affected Borrower.

                  "Conversion Price" shall mean the Initial Conversion Price as adjusted from time to time in accordance with Section 2.3 of the Agreement.

                  "Copyright License" shall mean any and all rights now owned or hereafter acquired by any Borrower under any written agreement granting any right to use any Copyright or Copyright registration.

                  "Copyrights" shall mean all of the following now owned or hereafter acquired by any Borrower: (a) all copyrights and general intangibles of like nature (whether registered or unregistered), now owned or existing or hereafter adopted or acquired, all registrations and recordings thereof, and all applications in connection therewith, including all registrations, recordings and applications in the United States Copyright Office or in any similar office or agency of the United States, any state or territory thereof, or any other country or any political subdivision thereof, and (b) all reissues, extensions or renewals thereof.

                  "Current Assets" shall mean, with respect to any Person, all current assets of such Person as of any date of determination calculated in accordance with GAAP, but excluding cash, cash equivalents and debts due from Affiliates.

                  "Current Credit Facilities" shall have the meaning assigned thereto in the recitals to the Agreement.

                  "Current Liabilities" shall mean, with respect to any Person, all liabilities which should, in accordance with GAAP, be classified as current liabilities, and in any event shall include all Indebtedness payable on demand or within one year from any date of determination without any option on the part of the obligor to extend or renew beyond such year, all accruals for federal or other taxes based on or measured by income and payable within such year, and the current portion of long-term debt required to be paid within one year.

                  "Current Ratio" shall mean, with respect to any Person as of any date of determination, the ratio of (a) Current Assets, to (b) Current Liabilities.

                  "Default" shall mean any event which, with the passage of time or notice or both, would, unless cured or waived, become an Event of Default.

                  "Default Rate" shall have the meaning assigned to it in
Section 1.4(e) of the Agreement.

                  "Disclosure Schedules" shall mean the Schedules prepared by Borrowers attached to the Agreement.

                  "Documents" shall mean any "documents," as such term is defined in the Code, now owned or hereafter acquired by any Borrower, wherever located.

                  "Dollars" or "$" shall mean lawful currency of the United States of America.

                  "EBITDA" shall mean, with respect to Borrowers for any fiscal period, an amount equal to (a) consolidated net income of Borrowers for such period, minus (b) the sum of (i) income tax credits, (ii) interest income, (iii) gain from extraordinary items for such period, (iv) any aggregate net gain during such period arising from the sale, exchange or other disposition of capital assets by Borrowers (including any fixed assets, whether tangible or intangible, all inventory sold in conjunction with the disposition of fixed assets and all securities), and (v) any other non-cash gains which have been added in determining consolidated net income, in each case to the extent included in the calculation of consolidated net income of Borrowers for such period in accordance with GAAP, but without duplication, plus (c) the sum of (i) any provision for income taxes, (ii) Interest Expense, (iii) loss from extraordinary items for such period, (iv) the amount of non-cash charges (including depreciation and amortization) for such period, and (v) an aggregate net loss during such period arising from the sale, exchange or other disposition of capital assets by Borrowers (including any fixed assets, whether tangible or intangible, all inventory sold in conjunction with the disposition of fixed assets and all securities), in each case to the extent included in the calculation of consolidated net income of Borrowers for such period in accordance with GAAP, but without duplication. For purposes of this definition, the following items shall be excluded in determining consolidated net income of
Borrowers: (1) the income (or deficit) of any other Person accrued prior to the date it became a Subsidiary of, or was merged or consolidated into, a Borrower or any Borrower's Subsidiaries; (2) the income (or deficit) of any other Person (other than a Subsidiary) in which any Borrower has an ownership interest, except to the extent any such income has actually been received by a Borrower in the form of cash dividends or distributions; (3) the undistributed earnings of any Subsidiary of a Borrower to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary is not at the time permitted by the terms of any contractual obligation or requirement of law applicable to such Subsidiary; (4) any restoration to income of any contingency reserve, except to the extent that provision for such reserve was made out of income accrued during such period; (5) any write-up of any asset; (6) any net gain from the collection of the proceeds of life insurance policies; (7) any net gain arising from the acquisition of any securities, or the extinguishment, under GAAP, of any Indebtedness, of a Borrower, (8) in the case of a successor to a Borrower by consolidation or merger or as a transferee of its assets, any earnings of such successor prior to such consolidation, merger or transfer of assets, and (9) any deferred credit representing the excess of equity in any Subsidiary of a Borrower at the date of acquisition of such Subsidiary over the cost to a Borrower of the investment in such Subsidiary.

                  "Environmental Laws" shall mean all applicable federal, state, local and foreign laws, statutes, ordinances, codes, rules, standards and regulations, now or hereafter in effect, and in each case as amended or supplemented from time to time, and any applicable judicial or administrative interpretation thereof, including any applicable judicial or administrative order, consent decree, order or judgment, imposing liability or standards of conduct for or relating to the regulation and protection of human health, safety, the environment and natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation). Environmental Laws include the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (42 U.S.C.ss.ss. 9601 et seq.) ("CERCLA"); the Hazardous Materials Transportation Authorization Act of 1994 (49 U.S.C.ss.ss. 5101 et seq.); the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C.ss.ss. 136 et seq); the Solid Waste Disposal Act (42 U.S.C.ss.ss. 6901 et seq.); the Toxic Substance Control Act (15 U.S.C.ss.ss. 2601 et seq.); the Clean Air Act (42 U.S.C.ss.ss. 7401 et seq.); the Federal Water Pollution Control Act (33 U.S.C.ss.ss. 1251 et seq.); the Occupational Safety and Health Act (29 U.S.C.ss.ss. 651 et seq.); and the Safe Drinking Water Act (42 U.S.C.ss.ss. 300(f) et seq.), each as from time to time amended, and any and all regulations promulgated thereunder, and all analogous state, local and foreign counterparts or equivalents and any transfer of ownership notification or approval statutes.

                  "Environmental Liabilities" shall mean, with respect to any Person, all liabilities, obligations, responsibilities, response, remedial and removal costs, investigation and feasibility study costs, capital costs, operation and maintenance costs, losses, damages, punitive damages, property damages, natural resource damages, consequential damages, treble damages, costs and expenses (including all fees, disbursements and expenses of counsel, experts and consultants), fines, penalties, sanctions and interest incurred as a result of or related to any claim, suit, action, investigation, proceeding or demand by any Person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law, including any arising under or related to any Environmental Laws, Environmental Permits, or in connection with any Release or threatened Release or presence of a Hazardous Material whether on, at, in, under, from or about or in the vicinity of any real or personal property.

                  "Environmental Permits" shall mean all permits, licenses, authorizations, certificates, approvals, registrations required by any Governmental Authority under any Environmental Laws.

                  "Equipment" shall mean all "equipment," as such term is defined in the Code, now owned or hereafter acquired by any Borrower, wherever located and, in any event, including all such Borrower's machinery and equipment, including processing equipment, conveyors, machine tools, data processing and computer equipment with software and peripheral equipment (other than software constituting part of the Accounts), and all engineering, processing and manufacturing equipment, office machinery, furniture, materials handling equipment, tools, attachments, accessories, automotive equipment, trailers, trucks, forklifts, molds, dies, stamps, motor vehicles, rolling stock and other equipment of every kind and nature, trade fixtures and fixtures not forming a part of real property, all whether now owned or hereafter acquired, and wherever situated, together with all additions and accessions thereto, replacements therefor, all parts therefor, all substitutes for any of the foregoing, fuel therefor, and all manuals, drawings, instructions, warranties and rights with respect thereto, and all products and proceeds thereof and condemnation awards and insurance proceeds with respect thereto.

                  "ERISA" shall mean the Employee Retirement Income Security Act of 1974 (or any successor legislation thereto), as amended from time to time, and any regulations promulgated thereunder.

                  "ERISA Affiliate" shall mean, with respect to any Borrower, any trade or business (whether or not incorporated) which, together with such Borrower, are treated as a single employer within the meaning of Sections 414(b), (c), (m) or (o) of the IRC.

                  "ERISA Event" shall mean, with respect to any Borrower or any ERISA Affiliate, (a) any event described in Section 4043(c) of ERISA with respect to a Title IV Plan; (b) the withdrawal of any Borrower or ERISA Affiliate from a Title IV Plan subject to Section 4063 of ERISA during a plan year in which it was a substantial employer, as defined in Section 4001 (a)(2) of ERISA; (c) the complete or partial withdrawal of any Borrower or any ERISA Affiliate from any Multiemployer Plan; (d) the filing of a notice of intent to terminate a Title IV Plan or the treatment of a plan amendment as a termination under Section 4041 of ERISA; (e) the institution of proceedings to terminate a Title IV Plan or Multiemployer Plan by the PBGC; (f) the failure by any Borrower or ERISA Affiliate to make when due required contributions to a Multiemployer Plan or Title IV Plan unless such failure is cured within 30 days; (g) any other event or condition which might reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Title IV Plan or Multiemployer Plan or for the imposition of liability under Section 4069 or 4212(c) of ERISA; (h) the termination of a Multiemployer Plan under Section 4041A of ERISA or the reorganization or insolvency of a Multiemployer Plan under Section 4241 of ERISA; or (i) the loss of a Qualified Plan's qualification or tax exempt status.

                  "ESOP" shall mean a Plan which is intended to satisfy the requirements of Section 4975(e)(7) of the IRC.

                  "Event of Default" shall have the meaning assigned to it in
Section 9.1.

                  "Excess Cash Flow" shall mean, without duplication, with respect to any Fiscal Year of Borrowers, consolidated net income plus (a) depreciation, amortization and Interest Expense to the extent deducted in determining consolidated net income, plus decreases or minus increases (as the case may be) in (b) Working Capital minus (c) Capital Expenditures during such Fiscal Year (excluding the financed portion thereof), minus (d) Interest Expense paid (excluding any original issue discount, interest paid in kind or amortized debt discount, to the extent included in determining Interest Expense) and scheduled principal payments paid or payable in respect of Funded Debt, or minus (as the case may be), (e) extraordinary gains or losses which are cash items not included in the calculation of net income, minus (f) mandatory prepayments paid in cash pursuant to Section 1.6 plus (g) taxes deducted in determining consolidated net income to the extent not paid for in cash. For purposes of this definition, "Working Capital" means Current Assets less Current Liabilities.

                  "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

                  "Existing Senior Credit Facility" shall have the meaning assigned thereto in the Recitals of the Agreement.

                  "Federal Reserve Board" means the Board of Governors of the Federal Reserve System, or any successor thereto.

                  "Fees" shall mean any and all fees payable to the Lender pursuant to the Agreement or any of the other Note Documents, including without limitation all fees specified in the Sunrise Commitment Letter.

                  "Financial Covenants" shall mean those covenants set forth in Annex C.

                  "Financial Statements" shall mean the consolidated and consolidating income statements, statements of cash flows and balance sheets of Borrowers contained in the SEC Reports.

                  "Fiscal Quarter" shall mean any of the quarterly accounting periods of Borrowers, ending on each December 31, March 31, June 30 and September 30.

                  "Fiscal Year" shall mean any of the annual accounting periods of Borrowers ending on each September 30.

                  "Fixed Charge Coverage Ratio" shall mean, with respect to the Borrowers for any period on a combined basis, the ratio of (a) EBITDA less income taxes paid in cash and Capital Expenditures to (b) the sum of (i) Interest Expense paid in cash and (ii) scheduled principal payments on Funded Debt.

                  "Fixtures" shall mean any "fixtures" as such term is defined in the Code, now owned or hereafter acquired by any Borrower.

                  "Funded Debt" shall mean, with respect to any Person, all Indebtedness for borrowed money evidenced by notes, bonds, debentures, or similar evidences of Indebtedness and which by its terms matures more than one year from, or is directly or indirectly renewable or extendible at such Person's option under a revolving credit or similar agreement obligating the lender or lenders to extend credit over a period of more than one year from the date of creation thereof, and specifically including Capital Lease Obligations, current maturities of long-term debt, revolving credit and short-term debt extendible beyond one year at the option of the debtor, and also including, in the case of Borrowers, the Obligations.

                  "GAAP" shall mean generally accepted accounting principles in the United States of America as in effect on the Closing Date, consistently applied.

                  "General Intangibles" shall mean any "general intangibles," as such term is defined in the Code, now owned or hereafter acquired by any Borrower, and, in any event, including all right, title and interest which such Borrower may now or hereafter have in or under any Contract, all customer lists, Licenses, Copyrights, Trademarks, Patents, and all applications therefor and reissues, extensions or renewals thereof, rights in Intellectual Property, interests in partnerships, joint ventures and other business associations, licenses, permits, copyrights, trade secrets, proprietary or confidential information, inventions (whether or not patented or patentable), technical information, procedures, designs, knowledge, know-how, software, data bases, data, skill, expertise, experience, processes, models, drawings, materials and records, goodwill (including the goodwill associated with any Trademark or Trademark License), all rights and claims in or under insurance policies (including insurance for fire, damage, loss and casualty, whether covering personal property, real property, intangible rights, all liability, life, key man and business interruption insurance, and all unearned premiums), uncertificated securities, choses in action, deposit, checking and other bank accounts, rights to receive tax refunds and other payments, rights of indemnification, all books and records, correspondence, credit files, invoices and other papers, including without limitation all tapes, cards, computer runs and other papers and documents in the possession or under the control of such Borrower or any computer bureau or service company from time to time acting for such Borrower.

                  "Governmental Authority" shall mean any nation or government, any state or other political subdivision thereof, and any agency, department or other entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

                  "Guaranteed Indebtedness" shall mean, as to any Person, any obligation of such Person guaranteeing any indebtedness, lease, dividend, or other obligation ("primary obligations") of any other Person (the "primary obligor") in any manner, including any obligation or arrangement of such Person
(a) to purchase or repurchase any such primary obligation, (b) to advance or supply funds (i) for the purchase or payment of any such primary obligation or
(ii) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency or any balance sheet condition of the primary obligor, (c) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation, or (d) to indemnify the owner of such primary obligation against loss in respect thereof. The amount of any Guaranteed Indebtedness at any time shall be deemed to be an amount equal to the lesser at such time of (x) the stated or determinable amount of the primary obligation in respect of which such Guaranteed Indebt-edness is made and (y) the maximum amount for which such Person may be liable pursuant to the terms of the instrument embodying such Guaranteed Indebtedness; or, if not stated or determinable, the maximum reasonably anticipated liability (assuming full performance) in respect thereof.

                  "Hazardous Material" shall mean any substance, material or waste which is regulated by or forms the basis of liability now or hereafter under, any Environmental Laws, including any material or substance which is (a) defined as a "solid waste," "hazardous waste," "hazardous material," "hazardous substance," "extremely hazardous waste," "restricted hazardous waste," "pollutant," "contaminant," "hazardous constituent," "special waste," "toxic substance" under any Environmental Laws, (b) petroleum or any fraction or by-product thereof, asbestos, polychlorinated biphenyls (PCB's), or any radioactive substance.

                  "Indebtedness" of any Person shall mean without duplication
(a) all indebtedness of such Person for borrowed money or for the deferred purchase price of property payment for which is deferred six (6) months or more, but excluding obligations to trade creditors incurred in the ordinary course of business that are not overdue by more than six (6) months unless being contested in good faith, (b) all reimbursement and other obligations with respect to letters of credit, bankers' acceptances and surety bonds, whether or not matured, (c) all obligations evidenced by notes, bonds, debentures or similar instruments, (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all Capital Lease Obligations, (f) all obligations of such Person under commodity purchase or option agreements or other commodity price hedging arrangements, in each case whether contingent or matured, (g) all obligations of such Person under any foreign exchange contract, currency swap agreement, interest rate swap, cap or collar agreement or other similar agreement or arrangement designed to alter the risks of that Person arising from fluctuations in currency values or interest rates, in each case whether contingent or matured, (h) all Indebtedness referred to above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in property or other assets (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness, and (k) the Obligations.

                  "Indemnified Liabilities" shall have the meaning assigned to it in Section 1.12 of the Agreement.

                  "Indemnified Persons" shall have the meaning assigned to it in
Section 1.12 of the Agreement.

                  "Initial Conversion Price" shall mean $1.75.

                  "Instruments" shall mean any "instrument," as such term is defined in the Code, now owned or hereafter acquired by any Borrower, wherever located, and, in any event, including all certificated securities, all certificates of deposit, and all notes and other, without limitation, evidences of indebtedness, other than instruments that constitute, or are a part of a group of writings that constitute, Chattel Paper.

                  "Intellectual Property" shall mean any and all Licenses, Patents, Copyrights, Trademarks, trade secrets and customer lists.

                  "Intercompany Notes" shall have the meaning assigned to it in
Section 6.3 of the Agreement.

                  "Interest Expense" shall mean, with respect to any Person for any fiscal period, interest expense (whether cash or non-cash and including financing commitment fees) of such Person determined in accordance with GAAP for the relevant period ended on such date, including, in any event, interest expense with respect to any Funded Debt of such Person.

                  "Inventory" shall mean any "inventory," as such term is defined in the Code, now or hereafter owned or acquired by any Borrower (for purposes of this definition, the term "Borrower" shall include Foreign Subsidiaries), wherever located, and in any event including inventory, merchandise, goods and other personal property which are held by or on behalf of any Borrower for sale or lease or are furnished or are to be furnished under a contract of service, or which constitute raw materials, work in process or materials used or consumed or to be used or consumed in such Borrower's business or in the processing, production, packaging, promotion, delivery or shipping of the same, including other supplies.

                  "Investment Property" shall have the meaning ascribed thereto in Section 9-115 of the Code in those jurisdictions in which such definition has been adopted and shall include (i) all securities, whether certificated or uncertificated, including stocks, bonds, interests in limited liability companies, partnership interests, treasuries, certificates of deposit, and mutual fund shares; (ii) all securities entitlements of any Borrower, including the rights of any Borrower to any securities account and the financial assets held by a securities intermediary in such securities account and any free credit balance or other money owing by any securities intermediary with respect to that account; (iii) all securities accounts held by any Borrower; (iv) all commodity contracts held by any Borrower; and (v) all commodity accounts held by any Borrower.

                  "IRC" shall mean the Internal Revenue Code of 1986, as amended.

                  "IRS" shall mean the Internal Revenue Service, or any successor thereto.

                  "Lender" shall mean Sunrise Capital Partners, L.P.

                  "License" shall mean any Copyright License, Patent License, Trademark License or other license of rights or interests now held or hereafter acquired by any Borrower.

                  "Lien" shall mean any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, lien, charge, claim, security interest, easement or encumbrance, or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any lease or title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing, and the filing of, or agreement to give, any financing statement perfecting a security interest under the Code or comparable law of any jurisdiction).

                  "Litigation" shall have the meaning assigned to it in Section
4.14 of the Agreement..

                  "Loan Account" shall have the meaning assigned to it in
Section 1.8 of the Agreement.

                  "Mandatory Conversion Amount" shall have the meaning ascribed thereto in Section 2.2.

                  "Mandatory Conversion Date" shall have the meaning ascribed thereto in Section 2.2 of the Agreement.

                  "Margin Stock" shall have the meaning ascribed thereto in
Section 4.11 of the Agreement.

                  "Material Adverse Effect" shall mean a material adverse effect on (a) the business, assets, operations, prospects, or financial or other condition of any Borrower, (b) any Borrower's ability to pay any of the Notes or any of the other Obligations in accordance with the terms of the Agreement, (c) the Collateral or the Lender's Liens on the Collateral or the priority of such Liens, or (d) the Lender's rights and remedies under the Agreement and the other Note Documents. Without limiting the foregoing, any event or occurrence which results or could reasonably be expected to result in costs or liabilities in excess of $1,000,000 as of any date of determination shall be deemed to have had Material Adverse Effect.

                  "Maturity Date" shall mean the third anniversary of the date of the Agreement.

                  "Maximum Lawful Rate" shall have the meaning ascribed thereto in Section 1.4(f) of the Agreement.

                  "Multiemployer Plan" shall mean a "multiemployer plan" as defined in Section 400l(a)(3) of ERISA, and to which any Borrower or ERISA Affiliate is making, is obligated to make, has made or been obligated to make, contributions on behalf of participants who are or were employed by any of them.

                  "Net Cash Proceeds" shall mean cash proceeds received from an asset disposition, net of (A) commissions and other reasonable and customary transaction costs, fees and expenses properly attributable to such transaction and payable by Borrowers in connection therewith (in each case, paid to non-Affiliates), (B) transfer taxes, (C) amounts payable to holders of senior Liens (to the extent such Liens constitute Permitted Encumbrances hereunder), if any, and (D) an appropriate reserve for income taxes in accordance with GAAP in connection therewith.

                  "Net Worth" shall mean, with respect to any Person as of any date of determination, the book value of the assets of such Person, minus (a) reserves applicable thereto, and minus (b) all of such Person's liabilities on a consolidated basis (including accrued and deferred income taxes), all as determined in accordance with GAAP.

                  "Note Documents" shall mean the Agreement, the Notes, the Collateral Documents and all other agreements, instruments, documents and certificates executed and delivered to, or in favor of the Lender and including all other pledges, powers of attorney, consents, assignments, contracts, notices, and all other written matter whether heretofore, now or hereafter executed by or on behalf of any Borrower, or any employee of any Borrower, and delivered to the Lender in connection with the Agreement or the transactions contemplated hereby. Any reference in the Agreement or any other Note Document to a Note Document shall include all appendices, exhibits or schedules thereto, and all amendments, restatements, supplements or other modifications thereto, and shall refer to such Agreement as the same may be in effect at any and all times such reference becomes operative.

                  "Notes" shall mean the Term A Notes, the Term B Notes, the Term C Notes and the PIK Notes, collectively.

                  "Obligations" shall mean all loans, advances, debts, liabilities and obligations, for the performance of covenants, tasks or duties or for payment of monetary amounts (whether or not such performance is then required or contingent, or such amounts are liquidated or determinable) owing by any Borrower to the Lender, and all covenants and duties regarding such amounts, of any kind or nature, present or future, whether or not evidenced by any note, agreement or other instrument, arising under the Agreement or any of the other Note Documents. This term includes all principal, interest (including all interest which accrues after the commencement of any case or proceeding in bankruptcy after the insolvency of, or for the reorganization of any Borrower, whether or not allowed in such proceeding), Fees, Charges, expenses, attorneys' fees and any other sum chargeable to any Borrower under the Agreement, the Notes or any of the other Note Documents.

                  "Optional Conversion Amount" shall have the meaning ascribed thereto in Section 2.1 of the Agreement.

                  "Optional Conversion Date" shall have the meaning ascribed thereto in Section 2.1 of the Agreement.

                  "Parent" shall have the meaning ascribed thereto in the recitals to the Agreement.

                  "Participation Agreement" shall mean the Participation Agreement, dated as of the date hereof, between the Lender and Allard-Nazarian Group, Inc., in substantially the form as attached to the Agreement as Exhibit I.

                  "Patent Security Agreements" shall mean the Patent Security Agreements made in favor of the Lender by each applicable Borrower.

                  "Patent License" shall mean rights under any written agreement now owned or hereafter acquired by any Borrower granting any right with respect to any invention on which a Patent is in existence.

                  "Patents" shall mean all of the following in which any Borrower now holds or hereafter acquires any interest: (a) all letters patent of the United States or any other country, all registrations and recordings thereof, and all applications for letters patent of the United States or any other country, including registrations, recordings and applications in the United States Patent and Trademark Office or in any similar of lice or agency of the United States, any State or Territory thereof, or any other country, and (b) all reissues, continuations, continuations-in-part or extensions thereof.

                  "PBGC" shall mean the Pension Benefit Guaranty Corporation or any successor thereto.

                  "Permitted Encumbrances" shall mean the following encumbrances: (a) Liens securing the obligations of the Borrowers under the Existing Senior Credit Facility; (b) Liens for taxes or assessments or other governmental Charges not yet due and payable or being contested in accordance with Section 5.2(b) of the Agreement; (c) pledges or deposits of money securing obligations under workmen's compensation, unemployment insurance, social security or public liability laws or similar legislation; (d) pledges or deposits of money securing bids, tenders, contracts (other than contracts for the payment of money) or leases to which any Borrower is a party as lessee made in the ordinary course of business; (e) deposits of money securing statutory obligations of any Borrower for workers compensation and similar charges; (f) inchoate and unperfected workers', mechanics' or similar liens arising in the ordinary course of business, so long as such Liens attach only to Equipment, Fixtures and or Real Estate; (g) carriers', warehousemen's, suppliers' or other similar possessory liens arising in the ordinary course of business and securing liabilities in an outstanding aggregate amount not in excess of $25,000 at any time, so long as such Liens attach only to Inventory; (h) deposits securing, or in lieu of, surety, appeal or customs bonds in proceedings to which any Borrower is a party; (h) any attachment or judgment lien not constituting an Event of Default under Section 8.1(j), so long as such Lien only attaches to Real Estate;
(j) zoning restrictions, easements, licenses, or other restrictions on the use of any Real Estate or other minor irregularities in title

(including leasehold title) thereto, so long as the same do not materially impair the use, value, or marketability of such Real Estate; (k) presently existing or hereinafter created Liens in favor of the Lender; and (l) Liens expressly permitted under clauses (b) and (c) of Section 6.7 of the Agreement.

                  "Person" shall mean any individual, sole proprietorship, partnership, joint venture, trust, unincorporated organization, association, corporation, limited liability company, institution, public benefit corporation, other entity or government (whether federal, state, county, city, municipal, local, foreign, or otherwise, including any instrumentality, division, agency, body or department thereof).

                  "PIK Note" shall have the meaning ascribed thereto in Section 1.4(b).

                  "Plan" shall mean, at any time, an employee benefit plan, as defined in Section 3(3) of ERISA, which any Borrower maintains, contributes to or has an obligation to contribute to on behalf of participants who are or were employed by any Borrower.

                  "Pledge Agreement" shall mean the Stock Pledge and Security Agreement dated as of the Closing Date between Borrowers and the Lender pledging to the Lenders the stock of all Borrowers other than Parent and 65% of the stock of each Foreign Subsidiary (as required by the Agreement), in substantially the form as attached to the Agreement as Exhibit M.

                  "Proceeds" shall mean "proceeds," as such term is defined in the Code and, in any event, shall include (a) any and all proceeds of any insurance, indemnity, warranty or guaranty payable to any Borrower from time to time with respect to any of the Collateral, (b) any and all payments (in any form whatsoever) made or due and payable to any Borrower from time to time in connection with any requisition, confiscation, condemnation, seizure or forfeiture of all or any part of the Collateral by any Governmental Authority (or any Person acting under color of governmental authority), (c) any claim of any Borrower against third parties (i) for past, present or future infringement of any Patent or Patent License, or (ii) for past, present or future infringement or dilution of any Copyright, Copyright License, Trademark or Trademark License, or for injury to the goodwill associated with any Trademark or Trademark License, (d) any recoveries by any Borrower against third parties with respect to any litigation or dispute concerning any of the Collateral, and
(e) any and all other amounts from time to time paid or payable under or in connection with any of the Collateral, upon disposition or otherwise.

                  "Projections" means Borrowers' forecasted consolidated: (a) balance sheets; (b) profit and loss statements; (c) cash flow statements; and
(d) capitalization statements, all prepared on a Subsidiary by Subsidiary or division by division basis, if applicable, and otherwise consistent with the historical Financial Statements of the Borrowers, together with appropriate supporting details and a statement of underlying assumptions, and such additional detail as requested by the Lender.

                  "Qualified Plan" shall mean a Plan which is intended to be tax-qualified under Section 401(a) of the IRC.

                  "Real Estate" shall have the meaning assigned to it in Section
3.6 of the Agreement.

                  "Registration Rights Agreement" shall mean the Registration Rights Agreement, substantially in the form attached as Exhibit F to the Agreement.

                  "Release" shall mean any spill, emission, leaking, pumping. pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Material in the indoor or outdoor environment, including the movement of Hazardous Material through or in the air, soil, surface water, ground water or property.

                  "Restricted Payment" shall mean (a) the declaration or payment of any dividend or the incurrence of any liability to make any other payment or distribution of cash or other property or assets in respect of a Person's Stock,
(b) any payment on account of the purchase, redemption, defiance, sinking fund or other retirement of a Person's Stock or any other payment or distribution made in respect thereof, either directly or indirectly, (c) any payment or prepayment of principal of, premium, if any, or interest, fees or other charges on or with respect to, and any redemption, purchase, retirement, defiance, sinking fund or similar payment and any claim for rescission with respect to, any Subordinated Debt; (d) any payment made to redeem, purchase, repurchase or retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire Stock of such Person now or hereafter outstanding; (e) any payment of a claim for the rescission of the purchase or sale of, or for material damages arising from the purchase or sale of, any shares of such Person's Stock or of a claim for reimbursement, indemnification or contribution arising out of or related to any such claim for damages or rescission; (f) any payment, loan, contribution, or other transfer of funds or other property to any Stock-holder of such Person; and (g) any payment of management fees (or other fees of a similar nature) by such Person to any Stockholder of such Person or their Affiliates.

                  "Retiree Welfare Plan" shall mean, at any time, a Plan that is a "welfare plan" as defined in Section 3(2) of ERISA, that provides for continuing coverage or benefits for any participant or any beneficiary of a participant after such participant's termination of employment, other than continuation coverage provided pursuant to Section 4980B of the IRC and at the sole expense of the participant or the beneficiary of the participant.

                  "SEC" shall mean the Securities and Exchange Commission, or any successor entity or agency thereto.

                  "SEC Reports" shall have the meaning ascribed thereto in
Section 4.4 of the Agreement.

                  "Securities" shall mean the Term A Securities, the Term B Securities, the Term C Securities and any other Notes issued pursuant to the Agreement.

                  "Securities Act" shall mean the Securities Act of 1933, as amended.

                  "Security Agreement" shall mean the Master Security Agreement, entered into among the Lender and each Borrower on the Closing Date, in substantially the form attached to the Agreement as Exhibit L.

                  "Security Agreement (Intellectual Property)" shall mean the Security Agreement (Intellectual Property), entered into among the Lender and each Borrower on the Closing Date, in substantially the form attached to the Agreement as Exhibit N.

                  "Senior Credit Amendments" shall mean the Loan Modification Agreement, dated as of the date of the Agreement, by and among the Borrowers and the lenders under the Existing Senior Credit Facility.

                  "Solvent" shall mean, with respect to any Person on a particular date, that on such date (a) the present fair salable value of the assets of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured; (b) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person's ability to pay as such debts and liabilities mature; and (c) such Person is not engaged in a business or transaction, and is not about to engage in a business or transaction, for which such Person's property would constitute an unreasonably small capital.

                  "Stock" shall mean all shares, options, warrants, general or limited partnership interests or other equivalents (regardless of how designated) of or in a corporation, partnership or equivalent entity whether voting or nonvoting, including common stock, preferred stock or any other "equity security" (as such term is defined in Rule 3a ll-l of the General Rules and Regulations promulgated by the Securities and Exchange Commission under the Exchange Act).

                  "Stockholder Approval" shall mean the affirmative vote of the holders of a majority of the shares of Common Stock of Parent entitled to vote on the Charter Amendment.

                  "Stockholders Agreement" shall mean that certain Stockholders Agreement, dated as of the date hereof, between Parent, the Lender and the other parties named therein, in substantially the form as attached to the Agreement as Exhibit H.

                  "Subsidiary" shall mean, with respect to any Person, (a) any corporation of which an aggregate of more than fifty percent (50%) of the outstanding Stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, Stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, owned legally or beneficially by such Person and/or one or more Subsidiaries of such Person, or with respect to which any such Person has the right to vote or designate the vote of fifty percent (50%) or more of such Stock whether by proxy, agreement, operation of law or otherwise, and (b) any partnership or limited liability company in which such Person and/or one or more Subsidiaries of such Person shall have an interest (whether in the form of voting or participation in profits or capital contribution) of more than fifty percent (50%) or of which any such Person is a general partner or may exercise the powers of a general partner.

                  "Sunrise Commitment Letter" shall mean that certain letter agreement, dated May 17, 2000, among Parent and the Lender.

                  "Sunrise Directors" shall mean each of David Preiser, Joseph Julian, Michael Stewart and Irwin Gold.

                  "Taxes" shall mean taxes, levies, imposts, deductions, Charges or withholdings, and all liabilities with respect thereto, excluding taxes imposed on or measured by the net income of the Lender by the jurisdictions under the laws of which the Lender is organized or any political subdivision thereof

                  "Term A Notes" shall have the meaning ascribed thereto in
Section 1.1(a) of the Agreement.

                  "Term A Securities" shall have the meaning ascribed thereto in
Section 1.1(a) of Agreement.

                  "Term A Shares" shall have the meaning ascribed thereto in
Section 1.1(a) of Agreement.

                  "Term A Warrants" shall have the meaning ascribed thereto in
Section 1.1(a) of Agreement.

                  "Term B Commitment Period" shall mean the period between the Closing Date and the date which is 120 days thereafter.

                  "Term B Notes" shall have the meaning ascribed thereto in
Section 1.1(b) of the Agreement.

                  "Term B Securities" shall have the meaning ascribed thereto in
Section 1.1(a) of Agreement.

                  "Term B Warrants" shall have the meaning ascribed thereto in
Section 1.1(a) of Agreement.

                  "Term C Commitment Period" shall mean the period beginning on the date on which the Term B Securities are purchased by the Lender and ending on January 31, 2001.

                  "Term C Notes" shall have the meaning ascribed thereto in
Section 1.1(c) of the Agreement.

                  "Term C Notice" shall have the meaning ascribed thereto in
Section 1.1(c) of the Agreement.

                  "Term C Securities" shall have the meaning ascribed thereto in
Section 1.1(a) of Agreement.

                  "Term C Warrants" shall have the meaning ascribed thereto in
Section 1.1(a) of Agreement.

                  "Termination Date" shall mean the date on which the Notes have been indefeasibly repaid in full and all other Obligations under the Agreement and the other Note Documents have been completely discharged and none of Borrowers shall have any further right to borrow any monies under the Agreement.

                  "Title IV Plan" shall mean an employee pension benefit plan, as defined in Section 3 (2) of ERISA (other than a Multiemployer Plan), which is covered by Title IV of ERISA, and which any Borrower or ERISA Affiliate maintains, contributes to or has an obligation to contribute to on behalf of participants who are or were employed by any of them.

                  "Total Debt" shall mean, with respect to the Borrowers as of any date of determination, Funded Debt.

                  "Total Debt to EBITDA Ratio" shall mean, with respect to the Borrowers as of any date of determination, the ratio of (a) Borrowers' Total Debt on a combined basis to (b) combined EBITDA of Borrowers determined as of the last day of each Fiscal Quarter for the four Fiscal Quarters then ended.

                  "Trading Price Conversion Event" shall have the meaning ascribed thereto in Section 2.2.

                  "Trademark Security Agreements" shall mean the Trademark Security Agreements made in favor of the Lender by each applicable Borrower.

                  "Trademark License" shall mean rights under any written agreement now owned or hereafter acquired by any Borrower granting any right to use any Trademark.

                  "Trademarks" shall mean all of the following now owned or hereafter acquired by any Borrower: (a) all trademarks, trade names, corporate names, business names, trade styles, service marks, logos, other source or business identifiers, prints and labels on which any of the foregoing have appeared or appear, designs and general intangibles of like nature (whether registered or unregistered), now owned or existing or hereafter adopted or acquired, all registrations and recordings thereof, and all applications in connection therewith, including registrations, recordings and applications in the United States Patent and Trademark Office or in any similar of rice or agency of the United States, any state or territory thereof, or any other country or any political subdivision thereof; (b) all reissues, extensions or renewals thereof, and (c) all goodwill associated with or symbolized by any of the foregoing.

                  "Unfunded Pension Liability" shall mean, at any time, the aggregate amount, if any, of the sum of (a) the amount by which the present value of all accrued benefits under each Title TV Plan exceeds the fair market value of all assets of such Title IV Plan allocable to such benefits in accordance with Title IV of ERISA, all determined as of the most recent valuation date for each such Title IV Plan using the actuarial assumptions for funding purposes in effect under such Title IV Plan, and (b) for a period of five (5) years following a transaction which might reasonably be expected to be covered by Section 4069 of ERISA, the liabilities (whether or not accrued) that could be avoided by any Borrower or any ERISA Affiliate as a result of such transaction.

                  "Warrants" shall mean the Term A Warrants, the Term B Warrants and the Term C Warrants, collectively.

                  All other undefined terms contained in any of the Note Documents shall, unless the context indicates otherwise, have the meanings provided for by the Code as in effect in the State of New York to the extent the same are used or defined therein. Unless otherwise specified, references in the Agreement or any of the Appendices to a Section, subsection or clause refer to such Section, subsection or clause as contained in the Agreement. The words "herein," "hereof" and "hereunder" and other words of similar import refer to the Agreement as a whole, including all Annexes, Exhibits and Schedules, as the same may from time to time be amended, restated, modified or supplemented, and not to any particular section, subsection or clause contained in the Agreement or any such Annex, Exhibit or Schedule.

                  Wherever from the context it appears appropriate, each term stated in either the singular of plural shall include the singular and the plural, and pronouns stated in the masculine, feminine or neuter gender shall include the masculine, feminine or neuter genders. The words "including", "includes" and "include" shall be deemed to be followed by the words "without limitation"; references to Persons include their respective successors and assigns (to the extent and only to the extent permitted by the Note Documents) or, in the case of governmental Persons, Persons succeeding to the relevant functions of such Persons; and all references to statutes and related regulations shall include any amendments of the same and any successor statutes and regulations. Whenever any provision in any Note Document refers to the knowledge(or an analogous phrase) of any Borrower, such words are intended to signify that such Borrower has actual knowledge or awareness of a particular fact or circumstance or that such Borrower, if it had exercised reasonable diligence, would have known or been aware of such fact or circumstance.

                                     ANNEX B
                                       TO
                           CONVERTIBLE NOTE AGREEMENT

                               FINANCIAL COVENANTS

         Borrowers shall not breach or fail to comply with any of the following financial covenants, each of which shall be calculated in accordance with GAAP consistently applied:

                  (a) Minimum Consolidated Tangible Net Worth. Borrowers on a consolidated basis shall have, at the end of each fiscal quarter set forth below, a Minimum Consolidated Net Worth (as defined below) of an amount equal to or greater than the amount set forth below for each corresponding period:

             -------------------------------------------------------------------
             From the Closing Date through and
                  including September 30, 2000         ($28.0) Million
             ----------------------------------------- -------------------------
             From October 1, 2000 through and
                  including December 31, 2000          ($31.0) Million
             ----------------------------------------- -------------------------
             From January 1, 2001 through and
                  including March 31, 2001             ($33.0) Million
             ----------------------------------------- -------------------------
             From April 1, 2001 through and
                  including June 30, 2001              ($35.0) Million
             ----------------------------------------- -------------------------
             Thereafter                                ($35.0) Million
             -------------------------------------------------------------------


         For purposes of this Agreement, "Consolidated Tangible Net Worth" shall mean the total assets of the Borrowers appearing on the consolidated balance sheet of the Borrowers prepared in accordance with GAAP, minus (i) any reserves applicable thereto, (ii) all assets which would be treated as intangible under GAAP, including, without limitation, such items as good will, trademarks, trade names, service marks, brand names, copyrights, patents and licenses, and rights with respect to the foregoing, unamortized debt discount and expense, and organizational expenses; (iii) any write-up in the book value of any asset on the books of the Borrower resulting from a revaluation thereof subsequent to the date of this Agreement (other than the write-up of the book value of an asset made in accordance with GAAP in connection with the purchase of such asset); and
(iv) all of the Borrowers liabilities on a consolidated basis (including accrued and deferred income taxes), all as determined in accordance with GAAP.

                  (b)      Minimum Net Borrowing Availability

                  Borrowers shall have, at the end of each month during the periods set forth below, a Net Borrowing Availability (as defined below) of an amount equal to or greater than the amount set forth below for each corresponding period:

       -------------------------------------------------------------------------
       For each month in the period between:   Minimum Borrowing Availability
       ------------------------------------    ------------------------------
       -------------------------------------------------------------------------
       The Closing Date through
            December 31, 2001                              $2.5 Million
       --------------------------------------- ---------------------------------
       January 31, 2002 through
            June 30, 2002                                  $2.5 Million
       --------------------------------------- ---------------------------------
       July 31, 2002 through
            December 31, 2002                              $3.0 Million
       --------------------------------------- ---------------------------------
       January 31, 2003 and thereafter                     $3.5 Million
       --------------------------------------- ---------------------------------


         For purposes of this Agreement, "Net Borrowing Availability" shall mean the Borrowing Availability (as such term is defined in the Existing Senior Credit Facility) of the Borrowers under the Existing Senior Credit Facility on the date of such determination plus all available cash and cash equivalents on deposit in any account maintained by the Borrowers on such date.

                                     ANNEX C
                                       TO
                           CONVERTIBLE NOTE AGREEMENT

                                    ANG NOTES


                                                                 TOTAL BALANCE
                                           ORIGINAL AMOUNT     OUTSTANDING AS OF
          PAYEE                              PAYABLE           THE CLOSING DATE


The Allard Children's Trust f/b/o Lisa     $275,000.00            $171,875.00
Dibrigida

The Allard Children's Trust f/b/o Kim       275,000.00             171,875.00
Allard

The Allard Children's Trust f/b/o           275,000.00             171,875.00
Michael E. Allard

Gerald R. Allard                            275,000.00             171,875.00

The David and Angella Nazarian Family       458,150.00             286,343.75
Trust

The Samy Nazarian Trust                     458,425.00             286,515.63

Younes Nazarian                             458,425.00             286,515.62
                                            ----------             ----------
Total                                    $2,475,000.00          $1,546,875.00

                                     ANNEX D
                                       TO
                           CONVERTIBLE NOTE AGREEMENT

                                 PARTICIPATIONS

TERM A PARTICIPATIONS:



             PARTICIPANT                            INCREMENTAL
                                     ANG            CONVERTIBLE       TOTAL
                                    NOTES             NOTES         AMOUNT OF
                                  (ROLLOVER)        (NEW CASH)    PARTICIPATION


  The John R. Allard          $         0.00        $107,313.60     $107,313.60
  Revocable Trust of 1993

  Lisa A. Dibrigida               171,875.00         107,313.60      279,188.60

  Kim A. Socha                    171,875.00         107,313.60      279,188.60

  The Michael E. Allard           171,875.00         107,313.60      279,188.60
  Revocable Trust of 1994

  Gerald R. Allard                171,875.00         107,313.60      279,188.60

  The David and Angella
  Nazarian
  Family Trust                    286,343.75               0         286,343.75

  The Samy Nazarian Trust         286,515.63         178,856.00      465,371.63

  Younes Nazarian                 286,515.62         357,712.02      644,227.64

  Richard A. Beyer                      0.00          50,079.69       50,079.69
                                       -----          ---------       ---------
  Total                        $1,546,875.00      $1,123,215.71   $2,670,090.71

TERM B PARTICIPATIONS:
---------------------




                                                                 AMOUNT OF
                 PARTICIPANT                                   PARTICIPATION


        The John R. Allard Revocable Trust of 1993              $42,686.40

        Lisa A. Dibrigida                                        42,686.40

        Kim A. Socha                                             42,686.40

        The Michael E. Allard Revocable Trust of 1994            42,686.40

        Gerald R. Allard                                         42,686.40

         The Samy Nazarian Trust                                  71,144.00

         Younes Nazarian                                         142,287.99

        Richard A. Beyer                                         19,920.30
                                                                 ---------
         Total                                                  $446,784.29

TERM C PARTICIPATIONS:
---------------------


    PARTICIPANT                            AMOUNT OF PARTICIPATION


    The John R. Allard          .85% of the Principal Amount of the Term C Note
    Revocable Trust of 1993

    Lisa A. Dibrigida           .85% of the Principal Amount of the Term C Note

    Kim A. Socha                .85% of the Principal Amount of the Term C Note

    The Michael E. Allard       .85% of the Principal Amount of the Term C Note
    Revocable Trust of 1994

    Gerald R. Allard            .85% of the Principal Amount of the Term C Note

    The Samy Nazarian Trust     1.42% of the Principal Amount of the Term C Note

    Younes Nazarian             2.85% of the Principal Amount of the Term C Note

    Richard A. Beyer            .40% of the Principal Amount of the Term C Note

    TOTAL                       8.93% of the Principal Amount of the Term C Note

                                     ANNEX E
                                       TO
                           CONVERTIBLE NOTE AGREEMENT

                         BOARD OF DIRECTOR RESIGNATIONS



                                Stephen Carlotti

                                 Michael Foster

                                  Irving Gutin

                                  James Risher

                                 Steven Shulman

                                     ANNEX F
                            PURCHASE PRICE ALLOCATION

                                   TERMS A & B


                            VALUE        # OF UNITS                TOTAL
                          PER UNIT                                 VALUE


Common Stock              $1.50             1,833,906           $2,750,859.00

Warrants                  $0.54             2,184,786           $1,179,784.44

Notes                      n/a                 n/a             $15,186,231.56
                                                               --------------
Total Purchase Price                                           $19,116,875.00

                             PARTICIPATION AGREEMENT

         THIS PARTICIPATION AGREEMENT ("Agreement") dated as of November 16, 2000 is by and between SUNRISE CAPITAL PARTNERS, L.P., a Delaware limited partnership ("Lender" as hereinafter further defined) and Gerald R. Allard ("Participant"as hereinafter further defined).

                              W I T N E S S E T H :
                               -------------------

             WHEREAS, Lender has entered into financing arrangements with NEXIQ Technologies, Inc. (f/k/a WPI Group, Inc.), a New Hampshire Corporation ("Parent") and WPI Electronics, Inc., WPI Magnetec, Inc., WPI Micro Palm, Inc., WPI Micro Processor Systems, Inc., WPI Decisionkey, Inc., WPI UK Holding, Inc., WPI UK Holding II, Inc., WPI Instruments, Inc., WPI Power Systems, Inc., WPI Termiflex, Inc., and WPI Oyster Terminals, Inc., each a New Hampshire corporation, and WPI Husky Technology, Inc., a Florida corporation (referred to and defined collectively, along with the Parent, as the "Borrowers") pursuant to which Lender purchased convertible promissory notes and certain other securities and provided financial accommodations to Borrowers as set forth in the Convertible Note Agreement, dated July 31, 2000, by and between Lender and Borrowers and as may hereafter be further amended, modified, supplemented, extended, renewed, restated or replaced, is referred to herein as the "Convertible Note Agreement");

             WHEREAS, Participant has requested that Lender sell to Participant a Participation in the Term B Note (as defined in the Convertible Note Agreement) purchased by Lender from the Borrowers, together with certain Warrants issued to Lender pursuant to the Convertible Note Agreement, and Lender is willing to sell such Participation and Warrants to Participant, subject to the terms and conditions contained herein.

             NOW THEREFORE, in consideration of the mutual benefits accruing to Lender and Participant hereunder and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto do hereby agree as follows:

1. DEFINITIONS

         As used above and in this Agreement, the following terms shall have the meanings ascribed to them below:

         1.1 "Borrowers" shall mean those entities identified in the preamble hereto, and their respective successors and assigns, including, without limitation, any receiver, administrator, custodian, liquidator, trustee or debtor-in-possession on behalf of any such person or on behalf of any such successor or assign.

         1.2 "Collateral" shall have the meaning set forth in the Convertible Note Agreement.

         1.3 "Collections" shall mean all cash or other immediately available funds received by Lender for application to the Obligations (as defined in the Convertible Note Agreement), whether as proceeds of Collateral or otherwise.

         1.4 "Common Stock" shall mean the Common Stock, par value $.01 per share, of Parent.

         1.5 "Event of Default" shall have the meaning set forth in the Convertible Note Agreement.

         1.6 "Insolvency Proceeding" shall mean, as to any Person, any of the following: (a) any case or proceeding with respect to such Person under the U.S. Bankruptcy Code or any other Federal or State bankruptcy, insolvency, reorganization or other law affecting creditors' rights or any other or similar proceedings seeking any stay, reorganization, arrangement, composition or readjustment of all or substantially all of the obligations and indebtedness of such Person or (b) any proceeding seeking the appointment of any receiver, trustee, administrator, liquidator, custodian or other insolvency official with similar powers with respect to such Person or all or substantially all of its assets or (c) any proceeding for liquidation, dissolution or other winding up of the business of such Person or (d) any general assignment for the benefit of creditors or any general marshalling of all or substantially all of the assets of such Person.

         1.7 "Lender" shall mean Sunrise Capital Partners, L.P., a Delaware limited partnership, and its successors and assigns.

         1.8 "Note Documents" shall have the meaning set forth in the Convertible Note Agreement.

         1.9 "Participant" shall have the meaning assigned thereto in the preamble.

         1.10 "Participation" shall have the meaning set forth in Section 2.1 hereof.

         1.11 "Participation Amount" shall mean $42,686.40.

         1.12 "Term B Note" shall mean the promissory note issued by Borrowers and purchased by Lender in the original principal amount of $5,000,000.

         1.13 "Warrants" shall mean the common stock purchase warrants issued to the Lender in connection with the purchase by the Lender of the Term B Note.

         1.14 All capitalized terms as used herein shall have the meanings given to such terms in the Convertible Note Agreement, unless otherwise defined herein. All references to any term in the plural shall include the singular and all references to any term in the singular shall include the plural.

2. PARTICIPATION

         2.1 Lender hereby agrees to sell to Participant and Participant hereby unconditionally and irrevocably agrees to purchase from Lender an undivided fractional interest in the Term B Note purchased by Lender from Borrowers equal to the Participation Amount, together with a pro rata portion of the Warrants issued by Parent in connection with the purchase of such note. The interest of Participant in the Term B Note provided for in this Section 2.1 is referred to herein as the "Participation." The aggregate purchase price for the Participation and the Warrants shall be a cash price equal to the Participation Amount. Participant shall participate in the Collections and the Collateral, but only to the extent necessary to earn interest as provided below and to be repaid principal to the extent of the Participation.

         2.2 The relationship between Lender and Participant is and shall be that of a seller and purchaser of an undivided fractional interest, not a debtor-creditor relationship. Lender has not guaranteed repayment to Participant of, nor agreed to repurchase from Participant, any portion of the Participation at any time. Lender does not assume and shall not have any liability to Participant for the repayment of monies paid hereunder by Participant to Lender on account of the purchase of the Participation or interest hereon but Lender shall have the obligation to account to Participant or Participant's share of the Collections. Participant acknowledges that Lender may sell other participations with respect to the Term B Note on terms and conditions acceptable to Lender. Nothing contained herein shall confer upon Lender or Participant any interest in, or subject either of them to any liability for, or in respect of, the business, assets, profits, losses or liabilities of the other, except only as to the Participation.

         2.3 Participant shall be deemed to have purchased its Participation in the Term B Note on the date such Term B Note is issued to Lender, but Participant's right to receive its share of any interest paid in respect thereof shall accrue from the date Lender receives immediately available funds from Participant for its Participation Amount in such Term B Note.

         2.4 Lender shall issue to Participant a Participation Certificate in substantially the form annexed to this Agreement to evidence the Participation.


3. PRIORITIES

         3.1 The Obligations, the Collateral and the Collections shall be held by Lender in Lender's name, but, to the extent of the Participation, as agent for Participant solely as to Participant's share of Collections received by Lender and subject to Participant's rights with respect thereto as set forth herein. Except with respect to Participant's PRO RATA share of Collections actually received and retained by Lender, Lender shall not be an agent or trustee for Participant in administering or servicing the Note Documents, nor with respect to any rights, remedies or benefits thereunder, the perfection of security interests and other liens in the Collateral, attempts to effect Collections, execution of agreements in connection therewith, or the exercise of any other rights and remedies of a lender or secured party with respect thereto. Lender shall not be deemed a fiduciary for Participant.

         3.2 Lender shall transmit to Participant annually or at such other times as may be mutually agreed to by the parties (each a "Settlement Period") a statement of the account of Borrowers with Lender summarizing the outstanding principal balance on the Term B Note and the Collections received by Lender during such preceding Settlement Period. The statement of account for such Settlement Period shall state the net loan balance with Borrowers, and the net amount either due from Lender to Participant or the net amount due from Participant to Lender, as the case may be, and Lender or Participant shall make payment to each other accordingly. Such payments shall be made in immediately available funds. In the event that Participant fails to purchase and pay for the Participation as required pursuant to this Agreement or otherwise defaults in its obligations to Lender under this Agreement, Participant shall pay all reasonable costs and expenses of every kind incurred by Lender for collection or enforcement of same, including reasonable attorneys' fees and legal expenses. In the event that Participant defaults in any of its obligations hereunder, Participant shall not be entitled to any payments pursuant to the settlement provided for in this Section 3.2 or other payments pursuant to Section 4 below. Lender's books and records showing the account between Lender and Borrowers and statements of account rendered to Participant shall be considered accurate unless objected to by Participant in writing within thirty (30) days from their date.

         3.3 Lender will deliver to Participant on or about the tenth (10th) day following the anniversary of the issuance of the Term B Note a copy of the statement of account with Borrowers for the preceding year. Participant may, at any time and from time to time during normal business hours, after reasonable notice examine Lender's books, records and accounts relating to the Term B Note and the Note Documents and Lender will upon request furnish Participant with such information requested as it may have or be reasonably able to obtain with respect to the Term B Note. Participant agrees that it will keep all such information confidential and Participant hereby expressly agrees to be bound by, and specifically assumes, all provisions of the Note Documents restricting or otherwise dealing with the disclosure of confidential information pertaining to Borrowers. Participant acknowledges that Lender does not make any representation or warranty as to the accuracy or completeness of any audit report prepared by or on behalf of Lender or any materials provided by or on behalf of Borrowers to Lender and that Lender is relying upon the books and records of Borrowers and representations by Borrowers to Lender.

         3.4 On or before the occurrence of an Event of Default, all Collections received by Lender shall be applied to the Obligations as follows: first to the unpaid principal amount of the Term B Note and then in such order and manner as Lender shall determine. After an Event of Default, all Collections received by Lender shall be applied first to the payment in full of the expenses of the collection and enforcement of the Term B Note and for the protection, preservation, maintenance or sale, disposition or other realization upon any of the Collateral, including all expenses, liabilities and advances incurred or made by Lender in connection therewith (including attorneys' fees and legal expenses); second, to the payment of the interests of Lender and the Participant in interest and Fees payable by Borrowers under the Note Documents; third, to the payment of the interests of Lender and the Participant in the Term B Note pro rata based on each party's share of the outstanding principal amount on such Term B Note.

4. ADMINISTRATION

         4.1 Lender shall have the sole right to purchase other Convertible Notes provided for in the Note Documents, and to manage, perform, modify, supplement and enforce the Note Documents, the Obligations and the Collateral, and to waive, exercise and enforce all privileges, rights and remedies exercisable or enforceable by Lender with respect thereto and under the Note Documents, for the joint benefit of Lender and Participant to the extent of the Participation, without notice to or consent of Participant and in accordance with Lender's sole discretion and the exercise of its reasonable business judgment. Without limiting the generality of the foregoing, Lender may, from time to time, in its discretion and without notice to or consent of Participant, amend, modify, renew and/or release in whole or in part the Obligations, the Note Documents, the Collateral and any guaranties therefor, as well as make Notes in excess of any amounts specified under the Note Documents. Notwithstanding the foregoing, Lender shall not agree to (i) release in whole or in part any of the Obligations constituting the principal amount of the Term B Note or (ii) extend the stated Maturity Date of the Term B Note (as specified in the Convertible Note Agreement) without the prior written consent of Participant.

         4.2 Lender shall have the right to carry out the provisions of the Note Documents with Borrowers, and to exercise all rights and privileges accruing to it by reason of the provisions thereof, and to enforce its rights thereunder for the joint benefit of Lender and Participant, according to its discretion and the exercise of its business judgment, in accordance with its normal operating procedures. Lender will use normal prudence and judgment in the servicing of the arrangements of Lender with Borrowers and in the carrying out of the terms of the Note Documents. Except as otherwise specifically provided herein, Lender shall have the right to agree to amendments, modifications, waivers or releases of Borrowers and with respect to any provision of the Note Documents or any rights of Lender in and to any Collateral or to consent to any action or failure to act by Borrowers. Lender shall not have any liability to Participant with respect to any action taken or omitted by Lender, its employees or agents, in connection with the Note Documents or for any error in judgment, except for its own gross negligence or wilful misconduct. Lender does not assume, and shall not have, any responsibility or liability, express or implied, for the enforceability or collectability of the Note Documents, the Collateral or the condition of Borrowers, financial or otherwise, or the Collateral, or for the accuracy of any credit or other information furnished by or on behalf of Borrowers, unless Lender has acted with gross negligence or wilful misconduct.

         4.3 Lender shall not have any obligation to notify Participant of the occurrence of an Event of Default or any other event or condition concerning Borrowers or the assets, properties, condition (financial or otherwise), business or prospects of Borrowers. The Events of Default and rights and remedies of Lender against Borrowers and/or the Collateral upon an Event of Default, as expressed in the Note Documents, remain independent from the provisions of this Agreement and shall not be conditioned on, prejudiced or affected by the exercise or non-exercise by Lender of its other rights or remedies, all of which are cumulative and non-exclusive. Borrowers shall not have any rights or remedies under or relating to this Agreement.

         4.4 Lender may, in its discretion, from time to time, sell other Participations in the Obligations, Collateral and Collections to Participant or to other parties, and repurchase any such junior or senior participations as Lender may determine, in its discretion, and in the exercise of its business judgment, and without notice or obligation to Participant.

         4.5 The Obligations, the Collateral and the Collections thereon shall be held by Lender in Lender's own name, but, to the extent of Participant's interest therein pursuant to the Participation, as agent for Participant and subject to Participant's rights with respect thereto as herein set forth. Lender does not assume, has made no warranties and shall not have any liability to Participant for the repayment of any Participation or any interest pursuant thereto. On the tenth (10th) day following each Interest Payment Date, the interest due in respect of the Participation during the quarterly period preceding such Interest Payment Date shall be paid to Participant to the extent that (i) Lender receives and retains payment in full of interest under the Convertible Note Agreement at the rates provided for therein and (ii) no Event of Default exists or is continuing. With regard to any PIK Note issued pursuant to the Convertible Note Agreement for interest accrued on the Term B Note, Participant shall be entitled to a pro rata participation in such PIK Note based on Participant's portion of the Term B Note. Participant shall not share in and Lender shall retain as its sole property and for its exclusive benefit all commissions and fees and administrative, handling and service charges with respect to the Obligations and the Collat eral, exclusive of interest charges specifically payable to Participant pursuant to this Section.

         4.6 Participant may convert the Participation into Common Stock in accordance with the terms of the Convertible Note Agreement, PROVIDED, that any partial conversion of the Participation must be in increments of $50,000. In order to effect such conversion, Participant shall deliver notice to Lender of its desire to convert the Participation. Upon receipt of such notice, Lender shall, within two (2) business days, deliver to Borrowers a notice of conversion as provided under the Convertible Note Agreement, and shall direct Parent to issue in the name of Participant a certificate representing the number of shares of Common Stock issuable upon such conversion.

5. CREDIT DECISION; INDEPENDENT INVESTIGATION

         5.1 Lender makes no representation or warranty (express or implied) and shall have no responsibility, as to the validity, value, enforceability or collectability of any of the Participation or the Obligations, the Collateral or the Note Documents, or as to the title to, validity, priority, value, perfection or sufficiency of the Collateral, or any other guarantees or collateral of any kind, or as to the financial condition of Borrowers or any account debtors. Participant has conducted its own independent investigation as to the business and financial condition of Borrowers, and is thoroughly familiar with, and has complete and current information concerning the financial condition and creditworthiness of Borrowers and the Collateral. Participant has, independently and without reliance upon Lender and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Participant has not in any way relied on Lender or any of its employees in purchasing the Participation. Without limiting the foregoing, Participant acknowledges and agrees that Lender makes no representation or warranty (express or implied) and shall have no responsibility as to the priority of Participant's interest in the Collateral or any other guarantees or collateral of any kind vis-a-vis any creditors of Borrowers or other third parties. Participant agrees that it will, independently and without reliance upon Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis and decisions with respect to the participation sold and transferred to it pursuant to this Agreement. Participant has the means to, and shall in the future remain, fully informed as to the financial condition and other affairs of Borrowers and Lender shall have any obligations or duty to disclose any such information to Participant.

         5.2 Participant acknowledges that it has received and reviewed or had the opportunity to receive and review copies of all of the Note Documents and Participant acknowledges that, prior to the date hereof, Participant has received all documents or financial data that Participant has requested from Borrowers or Lender.

6. REPRESENTATIONS AND WARRANTIES

         6.1 Participant hereby represents and warrants to Lender the following (which shall survive the execution and delivery of this Agreement):

                (a) The execution, delivery and performance by Participant of this Agreement, and the transactions contemplated hereunder and thereunder are not in contravention of law or any indenture, agreement or undertaking to which Participant is a party or by which Participant or its property are bound.

                (b) Participant is the exclusive legal and beneficial owner of the Participation.

                (c) The Participation is not subject to any lien, security interest, financing statements, subordination, assignment or other claim.

                (d) The Participant is acquiring the Participation, and the Warrants for investment and not with a view towards resale, transfer or distribution in violation of applicable securities laws. Participant is aware that none of the Participation, the shares of Common Stock or the Warrants are registered under the Securities Act of 1933 or under any other similar state law or act and that the Participation may not be sold, assigned, transferred or otherwise disposed of, and that the Common Stock and Warrants may only be sold, assigned, transferred or otherwise disposed of in compliance with, or pursuant to an exemption from, the registration requirements of the Securities Act of 1933.

                (e) This Agreement constitutes the legal, valid and binding obligations of Participant, enforceable in accordance with its terms.

         6.2 Lender hereby represents and warrants to Participant the following (which shall survive the execution and delivery of this Agreement):

                (a) Lender is duly organized and in good standing under the laws of its state of organization.

                (b) The execution, delivery and performance by Lender of this Agreement, and the transactions contemplated hereunder and thereunder are all within Lender's powers, have been duly authorized and are not in contravention of law or the terms of Lender's organizational documentation or any indenture, agreement or undertaking to Lender is a party or by which Lender or its property are bound.

                (c) This Agreement constitutes the legal, valid and binding obligations of Lender, enforceable in accordance with its terms.

7. MISCELLANEOUS

         7.1 AMENDMENTS AND WAIVERS. No amendment, modification, termination or waiver of any provision of this Agreement or any of the Notes, or any consent to any departure by any Borrower therefrom, shall in any event be effective unless the same shall be in writing and signed by the Lender and Borrowers.

         7.2 SUCCESSORS AND ASSIGNS. This Agreement and the other Note Documents shall be binding on and shall inure to the benefit of each Borrower, the Lender and their respective successors and assigns (including, in the case of any Borrower, a debtor-in-possession on behalf of such Borrower), except as otherwise provided herein or therein. No Borrower may assign, transfer, hypothecate or otherwise convey its rights, benefits, obligations or duties hereunder or under any of the other Note Documents without the prior express written consent of the Lender. Any such purported assignment, transfer, hypothecation or other conveyance by any Borrower without the prior express written consent of the Lender shall be void. The terms and provisions of this Agreement are for the purpose of defining the relative rights and obligations of each Borrower and the Lenders with respect to the transactions contemplated hereby and no Person shall be a third party beneficiary of any of the terms and provisions of this Agreement or any of the other Note Documents.

         7.3 INSOLVENCY. This Agreement shall be applicable both before and after the commencement of any Insolvency Proceeding involving Borrowers and all references herein to Borrowers shall be deemed to apply to a trustee for Borrowers and Borrowers as debtor-in-possession. The relative rights of Lender and Participant to repayment of the Obligations and in or to any distributions from or in respect of Borrowers or any Collateral or proceeds of Collateral, shall continue after the filing thereof on the same basis as prior to the date of the commencement of any Insolvency Proceeding.

         7.4 NOTICES. Except as otherwise provided herein, whenever it is provided herein that any notice, demand, request, consent, approval, declaration or other communication shall or may be given to or served upon any of the parties by any other parties, or whenever any of the parties desires to give or serve upon any other parties any communication with respect to this Agreement, each such notice, demand, request, consent, approval, declaration or other communication shall be in writing and shall be deemed to have been validly served, given or delivered (a) upon the earlier of actual receipt and three (3) Business Days after deposit in the United States Mail, registered or certified mail, return receipt requested, with proper postage prepaid, (b) upon transmission, when sent by telecopy or other similar facsimile transmission (with such telecopy or facsimile promptly confirmed by delivery of a copy by personal delivery or United States Mail as otherwise provided in this Section 12.10), (c) one (1) Business Day after deposit with a reputable overnight courier with all charges prepaid or (d) when delivered, if hand-delivered by messenger, all of which shall be addressed to the party to be notified and sent to the address or facsimile number indicated below or to such other address (or facsimile number) as may be substituted by notice given as herein provided. The giving of any notice required hereunder may be waived in writing by the party entitled to receive such notice.

         Any notices required under this Agreement shall be delivered if to the Lender:

                           Sunrise Capital Partners, L.P.
                           685 Third Avenue, 15th Floor
                           New York, NY 10017
                           Attention: Joseph Julian
                           Fax: (212) 582-3016

                           with a copy to:

                           Skadden, Arps, Slate, Meagher & Flom LLP
                           4 Times Square
                           New York, New York 10036
                           Attention: Eileen T. Nugent
                           Fax: (212) 735-2000

                           if to Participant:

                           Gerald R. Allard
                           92 Riverview Park
                           Bedford, NH 03102

                           with a copy to:

                           Nixon Peabody LLP
                           889 Elm Street
                           Manchester, NH 03101
                           Attention: Daniel W. Sklar
                           Fax: (603) 628-4040

         7.5 TERMINATION. This Agreement shall continue in full force and effect until the earlier of: (a) the date on which (i) Lender has received final payment in full of all of the Obligations (including principal, interest, fees, costs and expenses related thereto) and (ii) Participant has received final payment in full for its Participation (if any), (b) the date on which Participant shall have converted in full its Participation into Common Stock pursuant to the terms of the Convertible Note Agreement and in accordance with the procedure set forth in Section 4.6 hereof, or (c) the date on which Participant shall have received final payment in full for its Participation in connection with any repurchase thereof by Lender hereunder as provided in
Section 7.6 of this Agreement (the earlier of such dates being referred to herein as the "Expiration Date"). Notwithstanding the Expiration Date, the provisions of Section 7.7 of this Agreement shall remain in full force and effect.

         7.6 RIGHT TO TERMINATE PARTICIPATION.


            (a) Lender shall have the right, but not the obligation, at any time on or after the occurrence of a Termination Event (as defined below), and upon the exercise of such right by Lender, Participant shall have the obligation to sell, assign and transfer to Lender, the Participation. Lender shall provide the Participant with three (3) Business Days' prior written notice of its intent to exercise its rights under this Section, specifying in such notice the date on which such purchase and sale is to take place (the "Transfer Date"). On the Transfer Date, Lender shall pay to Participant an amount equal to the outstanding principal balance of the Participation (together with any accrued interest payable in respect thereof hereunder) as of the close of business on the date immediately prior to the effective date of the purchase.

            (b) If (i) Participant shall cease operations or be the subject of any bankruptcy or insolvency proceeding, whether voluntary or involuntary, or a trustee or receiver shall be appointed with respect to the Participant or a substantial portion of its assets or operations, (ii) Participant shall default in the performance or observation of any of its obligations hereunder and such default shall not be cured within three (3) Business Days after the occurrence thereof or (iii) Participant shall make a misrepresentation herein, it shall constitute a "Termination Event". The failure of Participant to perform or observe any of its obligations hereunder or any misrepresentation by Participant shall not terminate this Agreement, unless and until Lender shall exercise its rights under this Section 7.6.

         7.7 PAYMENT RETURNS. If any payment received by Lender from Borrowers and distributed or credited in whole or in part to Participant is later rescinded or is otherwise returned by Lender for whatever reason (including, without limitation, settlement of an alleged claim or the voiding of such payment as a preference), Participant, upon demand by Lender, shall immediately pay to Lender the amount received by Participant in respect of the amounts so returned. This covenant shall survive the termination of this Agreement

         7.8 CONFIDENTIALITY. Participant agrees that the information furnished to it by Lender hereunder or otherwise in connection with the financing arrangements of Lender with Borrowers may not have been made public, and Participant agrees that it shall keep all such information confidential and will make no disclosures of such information to other persons who have not been furnished such information until such time, if any, at which such information shall have become public (other than as a result of actions taken by Participant in violation of this Agreement), EXCEPT in connection with the obligations of Participant under law or pursuant to subpoenas or other legal process to make information available to government agencies, examiners or other public officials or to employees, agents, accountants, attorneys or other professionals retained by Participant provided that the Participant advises such professionals that such information is confidential and to keep such information confidential as provided herein.

         7.9 COUNTERPARTS. This Agreement may be executed in any number of separate counterparts, each of which shall collectively and separately constitute one agreement.

         7.10 GOVERNING LAW.

         THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND PER FORMED IN THAT STATE. THE PARTICIPANT HEREBY CONSENTS AND AGREES THAT THE STATE OR FEDERAL COURTS LOCATED IN THE BOROUGH OF MANHATTAN IN THE CITY OF NEW YORK SHALL HAVE EXCLUSIVE JURISDICTION TO HEAR AND DETERMINE ANY CLAIMS OR DISPUTES BETWEEN THE LENDER AND THE PARTICIPANT PERTAINING TO THIS AGREEMENT OR ANY OF THE OTHER NOTE DOCUMENTS OR TO ANY MATTER ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE OTHER NOTE DOCUMENTS. THE PARTICIPANT EXPRESSLY SUBMITS AND CONSENTS IN ADVANCE TO SUCH JURISDICTION IN ANY ACTION OR SUIT COMMENCED IN ANY SUCH COURT, AND THE PARTICIPANT HEREBY WAIVES ANY OBJECTION WHICH IT MAY HAVE BASED UPON LACK OF PERSONAL JURISDICTION, IMPROPER VENUE OR FORUM NON CONVENIENS.

         7.11 WAIVER OF JURY TRIAL.


         THE PARTIES HERETO WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, OR PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE, WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE, AMONG THE LENDER AND THE PARTICIPANT ARISING OUT OF, CONNECTED WITH, RELATED TO, OR INCIDENTAL TO THE RELATIONSHIP ESTABLISHED AMONG THEM IN CONNECTION WITH, THIS AGREEMENT OR ANY OF THE OTHER NOTE DOCUMENTS OR THE TRANSACTIONS RELATED THERETO.

         7.12 COMPLETE AGREEMENT; MODIFICATION OF AGREEMENT. This Agreement constitutes the complete agreement between the parties with respect to the subject matter thereof and may not be modified, altered or amended except by in writing signed by both parties hereto.

         7.13 NO THIRD PARTIES BENEFITTED. Except as expressly provided in
Section 7.2, this Agreement is solely for the benefit of Lender and Participant and their respective successors, participants and assigns, and no other person shall have any right, benefit, priority or interest under, or because of the existence of, this Agreement.

         IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the day and year first above written.

                                    SUNRISE CAPITAL PARTNERS, L.P.

                                   By:      Sunrise Advisors, LLC,
                                            its General Partner

                                   By:      /s/Joseph A. Julian
                                            ------------------------------------
                                            Name:  Joseph A. Julian
                                            Title: Principal


                                   /s/Gerald R. Allard
                                   --------------------------------
                                   GERALD R. ALLARD

                            PARTICIPATION CERTIFICATE

                         SUNRISE CAPITAL PARTNERS, L.P.


                                                               November 16, 2000

Gerald R. Allard
92 Riverview Park
Bedford, NH 03110

                         NOTE PARTICIPATION CONFIRMATION

Dear Mr. Allard:

         We hereby confirm a Note participation to you as follows:


Borrower:                     NEXIQ Technologies, Inc. and its Subsidiaries

Identification of Note:       Term B Note made pursuant to the
                              Convertible Note Agreement, dated July 31, 2000

Date of Disbursement:         November 16, 2000

Outstanding Principal
Amount of  Note:              $5,000,000

Principal Amount of
Participation:                $42,686.40

Percentage of Participation:  0.85%

Interest Rate Payable on
Participation:                10.75%


Effective Date:               November 16, 2000

         YOUR PARTICIPATION WILL BE GOVERNED BY THE TERMS OF THE PARTICIPATION AGREEMENT, DATED NOVEMBER 16, 2000, BETWEEN YOU AND THE UNDERSIGNED.



                                         Very truly yours,

                                         SUNRISE CAPITAL PARTNERS, L.P.

                                         By:      Sunrise Advisors, LLC,
                                                  its General Partner

                                         By:/s/Joseph A. Julian
                                            -----------------------------------
                                            Name:  Joseph A. Julian
                                            Title: Principal

                                     WARRANT

THIS WARRANT AND THE UNDERLYING SHARES OF COMMON STOCK ISSUABLE UPON ITS EXERCISE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT COMPLIANCE WITH THE REGISTRATION OR QUALIFICATION PROVISIONS OF APPLICABLE FEDERAL AND STATE SECURITIES LAWS OR APPLICABLE EXEMPTIONS THEREFROM.

THE SECURITIES REPRESENTED BY THIS WARRANT ARE SUBJECT TO A REGISTRATION RIGHTS AGREEMENT DATED AS OF AUGUST 9, 2000 (THE "REGISTRATION AGREEMENT"). COPIES OF THE REGISTRATION AGREEMENT ARE ON FILE AT THE OFFICE OF THE SECRETARY OF THE COMPANY.

                            NEXIQ TECHNOLOGIES, INC.

                          COMMON STOCK PURCHASE WARRANT

                                                               November 16, 2000

         NEXIQ TECHNOLOGIES, INC. f/k/a WPI GROUP, INC., a New Hampshire corporation (the "Company"), hereby certifies that, for value received, Gerald
R. Allard, or his assigns, is entitled, subject to the terms set forth below, to purchase from the Company at any time or from time to time after the date hereof (subject to acceleration as hereinafter provided, the "Initial Exerciseability Date") and before 5:00 p.m., Manchester, New Hampshire time, on November 16, 2005 (the "Expiration Date"), 4,878 fully paid and nonassessable shares of Common Stock, par value $0.01 per share, of the Company, at a purchase price per share of $1.75 (such purchase price per share as adjusted from time to time as herein provided is referred to herein as the "Purchase Price"). The number and character of such shares of Common Stock and the Purchase Price are subject to adjustment as provided herein.

         This Warrant is one of the Common Stock Purchase Warrants issued by the Company in connection with that Convertible Note Agreement, dated as of July 31, 2000, between the Company and its subsidiaries, as borrowers, and Sunrise Capital Partners, L.P., as Lender, and the shares of Common Stock issuable upon exercise of the Warrant are subject to that certain Registration Rights Agreement, dated as of the date hereof, by and among the Company, Sunrise Capital Partners, L.P., and each of The John R. Allard

Revocable Trust of 1993, Kim A. Socha, The Michael E. Allard Revocable Trust of 1994, Gerald R. Allard, Lisa Dibrigida, The David and Angella Nazarian Family Trust, The Samy Nazarian Trust, Younes Nazarian and Richard Beyer (the "Registration Rights Agreement"), a copy of which agreement is on file at the principal office of the Company. The holder of this Warrant shall be entitled to all of the benefits and bound by all of the applicable obligations of the Registration Rights Agreement, as provided therein.

     As used herein the following terms, unless the context otherwise requires, have the following respective meanings:

         a. The term "Company" shall include NEXIQ Technologies, Inc. (formerly known as WPI Group, Inc.), and any corporation which shall succeed to, or assume the obligations of, the Company hereunder.

         a. The term "Common Stock" includes (i) the Company's Common Stock, par value $0.01 per share, as authorized on the date of the Agreement, (ii) any other capital stock of any class or classes (however designated) of the Company, authorized on or after such date, the holders of which shall have the right, without limitation as to amount per share, either to all or to a share of the balance of current dividends and liquidating distributions after the payment of dividends and distributions on any shares entitled to preference in the payment thereof, and the holders of which shall ordinarily, in the absence of contingencies, be entitled to vote for the election of a majority of directors of the Company (even though the right to so vote may have been suspended by the happening of such a contingency) and (iii) any other securities into which or for which any of the securities described in (i) or (ii) above may be converted or exchanged pursuant to a plan of recapitalization, reorganization, merger, sale of assets or otherwise.

         a. The term "Other Securities" refers to any stock (other than Common Stock) and other securities of the Company or any other person (corporate or otherwise) which the holders of the Warrants at any time shall be entitled to receive, or shall have received, on the exercise of the Warrants, in lieu of or in addition to Common Stock, or which at any time shall be issuable or shall have been issued in exchange for or in replacement of Common Stock or Other Securities pursuant to Section 5 or otherwise.

         a. The term "Warrant" means this Common Stock Purchase Warrant.

                1.  EXERCISE OF WARRANT.

           1.1 FULL EXERCISE. This Warrant may be exercised at any time before its expiration in full by the holder hereof by surrender of this Warrant, with the form of subscription at the end hereof duly executed by such holder, to the Company at its principal office, accompanied by payment, in cash or by certified or official bank check payable to the order of the Company, in the amount obtained by multiplying (x) the number of shares of Common Stock for which this Warrant is then exercisable by (y) the Purchase Price then in effect.

           1.2 PARTIAL EXERCISE. This Warrant may be exercised at any time before its expiration in part (in lots of 100 shares or, if this Warrant is then exercisable for a lesser amount, in such lesser amount) by surrender of this Warrant and payment of the Purchase Price then in effect in the manner and at the place provided in subsection 1.1, except that the amount payable by the holder on such partial exercise shall be the amount obtained by multiplying (x) the number of shares of Common Stock designated by the holder in the subscription at the end hereof by (y) the Purchase Price then in effect. On any such partial exercise the Company at its expense will forthwith issue and deliver to or upon the order of the holder hereof a new Warrant or Warrants of like tenor, in the name of the holder hereof or as such holder (upon payment by such holder of any applicable transfer taxes) may request, calling in the aggregate on the face or faces thereof for the number of shares of Common Stock for which such Warrant or Warrants may still be exercised.

           1.3 COMPANY ACKNOWLEDGMENT. The Company will, at the time of the exercise of this Warrant, upon the request of the holder hereof acknowledge in writing its continuing obligation to afford to such holder any rights to which such holder shall continue to be entitled after such exercise in accordance with the provisions of this Warrant. If the holder shall fail to make any such request, such failure shall not affect the continuing obligation of the Company to afford to such holder any such rights.

           1.4 TRUSTEE FOR WARRANT HOLDERS. In the event that a bank or trust company shall have been appointed as trustee for the holders of the Warrants pursuant to subsection 4.2, such bank or trust company shall have all the powers and duties of a warrant agent appointed pursuant to Section 13 and shall accept, in its own name for the account of the Company or such successor person as may be entitled thereto, all amounts otherwise payable to the Company or such successor, as the case may be, on exercise of this Warrant pursuant to this
Section 1.

           1.5 NET ISSUE ELECTION/CASHLESS EXERCISE. The holder may elect to receive, without the payment by the holder of any additional consideration, shares equal to the value of this Warrant or any portion hereof by the surrender of this Warrant or such portion to the Company, with the net issue election notice annexed hereto duly executed, at the office of the Company. Thereupon, the Company shall issue to the holder such number of fully paid and nonassessable shares of Common Stock as is computed using the following formula:

                X = Y (A-B)
                   --------
                       A

where

   X     = the number of shares to be issued to the holder pursuant to this
           Section 1.5.

   Y     = the number of shares covered by this Warrant in respect of which the net issue election is made pursuant to this Section 1.5.

   A     = the fair market value of one share of Common Stock, as determined in accordance with the provisions of this Section 1.5.

   B     = the Purchase Price in effect under this Warrant at the time the net issue election is made pursuant to this Section 1.5.

For purposes of this Section 1.5, the "fair market value" per share of the Company's Common Stock shall mean:

           a. If the Common Stock is traded on a national securities exchange or admitted to unlisted trading privileges on such an exchange, or is listed on the National Market (the "National Market") of the National Association of Securities Dealers Automated Quotations System (the "NASDAQ"), the fair market value shall be the last reported sale price of the Common Stock on such exchange or on the National Market on the last business day before the effective date of exercise of the net issue election or if no such sale is made on such day, the mean of the closing bid and ask prices for such day on such exchange or on the National Market;

           b. If the Common Stock is not so listed or admitted to unlisted trading privileges, the fair market value shall be the mean of the last bid and asked prices reported on the last business day before the date of the election
(1) by the NASDAQ or (2) if reports are unavailable under clause (a) above by the National Quotation Bureau Incorporated; and

           c. If the Common Stock is not so listed or admitted to unlisted trading privileges and bid and ask prices are not reported, the fair market value shall be the price per share which the Company could obtain from a willing buyer for shares sold by the Company from authorized but unissued shares, as such price shall be determined by mutual agreement of the Company and the holder of this Warrant. If the holder of this Warrant and the Company are unable to agree on such fair market value, the holder of this Warrant shall select a pool of three independent and nationally recognized investment banking firms from which the Company shall select one such firm to appraise the fair market value of the Warrant and to perform the computations involved. The determination of such investment banking firm shall be binding upon the Company, the holder of this Warrant and any other holder of Warrants or Warrant Shares in connection with any transaction occurring at the time of such determination. All expenses of such investment banking firm shall be borne by the Company. In all cases, the determination of fair market value shall be made without consideration of the lack of a liquid public market for the Common Stock and without consideration of any "control premium" or any discount for holding less than a majority or controlling interest of the outstanding Common Stock.

           2. DELIVERY OF STOCK CERTIFICATES, ETC. ON EXERCISE. As soon as practicable after the exercise of this Warrant in full or in part, and in any event within ten (10) days thereafter, the Company at its expense (including the payment by it of any applicable issue taxes) will cause to be issued in the name of and delivered to the holder hereof, or as such holder (upon payment by such holder of any applicable transfer taxes) may direct,

                (a) a certificate or certificates for the number of fully paid and nonassessable shares of Common Stock (or Other Securities) to which such holder shall be entitled on such exercise, plus, in lieu of any fractional share to which such holder would otherwise be entitled, cash equal to such fraction multiplied by the then current market value of one full share, together with any other stock or other securities and property (including cash, where applicable) to which such holder is entitled upon such exercise pursuant to Section 1 or otherwise, and

                (b) in case such exercise is in part only, a new Warrant or
             Warrants of like tenor, as provided in Section 1.2.

           3. ADJUSTMENT FOR DIVIDENDS IN OTHER STOCK, PROPERTY, ETC.; RECLASSIFICATION, ETC. In case at any time or from time to time, the holders of Common Stock (or Other Securities) in their capacity as such shall have received, or (on or after the record date fixed for the determination of shareholders eligible to receive) shall have become entitled to receive, without payment therefor,

           (a) other or additional stock or other securities or property (other than cash) by way of dividend, or

           (b) any cash (excluding cash dividends payable solely out of earnings or earned surplus of the Company), or

           (c) other or additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, recapitalization, combination of shares or similar corporate rearrangement, other than additional shares of Common Stock (or Other Securities) issued as a stock dividend or in a stock-split (adjustments in respect of which are provided for in Section 5), then, and in each such case, the holder of this Warrant, on the exercise hereof as provided in Section 1, shall be entitled to receive the amount of stock and other securities and property (including cash in the cases referred to in subdivisions (b) and (c) of this Section 3) which such holder would hold on the date of such exercise if on the date hereof he had been the holder of record of the number of shares of Common Stock called for on the face of this Warrant and had thereafter, during the period from the date hereof to and including the date of such exercise, retained such shares and all such other or additional stock and other securities and property (including cash in the cases referred to in subdivisions (b) and (c) of this Section 3) receivable by him as aforesaid during such period, giving effect to all adjustments called for during such period by Sections 4 and 5.

           4. ADJUSTMENT FOR REORGANIZATION, CONSOLIDATION, MERGER, ETC.

           4.1 REORGANIZATION, CONSOLIDATION, MERGER, ETC. In case at any time or from time to time, the Company shall (a) effect a capital reorganization or reclassification of its capital stock, (b) consolidate with or merge into any other person, or (c) transfer all or substantially all of its properties or assets to any other corporation or other business entity under any plan or arrangement contemplating the dissolution of the Company, then, in each such case, the holder of this Warrant, on the exercise hereof as provided in Section 1 at any time after the consummation of such reorganization, consolidation or merger or the effective date of such dissolution, as the case may be, shall receive, in lieu of the Common Stock (or Other Securities) issuable on such exercise prior to such consummation or such effective date, the stock and other securities and property (including cash) to which such holder would have been entitled upon such consummation or in connection with such dissolution, as the case may be, if such holder had so exercised this Warrant, immediately prior thereto, all subject to further adjustment thereafter as provided in Sections 3 and 5. The Company will not effect any such consolidation, merger or sale unless, prior to the consummation thereof, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument mailed or delivered to the holder of this Warrant at the last address of such holder appearing on the books of the

Company (a) the obligation to delivery to such holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such holder may be entitled to purchase and (b) the obligations of the Company under the Registration Rights Agreement.

           4.2 DISSOLUTION. In the event of any dissolution of the Company following the transfer of all or substantially all of its properties or assets, the Company, prior to such dissolution, shall at its expense deliver or cause to be delivered the stock and other securities and property (including cash, where applicable) receivable by the holders of the Warrants after the effective date of such dissolution pursuant to this Section 4 to a bank or trust company having its principal office in Manchester, New Hampshire or New York, New York, as trustee for the holder or holders of the Warrants.

           4.3 CONTINUATION OF TERMS. Upon any reorganization, consolidation, merger or transfer (and any dissolution following any transfer) referred to in this Section 4, this Warrant shall continue in full force and effect, subject to expiration in accordance with Section 18 hereof, and the terms hereof shall be applicable to the shares of stock and other securities and property receivable on the exercise of this Warrant after the consummation of such reorganization, consolidation or merger or the effective date of dissolution following any such transfer, as the case may be, and shall be binding upon the issuer of any such stock or other securities, including, in the case of any such transfer, the person acquiring all or substantially all of the properties or assets of the Company, whether or not such person shall have expressly assumed the terms of this Warrant as provided in Section 6.

           5. ANTI-DILUTION ADJUSTMENTS.

           5.1 GENERAL. The Purchase Price shall be subject to adjustment from time to time as hereinafter provided. Upon each adjustment of the Purchase Price, the holder of this Warrant shall hereafter be entitled to purchase, at the Purchase Price resulting from such adjustment, the number of shares obtained by multiplying the Purchase Price in effect immediately prior to such adjustment by the number of shares purchasable pursuant hereto immediately prior to such adjustment and dividing the product thereof by the Purchase Price resulting from such adjustment.

           5.2 ISSUANCE OF COMMON STOCK. If and whenever after the date hereof the Company shall issue or sell any shares of its Common Stock (except (i) upon exercise of one or more of the Warrants, (ii) upon conversion of any of the Notes issued pursuant to the Convertible Note Agreement; or (iii) shares of Common Stock issued to employees, officers, directors of the Company upon the exercise of options granted under the Company's Employee Stock Option/Purchase Plans (hereinafter defined) not to exceed in the aggregate 3,600,000 shares of Common Stock) without consideration or for a consideration per share less than the greater of the fair market value of the Common Stock and Purchase Price in effect immediately prior to the time of such issue or sale, or shall be deemed under the provisions of this Section 5 to have effected any such issuance or sale, then, concurrently with such issue or sale, the Purchase Price shall be reduced to the price (calculated to the nearest $0.0001) obtained by multiplying the Purchase Price in effect immediately prior to the time of such issue or sale by a fraction

                (a) the numerator of which shall be the sum of (i) the number of shares of Common Stock outstanding immediately prior to such issue or sale multiplied by the Purchase Price immediately prior to such issue or sale plus (ii) the consideration received by the Company upon such issue or sale, and

                (b) the denominator of which shall be the product of (i) the total number of shares of Common Stock outstanding immediately after such issue or sale, multiplied by (ii) the Purchase Price immediately prior to such issue or sale.

As used herein, "Employee Stock Option/Purchase Plans" consist of the Company's 1997 Equity Incentive Plan, 1995 Stock Option Plan, Employee Stock Purchase Plan, Employee Bonus Award Plan, and non qualified options granted to certain Directors of the Company.

           Notwithstanding the foregoing, no adjustment of the Purchase Price shall be made in an amount less than $0.0001 per share, but any such lesser adjustment shall be carried forward and shall be made at the time of and together with the next subsequent adjustment which together with any adjustments so carried forward shall amount to $0.0001 per share or more.

           5.3 OPTION GRANTS. In the event that at any time, other than the issuance of options pursuant to the Company's Employee Stock Option Plan, the Company shall in any manner grant (directly, by assumption in a merger or otherwise) any rights to subscribe for or to purchase, or any options for the purchase of, Common Stock or any stock or securities convertible into or exchangeable for Common Stock (such rights or options being herein called "Options" and such convertible or exchangeable stock or securities being herein called "Convertible Securities"), whether or not such Options or the right to convert or exchange any such Convertible Securities are immediately exercisable, and the price per share for which Common Stock is issuable upon the exercise of such Options or upon conversion or exchange of such Convertible Securities (determined by dividing (i) the total amount, if any, received or receivable by the Company as consideration for the granting of such Options, plus the minimum aggregate amount of additional consideration payable to the Company upon the exercise of all such Options, plus, in the case of any such Options which relate to Convertible Securities, the minimum aggregate amount of additional consideration, if any, payable upon the issue or sale of such Convertible Securities and upon the conversion or exchange thereof, by (ii) the total number of shares of Common Stock issuable upon the exercise of such Options or upon the conversion or exchange of all such Convertible Securities issuable upon the exercise of such Options) shall be less than the greater of (x) the fair market value of the shares of Common Stock at the time of such issuance and (y) the Purchase Price in effect immediately prior to the time of the granting of such Options, then the total number of shares of Common Stock issuable upon the exercise of such Options or upon conversion or exchange of the total amount of such Convertible Securities issuable upon the exercise of such Options shall (as of the date of granting such Options) be deemed to be outstanding and to have been issued for such price per share. Except as otherwise provided in subsection 5.5, no further adjustment of the Purchase Price shall be made upon the actual issue of such Common Stock or of such Convertible Securities upon exercise of such Options or upon the actual issue of such Common Stock upon conversion or exchange of such Convertible Securities.

           5.4 CONVERTIBLE SECURITY GRANTS. In the event that the Company shall in any manner issue (directly, by assumption in a merger or otherwise) or sell any Convertible Securities (other than pursuant to the exercise of Options to purchase such Convertible Securities covered by subsection 5.3), whether or not the rights to exchange or convert thereunder are immediately exercisable, and the price per share for which Common Stock is issuable upon such conversion or exchange (determined by dividing (i) the total amount received or receivable by the Company as consideration for the issue or sale of such Convertible Securities, plus the minimum aggregate amount of additional consideration, if any, payable to the Company upon the conversion or exchange thereof, by (ii) the total maximum number of shares of Common Stock issuable upon the conversion or exchange of all such Convertible Securities) shall be less that the greater of
(x) the fair market value of the shares of Common Stock at the time of such issuance and (y) the Purchase Price in effect immediately prior to the time of such issue or sale, then the total maximum number of shares of Common Stock issuable upon conversion or exchange of all such Convertible Securities shall (as of the date of the issue or sale of such Convertible Securities) be deemed to be outstanding and to have been issued for such price per share. Except as otherwise provided in subsection 5.5, no further adjustment of the Purchase Price shall be made upon the actual issue of such Common Stock upon conversion or exchange of such Convertible Securities.

           5.5 EFFECT OF ALTERATION TO OPTION OR CONVERTIBLE SECURITY TERMS. In connection with any change in, or the expiration or termination of, the purchase rights under any Option or the conversion or exchange rights under any Convertible Securities, the following provisions shall apply:

              (a) If the purchase price provided for in any Option referred to in subsection 5.3, the additional consideration, if any, payable upon the conversion or exchange of any Convertible Securities referred to in subsection 5.3 or 5.4, or the rate at which any Convertible Securities referred to in subsection 5.3 or 5.4 are convertible into or exchangeable for Common Stock shall change at any time (other than under or by reason of provisions designed to protect against dilution), then the Purchase Price in effect at the time of such change shall concurrently be increased or decreased to the Purchase Price which would be in effect immediately after such change if (i) the adjustments which were made upon the issuance of such Options or Convertible Securities had been made upon the basis of (and taking into account the total consideration received for) (A) the issuance at that time of the Common Stock, if any, delivered upon the exercise of any such Options or upon the conversion or exchange of any such Convertible Securities before such change, and (B) the issuance at that time of all such Options or Convertible Securities, with terms and provisions reflecting such change, which are still outstanding after such change, and (ii) the Purchase Price as adjusted pursuant to clause (i) preceding had been used as the basis for the adjustments required hereunder in connection with all other issues or sales of Common Stock, Options or Convertible Securities by the Company subsequent to the issuance of such Options or Convertible Securities.

              (b) On the partial or complete expiration of any Options or termination of any right to convert or exchange Convertible Securities, the Purchase Price then in effect hereunder shall concurrently be increased or decreased to the Purchase Price which would be in effect at the time of such expiration or termination if (i) the adjustments which were made upon the issuance of such Options or Convertible Securities had been made upon the basis of (and taking into account the total consideration received for) (A) the issuance at that time of the Common Stock, if any, delivered upon the exercise of such Options or upon the conversion or exchange of such Convertible Securities before such expiration or termination, and (B) the issuance at that time of only those such Options or Convertible Securities which remain outstanding after such expiration or termination, and (ii) the Purchase Price as adjusted pursuant to clause (i) preceding had been used as the basis for adjustments required hereunder in connection with all other issues or sales of Common Stock, Options or Convertible Securities by the Company subsequent to the issuance of such Options or Convertible Securities.

              (c) If the purchase price provided for in any Option referred to in subsection 5.3 or the rate at which any Convertible Securities referred to in subsection 5.3 or 5.4 are convertible into or exchangeable for Common Stock shall be reduced at any time under or by reason of provisions with respect thereto designed to protect against dilution, and the event causing such reduction is one that did not also require an adjustment in the Purchase Price under other provisions of this Section 5, then in case of the delivery of shares of Common Stock upon the exercise of any such Option or upon conversion or exchange of any such Convertible Securities, the Purchase Price then in effect hereunder shall concurrently be adjusted to such amount as would have obtained if such Option or Convertible Securities had never been issued and if the adjustments made upon the issuance of such Option or Convertible Securities had been made upon the basis of the issuance of (and taking into account the total consideration received for) the shares of Common Stock delivered as aforesaid (provided that the Purchase Price used in such determination shall be the Purchase Price on the date of issue of such shares); provided that no such adjustment shall be made unless the Purchase Price then in effect would be reduced thereby.

              (d) No readjustment provision pursuant to paragraphs (a) or (b) above shall have the effect of increasing the Purchase Price by an amount in excess of the adjustment originally made thereto in respect of the issue, sale or grant of such Options or Convertible Securities.

         5.6 DIVIDENDS OF COMMON STOCK, OPTIONS OR CONVERTIBLE SECURITIES. In the event that the Company shall declare a dividend or make any other distribution upon any stock of the Company payable in Common Stock, Options or Convertible Securities, any Common Stock, Options or Convertible Securities, as the case may be, issuable in payment of such dividend or distribution shall be deemed to have been issued or sold without consideration.

         5.7 DILUTION IN CASE OF OTHER SECURITIES. In case any Other Securities shall be issued or sold by the Company, or shall become subject to issue upon the conversion or exchange of any stock (or Other Securities) of the Company (or any other issuer of Other Securities or any other person referred to in Section
4) or to subscription, purchase or other acquisition pursuant to any rights or options granted by the Company (or such other issuer or person), for a consideration per share such as to dilute the purchase rights evidenced by this Warrant, the computations, adjustments and readjustments provided for in this
Section 5 with respect to the Purchase Price and the number of shares of Common Stock issuable upon exercise of this Warrant shall be made as nearly as possible in the manner so provided and applied to determine the amount of Other Securities from time to time receivable on the exercise of the Warrants, so as to protect the holders of the Warrants against the effect of such dilution.

         5.8 STOCK SPLITS AND REVERSE SPLITS. In the event that the Company shall at any time subdivide its outstanding shares of Common Stock into a greater number of shares, the Purchase Price in effect immediately prior to such subdivision shall be proportionately reduced and the number of Warrant Shares purchasable pursuant to this Warrant immediately prior to such subdivision shall be proportionately increased, and conversely, in the event that the outstanding shares of Common Stock of the Company shall at any time be combined into a smaller number of shares, the Purchase Price in effect immediately prior to such combination shall be proportionately increased and the number of Warrant Shares purchasable upon the exercise of this Warrant immediately prior to such combination shall be proportionately reduced. Except as provided in this subsection 5.8, no adjustment in the Purchase Price and no change in the number of Warrant Shares purchasable shall be made under this Section 5 as a result of or by reason of any such subdivision or combination.

         5.9 OTHER DILUTIVE EVENTS. In case any event shall occur as to which the provisions of this Section 5 are not strictly applicable but the failure to make any adjustment would not fairly protect the purchase rights represented by the Warrants in accordance with the essential intent and principal of this Section, then, in each such case, the Company shall appoint a firm of independent public accountants of recognized national standing (which may be the regular auditors of the Company), which shall give their opinion upon the adjustment, if any, on a basis consistent with the essential intent and principles established in this Section 5, necessary to preserve, without dilution, the purchase rights represented by the Warrants. Upon receipt of such opinion, the Company will promptly mail a copy thereof to the holder of the Warrants and shall make the adjustments to the Warrants described in such opinion.

         5.10 DETERMINATION OF CONSIDERATION RECEIVED. For purposes of this
Section 5, the amount of consideration received by the Company in connection with the issuance or sale of Common Stock, Options or Convertible Securities shall be determined in accordance with the following:

              (a) In the event that shares of Common Stock, Options or Convertible Securities shall be issued or sold for cash, the consideration received therefor shall be deemed to be the amount payable to the Company therefor, without deduction therefrom of any expenses incurred or any underwriting commissions or concessions or discounts paid or allowed by the Company in connection therewith.

              (b) In the event that any shares of Common Stock, Options or Convertible Securities shall be issued or sold for a consideration other than cash, the amount of the consideration other than cash payable to the Company shall be deemed to be the fair value of such consideration as reasonably determined by the Board of Directors of the Company, without deduction of any expenses incurred or any underwriting commissions or concessions or discounts paid or allowed by the Company in connection therewith.

              (c) In the event that any shares of Common Stock, Options or Convertible Securities shall be issued in connection with any merger in which the Company is the surviving corporation, the amount of consideration therefor shall be deemed to be the fair value as reasonably determined by the Board of Directors of the Company of such portion of the assets and business of the non-surviving corporation as such Board shall determine to be attributable to such Common Stock, Options or Convertible Securities, as the case may be.

              (d) In the event that any Common Stock, Options and/or Convertible Securities shall be issued in connection with the issue and sale of other securities or property of the Company, together comprising one integral transaction in which no specific consideration is allocated to such Common Stock, Options or Convertible Securities by the parties thereto, such Common Stock, Options and/or Convertible Securities shall be deemed to have been issued without consideration.

         5.11 RECORD DATE AS DATE OF ISSUE OR SALE. In the event that at any time the Company shall take a record of the holders of its Common Stock for the purpose of entitling them (i) to receive a dividend or other distribution payable in Common Stock, Options or Convertible Securities, or (ii) to subscribe for or purchase Common Stock, Options or Convertible Securities, then such record date shall be deemed to be the date of the issue or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

         5.12 TREASURY STOCK. The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Company, and the disposition of any such shares (other than their cancellation without reissuance) shall be considered an issue or sale of Common Stock for the purposes of this Section 5.

         6. NO DILUTION OR IMPAIRMENT. The Company will not, by amendment of its Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of the Warrants, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holders of the Warrants against dilution or other impairment. Without limiting the generality of the foregoing, the Company (a) will not increase the par value or stated value of any shares of stock receivable on the exercise of the Warrants above the amount payable therefor on such exercise, (b) will take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of stock on the exercise of all Warrants from time to time outstanding, (c) will not issue any capital stock of any class which is preferred as to dividends or as to the distribution of assets upon voluntary or involuntary dissolution, liquidation or winding up, unless the rights of the holders thereof shall be limited to a fixed sum or percentage of par value in respect of participation in dividends and in any such distribution of assets or such stock shall be non voting and not be convertible into shares of Common Stock or other voting stock, and (d) will not transfer all or substantially all of its properties and assets to any other person (corporate or otherwise), or consolidate with or merge into any other person or permit any such person to consolidate with or merge into the Company (if the Company is not the surviving person), unless such other person shall expressly assume in writing and become bound by all the terms of the Warrants.

         7. ACCOUNTANTS' CERTIFICATE AS TO ADJUSTMENTS. In each case of any adjustment or readjustment in the shares of Common Stock (or Other Securities) issuable on the exercise of the Warrants, the Company's chief financial officer will compute, or if requested by the holders of Warrants to purchase over 50% of the shares of Common Stock which may be purchased upon exercise of the Warrants the Company at its expense will promptly cause independent certified public accountants of recognized standing selected by the Company at its expense to compute, such adjustment or readjustment in accordance with the terms of the Warrants and prepare a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (a) the consideration received or receivable by the Company for any additional shares of Common Stock (or Other Securities) issued or sold or deemed to have been issued or sold, (b) the number of shares of Common Stock (or Other Securities) outstanding or deemed to be outstanding, and (c) the Purchase Price and the number of shares of Common Stock to be received upon exercise of this Warrant, in effect immediately prior to such issue or sale and as adjusted and readjusted as provided in this Warrant. The Company will forthwith mail a copy of each such certificate to each holder of a Warrant, and will, on the written request at any time of any holder of a Warrant (such request shall not be made more than once in any Fiscal Quarter), furnish to such holder a like certificate setting forth the Purchase Price at the time in effect and showing how it was calculated.

         8. NOTICES OF RECORD DATE, ETC. In the event of

           (a) any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right or any declaration of a cash dividend on the Common Stock, or

           (b) any capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company or any transfer of all or substantially all the assets of the Company to or consolidation or merger of the Company with or into any other person, or

           (c) any voluntary or involuntary dissolution, liquidation or winding-up of the Company, or

           (d) any proposed issue or grant by the Company of any shares of stock of any class or any other securities, or any right or option to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities (other than the issue of Common Stock on the exercise of the Warrants), then and in each such event the Company will mail or cause to be mailed to each holder of a Warrant a notice specifying (i) the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and stating the amount and character of such dividend, distribution or right, (ii) the date on which any such reorganization, reclassification, recapitalization, transfer, consolidation, merger, dissolution, liquidation or winding-up is to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or Other Securities) shall be entitled to exchange their shares of Common Stock (or Other Securities) for securities or other property deliverable on such reorganization, reclassification, recapitalization, transfer, consolidation, merger, dissolution, liquidation or winding-up, and (iii) the amount and character of any stock or other securities, or rights or options with respect thereto, proposed to be issued or granted, the date of such proposed issue or grant and the persons or class of persons to whom such proposed issue or grant is to be offered or made. Such notice shall be mailed at least twenty (20) days prior to the date specified in such notice on which any such action is to be taken, except with respect to the grant of options under the Company's Employee Stock Option/Purchase Plans in which case such notice shall be given not later than the date of grant.

         9. RESERVATION OF STOCK, ETC. ISSUABLE ON EXERCISE OF WARRANTS. The Company will at all times reserve and keep available, solely for issuance and delivery on the exercise of the Warrants, all shares of Common Stock (or Other Securities) from time to time issuable on the exercise of the Warrants.

         10. REGISTRATION OF COMMON STOCK. If any shares of Common Stock required to be reserved for purposes of exercise of the Warrants require registration with or approval of any governmental authority under any federal or state law (other than the Securities Act) before such shares may be issued upon exercise of the Warrants, the Company will, at its expense and as expeditiously as possible, use its best efforts to cause such shares to be duly registered or approved, as the case may be. The shares of Common Stock issuable upon exercise of this Warrant shall constitute Registrable Securities (as such term is defined in the Registration Rights Agreement). The holder of this Warrant shall be entitled to all the benefits afforded to a holder of any such Registrable Securities under the Registration Rights Agreement and such holder, by acceptance of this Warrant, agrees to be bound by and comply with the terms and conditions of the Registration Rights Agreement applicable to such holder as a holder of such Registrable Securities.

         11. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. This Warrant is issued and delivered by the Company on the basis of the following:

         (a) AUTHORIZATION AND DELIVERY. This Warrant has been duly authorized and executed by the Company and constitutes the valid and binding obligation of the Company enforceable against it in accordance with its terms;

         (b) WARRANT SHARES. The shares of Common Stock to be issued pursuant to this Warrant have been duly authorized and reserved for issuance by the Company and, when issued and paid for in accordance with the terms hereof, will be validly issued, fully paid and nonassessable;

         (c) RIGHTS AND PRIVILEGES. The rights, preferences, privileges and restrictions granted to or imposed upon such shares of Common Stock and the holders thereof are as set forth herein and in the Company's Articles of Incorporation.

         (d) NO INCONSISTENCY. The execution and delivery of this Warrant are not, and the issuance of the shares of Common Stock upon exercise of this Warrant in accordance with the terms hereof will not be, inconsistent with the Company's Articles of Incorporation or by-laws, do not and will not contravene any law, governmental rule or regulation, judgment or order applicable to the Company, and do not and will not contravene any provision of, or constitute a default under, any indenture, mortgage, contract or other instrument of which the Company is a party or by which it is bound or require the consent or approval of, the giving of notice to, the registration with the taking of any action in respect of or by, any federal, state or local government authority or agency or other person.

         12. EXCHANGE OF WARRANTS. On surrender for exchange of any Warrant, properly endorsed, to the Company, the Company at its expense will issue and deliver to or on the order of the holder thereof a new Warrant or Warrants of like tenor, in the name of such holder or as such holder (on payment by such holder of any applicable transfer taxes) may direct, calling in the aggregate on the face or faces thereof for the number of shares of Common Stock called for on the face or faces of the Warrant or Warrants so surrendered.

         13. REPLACEMENT OF WARRANTS. On receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of any Warrant and, in the case of any such loss, theft or destruction of any Warrant, on delivery of an indemnity agreement or security reasonably satisfactory in form and amount to the Company or, in the case of any such mutilation, on surrender and cancellation of such Warrant, the Company at its expense will execute and deliver, in lieu thereof, a new Warrant of like tenor.

         14. WARRANT AGENT. The Company may, by written notice to each holder of a Warrant, appoint an agent having an office in New York, New York for the purpose of issuing Common Stock (or Other Securities) on the exercise of the Warrants pursuant to Section 1, exchanging Warrants pursuant to Section 11, and replacing Warrants pursuant to Section 12, or any of the foregoing, and thereafter any such issuance, exchange or replacement, as the case may be, shall be made at such office by such agent.

         15. REMEDIES. The Company stipulates that the remedies at law of the holder of this Warrant in the event of any default or threatened default by the Company in the performance of or compliance with any of the terms of this Warrant are not and will not be adequate, and that such terms may be specifically enforced by a decree for the specific performance of any agreement contained herein or by an injunction against a violation of any of the terms hereof or otherwise.

         16. NEGOTIABILITY, ETC. This Warrant is issued upon the following terms, to all of which each holder or owner hereof by the taking hereof consents and agrees:

         (a) title to this Warrant may be transferred by endorsement (by the holder hereof executing the form of assignment at the end hereof) and delivery in the same manner as in the case of a negotiable instrument transferable by endorsement and delivery; and

         (b) any person in possession of this Warrant properly endorsed for transfer to such person (including endorsed in blank) is authorized to represent himself as absolute owner hereof and is empowered to transfer absolute title hereto by endorsement and delivery hereof to a bona fide purchaser hereof for value; each prior taker or owner waives and renounces all of his equities or rights in this Warrant in favor of each such bona fide purchaser, and each such bona fide purchaser shall acquire absolute title hereto and to all rights represented hereby. Nothing in this paragraph (b) shall create any liability on the part of the Company beyond any liability or responsibility it has under law.

         17. NOTICES, ETC. All notices and other communications from the Company to the holder of this Warrant shall be mailed by first class registered or certified mail, postage prepaid, at such address as may have been furnished to the Company in writing by such holder or, until any such holder furnishes to the Company an address, then to, and at the address of, the last holder of this Warrant who has so furnished an address to the Company.


         18. AMENDMENTS. This Warrant and any term hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of such change, waiver, discharge or termination is sought

         19. GOVERNING LAW. THIS WARRANT SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS.

         20. THE COMPANY IRREVOCABLY AND UNCONDITIONALLY SUBMITS TO THE JURISDICTION OF ANY COURT OF THE STATE OF NEW YORK OR ANY FEDERAL COURT SITTING IN THE STATE OF NEW YORK FOR PURPOSES OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS WARRANT. THE COMPANY HEREBY WAIVES ANY TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING, DIRECTLY OR INDIRECTLY, ANY MATTER (WHETHER ARISING IN CONTRACT, TORT OR OTHERWISE) AND IN ANY WAY ARISING OUT OF, RELATED TO, OR IN CONNECTION WITH THIS WARRANT AND THE RELATIONSHIP ESTABLISHED HEREUNDER.

         21. MISCELLANEOUS. The headings in this Warrant are for purposes of reference only, and shall not limit or otherwise affect any of the terms hereof.

The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

         22. EXPIRATION. The right to exercise this Warrant shall expire at 5:00 p.m., New York time, on November 16, 2005. Notwithstanding the foregoing, this Warrant shall automatically be deemed to be exercised in full pursuant to the provisions of Section 1.5 hereof, without any further action on behalf of the holder, immediately prior to the time this Warrant would otherwise expire pursuant to the preceding sentence.

                            [SIGNATURE PAGE FOLLOWS]

         IN WITNESS WHEREOF, the Company has executed this Warrant under seal as of the date first written above.

                                           NEXIQ TECHNOLOGIES, INC.

                                           By:/s/John W. Powers
                                              --------------------------------
                                              Name:  John W. Powers
                                              Title: Vice President, CFO

                              FORM OF SUBSCRIPTION
                   (To be signed only on exercise of Warrant)

     NEXIQ TECHNOLOGIES, INC.

         The undersigned, the holder of the within Warrant, hereby irrevocably elects to exercise this Warrant for, and to purchase thereunder, ________ shares of Common Stock of NEXIQ TECHNOLOGIES, INC. and herewith makes payment of $______ therefor, and requests that the certificates for such shares be issued in the name of, and delivered to __________, federal taxpayer identification number _______, whose address is _____________.

Dated: ---------------------------------------
       (Signature must conform to
        name of holder as specified on the
        face of the Warrant)

        ------------------------------------
        ------------------------------------
        (Address)

Signed in the presence of:


-----------------------------

                               FORM OF ASSIGNMENT
                   (To be signed only on transfer of Warrant)

         For value received, the undersigned hereby sells, assigns, and transfers unto _________, federal taxpayer identification number _________, whose address is ___________, the right represented by the within Warrant to purchase __________ shares of Common Stock of NEXIQ TECHNOLOGIES, INC. to which the within Warrant relates, and appoints ____________ Attorney to transfer such right on the books of NEXIQ TECHNOLOGIES, INC. with full power of substitution in the premises.

Dated:
     -----------------------------------
     (Signature must conform to
      name of holder as specified
      on the face of the Warrant)


     -----------------------------------
     (Address)


     Signed in the presence of:

     -----------------------------------

                           FORM OF NET ELECTION NOTICE
                   (To be signed only on exercise of Warrant)

     NEXIQ TECHNOLOGIES, INC.

         The undersigned, the holder of the within Warrant, hereby irrevocably elects to exercise this Warrant for the ________ shares of Common Stock of NEXIQ TECHNOLOGIES, INC. without payment by the undersigned of any additional consideration, and requests that certificates for a number of shares of Common Stock calculated in accordance with Section 1.5 of the Warrant be issued in the name of, and delivered to __________, federal taxpayer identification number _______, whose address is _____________.

Dated:
      -----------------------------------
     (Signature must conform to
      name of holder as specified on the
      face of the Warrant)

      -----------------------------------
      ------------------------------------
     (Address)


     Signed in the presence of:


     -------------------------------------

                             PARTICIPATION AGREEMENT

         THIS PARTICIPATION AGREEMENT ("Agreement") dated as of January 29, 2001 is by and between SUNRISE CAPITAL PARTNERS, L.P., a Delaware limited partnership ("Lender" as hereinafter further defined) and Gerald R. Allard ("Participant"as hereinafter further defined).

                              W I T N E S S E T H :
                               -------------------

         WHEREAS, Lender has entered into financing arrangements with NEXIQ Technologies, Inc. (f/k/a WPI Group, Inc.), a New Hampshire Corporation ("Parent") and WPI Electronics, Inc., WPI Magnetec, Inc., WPI Micro Palm, Inc., WPI Micro Processor Systems, Inc., WPI Decisionkey, Inc., WPI UK Holding, Inc., WPI UK Holding II, Inc., WPI Instruments, Inc., WPI Power Systems, Inc., WPI Termiflex, Inc., and WPI Oyster Terminals, Inc., each a New Hampshire corporation, and WPI Husky Technology, Inc., a Florida corporation (referred to and defined collectively, along with the Parent, as the "Borrowers") pursuant to which Lender purchased convertible promissory notes and certain other securities and provided financial accommodations to Borrowers as set forth in the Convertible Note Agreement, dated July 31, 2000, by and between Lender and Borrowers and as may hereafter be further amended, modified, supplemented, extended, renewed, restated or replaced, is referred to herein as the "Convertible Note Agreement");

         WHEREAS, Participant has requested that Lender sell to Participant a Participation in the Term C Note (as defined in the Convertible Note Agreement) purchased by Lender from the Borrowers, together with certain Warrants issued to Lender pursuant to the Convertible Note Agreement, and Lender is willing to sell such Participation and Warrants to Participant, subject to the terms and conditions contained herein.

         NOW THEREFORE, in consideration of the mutual benefits accruing to Lender and Participant hereunder and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto do hereby agree as follows:

1.  DEFINITIONS

    As used above and in this Agreement, the following terms shall have the meanings ascribed to them below:

         1.1 "Borrowers" shall mean those entities identified in the preamble hereto, and their respective successors and assigns, including, without limitation, any receiver, administrator, custodian, liquidator, trustee or debtor-in-possession on behalf of any such person or on behalf of any such successor or assign.

         1.2 "Collateral" shall have the meaning set forth in the Convertible Note Agreement.

         1.3 "Collections" shall mean all cash or other immediately available funds received by Lender for application to the Obligations (as defined in the Convertible Note Agreement), whether as proceeds of Collateral or otherwise.

         1.4 "Common Stock" shall mean the Common Stock, par value $.01 per share, of Parent.

         1.5 "Event of Default" shall have the meaning set forth in the Convertible Note Agreement.

         1.6 "Insolvency Proceeding" shall mean, as to any Person, any of the following: (a) any case or proceeding with respect to such Person under the U.S. Bankruptcy Code or any other Federal or State bankruptcy, insolvency, reorganization or other law affecting creditors' rights or any other or similar proceedings seeking any stay, reorganization, arrangement, composition or readjustment of all or substantially all of the obligations and indebtedness of such Person or (b) any proceeding seeking the appointment of any receiver, trustee, administrator, liquidator, custodian or other insolvency official with similar powers with respect to such Person or all or substantially all of its assets or (c) any proceeding for liquidation, dissolution or other winding up of the business of such Person or (d) any general assignment for the benefit of creditors or any general marshalling of all or substantially all of the assets of such Person.

         1.7 "Lender" shall mean Sunrise Capital Partners, L.P., a Delaware limited partnership, and its successors and assigns.

         1.8 "Note Documents" shall have the meaning set forth in the Convertible Note Agreement.

         1.9 "Participant" shall have the meaning assigned thereto in the preamble.

         1.10 "Participation" shall have the meaning set forth in Section 2.1 hereof.

         1.11 "Participation Amount" shall mean $42,500.00.

         1.12 "Term C Note" shall mean the promissory note issued by Borrowers and purchased by Lender in the original principal amount of $5,000,000.

         1.13 "Warrants" shall mean the common stock purchase warrants issued to the Lender in connection with the purchase by the Lender of the Term C Note.

         1.14 All capitalized terms as used herein shall have the meanings given to such terms in the Convertible Note Agreement, unless otherwise defined herein. All references to any term in the plural shall include the singular and all references to any term in the singular shall include the plural.

2. PARTICIPATION

         2.1 Lender hereby agrees to sell to Participant and Participant hereby unconditionally and irrevocably agrees to purchase from Lender an undivided fractional interest in the Term C Note purchased by Lender from Borrowers equal to the Participation Amount, together with a pro rata portion of the Warrants issued by Parent in connection with the purchase of such note. The interest of Participant in the Term C Note provided for in this Section 2.1 is referred to herein as the "Participation." The aggregate purchase price for the Participation and the Warrants shall be a cash price equal to the Participation Amount. Participant shall participate in the Collections and the Collateral, but only to the extent necessary to earn interest as provided below and to be repaid principal to the extent of the Participation.

         2.2 The relationship between Lender and Participant is and shall be that of a seller and purchaser of an undivided fractional interest, not a debtor-creditor relationship. Lender has not guaranteed repayment to Participant of, nor agreed to repurchase from Participant, any portion of the Participation at any time. Lender does not assume and shall not have any liability to Participant for the repayment of monies paid hereunder by Participant to Lender on account of the purchase of the Participation or interest hereon but Lender shall have the obligation to account to Participant or Participant's share of the Collections. Participant acknowledges that Lender may sell other participations with respect to the Term C Note on terms and conditions acceptable to Lender. Nothing contained herein shall confer upon Lender or Participant any interest in, or subject either of them to any liability for, or in respect of, the business, assets, profits, losses or liabilities of the other, except only as to the Participation.

         2.3 Participant shall be deemed to have purchased its Participation in the Term C Note on the date such Term C Note is issued to Lender, but Participant's right to receive its share of any interest paid in respect thereof shall accrue from the date Lender receives immediately available funds from Participant for its Participation Amount in such Term C Note.

         2.4 Lender shall issue to Participant a Participation Certificate in substantially the form annexed to this Agreement to evidence the Participation.


3. PRIORITIES

         3.1 The Obligations, the Collateral and the Collections shall be held by Lender in Lender's name, but, to the extent of the Participation, as agent for Participant solely as to Participant's share of Collections received by Lender and subject to Participant's rights with respect thereto as set forth herein. Except with respect to Participant's PRO RATA share of Collections actually received and retained by Lender, Lender shall not be an agent or trustee for Participant in administering or servicing the Note Documents, nor with respect to any rights, remedies or benefits thereunder, the perfection of security interests and other liens in the Collateral, attempts to effect Collections, execution of agreements in connection therewith, or the exercise of any other rights and remedies of a lender or secured party with respect thereto. Lender shall not be deemed a fiduciary for Participant.

         3.2 Lender shall transmit to Participant annually or at such other times as may be mutually agreed to by the parties (each a "Settlement Period") a statement of the account of Borrowers with Lender summarizing the outstanding principal balance on the Term C Note and the Collections received by Lender during such preceding Settlement Period. The statement of account for such Settlement Period shall state the net loan balance with Borrowers, and the net amount either due from Lender to Participant or the net amount due from Participant to Lender, as the case may be, and Lender or Participant shall make payment to each other accordingly. Such payments shall be made in immediately available funds. In the event that Participant fails to purchase and pay for the Participation as required pursuant to this Agreement or otherwise defaults in its obligations to Lender under this Agreement, Participant shall pay all reasonable costs and expenses of every kind incurred by Lender for collection or enforcement of same, including reasonable attorneys' fees and legal expenses. In the event that Participant defaults in any of its obligations hereunder, Participant shall not be entitled to any payments pursuant to the settlement provided for in this Section 3.2 or other payments pursuant to Section 4 below. Lender's books and records showing the account between Lender and Borrowers and statements of account rendered to Participant shall be considered accurate unless objected to by Participant in writing within thirty (30) days from their date.

         3.3 Lender will deliver to Participant on or about the tenth (10th) day following the anniversary of the issuance of the Term C Note a copy of the statement of account with Borrowers for the preceding year. Participant may, at any time and from time to time during normal business hours, after reasonable notice examine Lender's books, records and accounts relating to the Term C Note and the Note Documents and Lender will upon request furnish Participant with such information requested as it may have or be reasonably able to obtain with respect to the Term C Note. Participant agrees that it will keep all such information confidential and Participant hereby expressly agrees to be bound by, and specifically assumes, all provisions of the Note Documents restricting or otherwise dealing with the disclosure of confidential information pertaining to Borrowers. Participant acknowledges that Lender does not make any representation or warranty as to the accuracy or completeness of any audit report prepared by or on behalf of Lender or any materials provided by or on behalf of Borrowers to Lender and that Lender is relying upon the books and records of Borrowers and representations by Borrowers to Lender.

         3.4 On or before the occurrence of an Event of Default, all Collections received by Lender shall be applied to the Obligations as follows: first to the unpaid principal amount of the Term C Note and then in such order and manner as Lender shall determine. After an Event of Default, all Collections received by Lender shall be applied first to the payment in full of the expenses of the collection and enforcement of the Term C Note and for the protection, preservation, maintenance or sale, disposition or other realization upon any of the Collateral, including all expenses, liabilities and advances incurred or made by Lender in connection therewith (including attorneys' fees and legal expenses); second, to the payment of the interests of Lender and the Participant in interest and Fees payable by Borrowers under the Note Documents; third, to the payment of the interests of Lender and the Participant in the Term C Note pro rata based on each party's share of the outstanding principal amount on such Term C Note.

4. ADMINISTRATION

         4.1 Lender shall have the sole right to purchase other Convertible Notes provided for in the Note Documents, and to manage, perform, modify, supplement and enforce the Note Documents, the Obligations and the Collateral, and to waive, exercise and enforce all privileges, rights and remedies exercisable or enforceable by Lender with respect thereto and under the Note Documents, for the joint benefit of Lender and Participant to the extent of the Participation, without notice to or consent of Participant and in accordance with Lender's sole discretion and the exercise of its reasonable business judgment. Without limiting the generality of the foregoing, Lender may, from time to time, in its discretion and without notice to or consent of Participant, amend, modify, renew and/or release in whole or in part the Obligations, the Note Documents, the Collateral and any guaranties therefor, as well as make Notes in excess of any amounts specified under the Note Documents. Notwithstanding the foregoing, Lender shall not agree to (i) release in whole or in part any of the Obligations constituting the principal amount of the Term C Note or (ii) extend the stated Maturity Date of the Term C Note (as specified in the Convertible Note Agreement) without the prior written consent of Participant.

         4.2 Lender shall have the right to carry out the provisions of the Note Documents with Borrowers, and to exercise all rights and privileges accruing to it by reason of the provisions thereof, and to enforce its rights thereunder for the joint benefit of Lender and Participant, according to its discretion and the exercise of its business judgment, in accordance with its normal operating procedures. Lender will use normal prudence and judgment in the servicing of the arrangements of Lender with Borrowers and in the carrying out of the terms of the Note Documents. Except as otherwise specifically provided herein, Lender shall have the right to agree to amendments, modifications, waivers or releases of Borrowers and with respect to any provision of the Note Documents or any rights of Lender in and to any Collateral or to consent to any action or failure to act by Borrowers. Lender shall not have any liability to Participant with respect to any action taken or omitted by Lender, its employees or agents, in connection with the Note Documents or for any error in judgment, except for its own gross negligence or wilful misconduct. Lender does not assume, and shall not have, any responsibility or liability, express or implied, for the enforceability or collectability of the Note Documents, the Collateral or the condition of Borrowers, financial or otherwise, or the Collateral, or for the accuracy of any credit or other information furnished by or on behalf of Borrowers, unless Lender has acted with gross negligence or wilful misconduct.

         4.3 Lender shall not have any obligation to notify Participant of the occurrence of an Event of Default or any other event or condition concerning Borrowers or the assets, properties, condition (financial or otherwise), business or prospects of Borrowers. The Events of Default and rights and remedies of Lender against Borrowers and/or the Collateral upon an Event of Default, as expressed in the Note Documents, remain independent from the provisions of this Agreement and shall not be conditioned on, prejudiced or affected by the exercise or non-exercise by Lender of its other rights or remedies, all of which are cumulative and non-exclusive. Borrowers shall not have any rights or remedies under or relating to this Agreement.

         4.4 Lender may, in its discretion, from time to time, sell other Participations in the Obligations, Collateral and Collections to Participant or to other parties, and repurchase any such junior or senior participations as Lender may determine, in its discretion, and in the exercise of its business judgment, and without notice or obligation to Participant.

         4.5 The Obligations, the Collateral and the Collections thereon shall be held by Lender in Lender's own name, but, to the extent of Participant's interest therein pursuant to the Participation, as agent for Participant and subject to Participant's rights with respect thereto as herein set forth. Lender does not assume, has made no warranties and shall not have any liability to Participant for the repayment of any Participation or any interest pursuant thereto. On the tenth (10th) day following each Interest Payment Date, the interest due in respect of the Participation during the quarterly period preceding such Interest Payment Date shall be paid to Participant to the extent that (i) Lender receives and retains payment in full of interest under the Convertible Note Agreement at the rates provided for therein and (ii) no Event of Default exists or is continuing. With regard to any PIK Note issued pursuant to the Convertible Note Agreement for interest accrued on the Term C Note, Participant shall be entitled to a pro rata participation in such PIK Note based on Participant's portion of the Term C Note. Participant shall not share in and Lender shall retain as its sole property and for its exclusive benefit all commissions and fees and administrative, handling and service charges with respect to the Obligations and the Collat eral, exclusive of interest charges specifically payable to Participant pursuant to this Section.

         4.6 Participant may convert the Participation into Common Stock in accordance with the terms of the Convertible Note Agreement, PROVIDED, that any partial conversion of the Participation must be in increments of $50,000. In order to effect such conversion, Participant shall deliver notice to Lender of its desire to convert the Participation. Upon receipt of such notice, Lender shall, within two (2) business days, deliver to Borrowers a notice of conversion as provided under the Convertible Note Agreement, and shall direct Parent to issue in the name of Participant a certificate representing the number of shares of Common Stock issuable upon such conversion.

5. CREDIT DECISION; INDEPENDENT INVESTIGATION

         5.1 Lender makes no representation or warranty (express or implied) and shall have no responsibility, as to the validity, value, enforceability or collectability of any of the Participation or the Obligations, the Collateral or the Note Documents, or as to the title to, validity, priority, value, perfection or sufficiency of the Collateral, or any other guarantees or collateral of any kind, or as to the financial condition of Borrowers or any account debtors. Participant has conducted its own independent investigation as to the business and financial condition of Borrowers, and is thoroughly familiar with, and has complete and current information concerning the financial condition and creditworthiness of Borrowers and the Collateral. Participant has, independently and without reliance upon Lender and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Participant has not in any way relied on Lender or any of its employees in purchasing the Participation. Without limiting the foregoing, Participant acknowledges and agrees that Lender makes no representation or warranty (express or implied) and shall have no responsibility as to the priority of Participant's interest in the Collateral or any other guarantees or collateral of any kind vis-a-vis any creditors of Borrowers or other third parties. Participant agrees that it will, independently and without reliance upon Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis and decisions with respect to the participation sold and transferred to it pursuant to this Agreement. Participant has the means to, and shall in the future remain, fully informed as to the financial condition and other affairs of Borrowers and Lender shall have any obligations or duty to disclose any such information to Participant.

         5.2 Participant acknowledges that it has received and reviewed or had the opportunity to receive and review copies of all of the Note Documents and Participant acknowledges that, prior to the date hereof, Participant has received all documents or financial data that Participant has requested from Borrowers or Lender.

6. REPRESENTATIONS AND WARRANTIES

         6.1 Participant hereby represents and warrants to Lender the following (which shall survive the execution and delivery of this Agreement):

                (a) The execution, delivery and performance by Participant of this Agreement, and the transactions contemplated hereunder and thereunder are not in contravention of law or any indenture, agreement or undertaking to which Participant is a party or by which Participant or its property are bound.

                (b) Participant is the exclusive legal and beneficial owner of the Participation.

                (c) The Participation is not subject to any lien, security interest, financing statements, subordination, assignment or other claim.

                (d) The Participant is acquiring the Participation, and the Warrants for investment and not with a view towards resale, transfer or distribution in violation of applicable securities laws. Participant is aware that none of the Participation, the shares of Common Stock or the Warrants are registered under the Securities Act of 1933 or under any other similar state law or act and that the Participation may not be sold, assigned, transferred or otherwise disposed of, and that the Common Stock and Warrants may only be sold, assigned, transferred or otherwise disposed of in compliance with, or pursuant to an exemption from, the registration requirements of the Securities Act of 1933.

                (e) This Agreement constitutes the legal, valid and binding obligations of Participant, enforceable in accordance with its terms.

         6.2 Lender hereby represents and warrants to Participant the following (which shall survive the execution and delivery of this Agreement):

                (a) Lender is duly organized and in good standing under the laws of its state of organization.

                (b) The execution, delivery and performance by Lender of this Agreement, and the transactions contemplated hereunder and thereunder are all within Lender's powers, have been duly authorized and are not in contravention of law or the terms of Lender's organizational documentation or any indenture, agreement or undertaking to Lender is a party or by which Lender or its property are bound.

                (c) This Agreement constitutes the legal, valid and binding obligations of Lender, enforceable in accordance with its terms.

7. MISCELLANEOUS

         7.1 AMENDMENTS AND WAIVERS. No amendment, modification, termination or waiver of any provision of this Agreement or any of the Notes, or any consent to any departure by any Borrower therefrom, shall in any event be effective unless the same shall be in writing and signed by the Lender and Borrowers.

         7.2 SUCCESSORS AND ASSIGNS. This Agreement and the other Note Documents shall be binding on and shall inure to the benefit of each Borrower, the Lender and their respective successors and assigns (including, in the case of any Borrower, a debtor-in-possession on behalf of such Borrower), except as otherwise provided herein or therein. No Borrower may assign, transfer, hypothecate or otherwise convey its rights, benefits, obligations or duties hereunder or under any of the other Note Documents without the prior express written consent of the Lender. Any such purported assignment, transfer, hypothecation or other conveyance by any Borrower without the prior express written consent of the Lender shall be void. The terms and provisions of this Agreement are for the purpose of defining the relative rights and obligations of each Borrower and the Lenders with respect to the transactions contemplated hereby and no Person shall be a third party beneficiary of any of the terms and provisions of this Agreement or any of the other Note Documents.

         7.3 INSOLVENCY. This Agreement shall be applicable both before and after the commencement of any Insolvency Proceeding involving Borrowers and all references herein to Borrowers shall be deemed to apply to a trustee for Borrowers and Borrowers as debtor-in-possession. The relative rights of Lender and Participant to repayment of the Obligations and in or to any distributions from or in respect of Borrowers or any Collateral or proceeds of Collateral, shall continue after the filing thereof on the same basis as prior to the date of the commencement of any Insolvency Proceeding.

         7.4 NOTICES. Except as otherwise provided herein, whenever it is provided herein that any notice, demand, request, consent, approval, declaration or other communication shall or may be given to or served upon any of the parties by any other parties, or whenever any of the parties desires to give or serve upon any other parties any communication with respect to this Agreement, each such notice, demand, request, consent, approval, declaration or other communication shall be in writing and shall be deemed to have been validly served, given or delivered (a) upon the earlier of actual receipt and three (3) Business Days after deposit in the United States Mail, registered or certified mail, return receipt requested, with proper postage prepaid, (b) upon transmission, when sent by telecopy or other similar facsimile transmission (with such telecopy or facsimile promptly confirmed by delivery of a copy by personal delivery or United States Mail as otherwise provided in this Section 12.10), (c) one (1) Business Day after deposit with a reputable overnight courier with all charges prepaid or (d) when delivered, if hand-delivered by messenger, all of which shall be addressed to the party to be notified and sent to the address or facsimile number indicated below or to such other address (or facsimile number) as may be substituted by notice given as herein provided. The giving of any notice required hereunder may be waived in writing by the party entitled to receive such notice.

         Any notices required under this Agreement shall be delivered if to the Lender:

                           Sunrise Capital Partners, L.P.
                           685 Third Avenue, 15th Floor
                           New York, NY 10017
                           Attention: Joseph Julian
                           Fax: (212) 582-3016

                           with a copy to:

                           Skadden, Arps, Slate, Meagher & Flom LLP
                           4 Times Square
                           New York, New York 10036
                           Attention: Eileen T. Nugent
                           Fax: (212) 735-2000

                           if to Participant:

                           Gerald R. Allard
                           92 Riverview Park
                           Bedford, NH 03102

                           with a copy to:

                           Nixon Peabody LLP
                           889 Elm Street
                           Manchester, NH 03101
                           Attention: Daniel W. Sklar
                           Fax: (603) 628-4040

         7.5 TERMINATION. This Agreement shall continue in full force and effect until the earlier of: (a) the date on which (i) Lender has received final payment in full of all of the Obligations (including principal, interest, fees, costs and expenses related thereto) and (ii) Participant has received final payment in full for its Participation (if any), (b) the date on which Participant shall have converted in full its Participation into Common Stock pursuant to the terms of the Convertible Note Agreement and in accordance with the procedure set forth in Section 4.6 hereof, or (c) the date on which Participant shall have received final payment in full for its Participation in connection with any repurchase thereof by Lender hereunder as provided in
Section 7.6 of this Agreement (the earlier of such dates being referred to herein as the "Expiration Date"). Notwithstanding the Expiration Date, the provisions of Section 7.7 of this Agreement shall remain in full force and effect.

         7.6 RIGHT TO TERMINATE PARTICIPATION.


            (a) Lender shall have the right, but not the obligation, at any time on or after the occurrence of a Termination Event (as defined below), and upon the exercise of such right by Lender, Participant shall have the obligation to sell, assign and transfer to Lender, the Participation. Lender shall provide the Participant with three (3) Business Days' prior written notice of its intent to exercise its rights under this Section, specifying in such notice the date on which such purchase and sale is to take place (the "Transfer Date"). On the Transfer Date, Lender shall pay to Participant an amount equal to the outstanding principal balance of the Participation (together with any accrued interest payable in respect thereof hereunder) as of the close of business on the date immediately prior to the effective date of the purchase.

            (b) If (i) Participant shall cease operations or be the subject of any bankruptcy or insolvency proceeding, whether voluntary or involuntary, or a trustee or receiver shall be appointed with respect to the Participant or a substantial portion of its assets or operations, (ii) Participant shall default in the performance or observation of any of its obligations hereunder and such default shall not be cured within three (3) Business Days after the occurrence thereof or (iii) Participant shall make a misrepresentation herein, it shall constitute a "Termination Event". The failure of Participant to perform or observe any of its obligations hereunder or any misrepresentation by Participant shall not terminate this Agreement, unless and until Lender shall exercise its rights under this Section 7.6.

         7.7 PAYMENT RETURNS. If any payment received by Lender from Borrowers and distributed or credited in whole or in part to Participant is later rescinded or is otherwise returned by Lender for whatever reason (including, without limitation, settlement of an alleged claim or the voiding of such payment as a preference), Participant, upon demand by Lender, shall immediately pay to Lender the amount received by Participant in respect of the amounts so returned. This covenant shall survive the termination of this Agreement

         7.8 CONFIDENTIALITY. Participant agrees that the information furnished to it by Lender hereunder or otherwise in connection with the financing arrangements of Lender with Borrowers may not have been made public, and Participant agrees that it shall keep all such information confidential and will make no disclosures of such information to other persons who have not been furnished such information until such time, if any, at which such information shall have become public (other than as a result of actions taken by Participant in violation of this Agreement), EXCEPT in connection with the obligations of Participant under law or pursuant to subpoenas or other legal process to make information available to government agencies, examiners or other public officials or to employees, agents, accountants, attorneys or other professionals retained by Participant provided that the Participant advises such professionals that such information is confidential and to keep such information confidential as provided herein.

         7.9 COUNTERPARTS. This Agreement may be executed in any number of separate counterparts, each of which shall collectively and separately constitute one agreement.

         7.10 GOVERNING LAW.

         THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND PER FORMED IN THAT STATE. THE PARTICIPANT HEREBY CONSENTS AND AGREES THAT THE STATE OR FEDERAL COURTS LOCATED IN THE BOROUGH OF MANHATTAN IN THE CITY OF NEW YORK SHALL HAVE EXCLUSIVE JURISDICTION TO HEAR AND DETERMINE ANY CLAIMS OR DISPUTES BETWEEN THE LENDER AND THE PARTICIPANT PERTAINING TO THIS AGREEMENT OR ANY OF THE OTHER NOTE DOCUMENTS OR TO ANY MATTER ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE OTHER NOTE DOCUMENTS. THE PARTICIPANT EXPRESSLY SUBMITS AND CONSENTS IN ADVANCE TO SUCH JURISDICTION IN ANY ACTION OR SUIT COMMENCED IN ANY SUCH COURT, AND THE PARTICIPANT HEREBY WAIVES ANY OBJECTION WHICH IT MAY HAVE BASED UPON LACK OF PERSONAL JURISDICTION, IMPROPER VENUE OR FORUM NON CONVENIENS.

         7.11 WAIVER OF JURY TRIAL.


         THE PARTIES HERETO WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, OR PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE, WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE, AMONG THE LENDER AND THE PARTICIPANT ARISING OUT OF, CONNECTED WITH, RELATED TO, OR INCIDENTAL TO THE RELATIONSHIP ESTABLISHED AMONG THEM IN CONNECTION WITH, THIS AGREEMENT OR ANY OF THE OTHER NOTE DOCUMENTS OR THE TRANSACTIONS RELATED THERETO.

         7.12 COMPLETE AGREEMENT; MODIFICATION OF AGREEMENT. This Agreement constitutes the complete agreement between the parties with respect to the subject matter thereof and may not be modified, altered or amended except by in writing signed by both parties hereto.

         7.13 NO THIRD PARTIES BENEFITTED. Except as expressly provided in
Section 7.2, this Agreement is solely for the benefit of Lender and Participant and their respective successors, participants and assigns, and no other person shall have any right, benefit, priority or interest under, or because of the existence of, this Agreement.

         IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the day and year first above written.

                                    SUNRISE CAPITAL PARTNERS, L.P.

                                   By:      Sunrise Advisors, LLC,
                                            its General Partner

                                   By:      /s/Joseph A. Julian
                                            ------------------------------------
                                            Name:  Joseph A. Julian
                                            Title: Principal


                                   /s/Gerald R. Allard
                                   --------------------------------
                                   GERALD R. ALLARD

                            PARTICIPATION CERTIFICATE

                         SUNRISE CAPITAL PARTNERS, L.P.


                                                              January 29, 2001

Gerald R. Allard
92 Riverview Park
Bedford, NH 03110

                         NOTE PARTICIPATION CONFIRMATION

Dear Mr. Allard:

         We hereby confirm a Note participation to you as follows:

Borrower:                      NEXIQ Technologies, Inc. and its Subsidiaries

Identification of Note:        Term C Note made pursuant to the
                               Convertible Note Agreement, dated July 31, 2000

Date of Disbursement:          January 29, 2001

Outstanding Principal
Amount of  Note:               $5,000,000

Principal Amount of
Participation:                 $42,500.00

Percentage of Participation:   0.85%

Interest Rate Payable on
Participation:                 10.75%

Effective Date:                January 29, 2001

         YOUR PARTICIPATION WILL BE GOVERNED BY THE TERMS OF THE PARTICIPATION AGREEMENT, DATED JANUARY 29, 2001, BETWEEN YOU AND THE UNDERSIGNED.



                                             Very truly yours,

                                             SUNRISE CAPITAL PARTNERS, L.P.

                                             By:      Sunrise Advisors, LLC,
                                                      its General Partner

                                             By:/s/Joseph A. Julian
                                                ------------------------------
                                                Name:   Joseph A. Julian
                                                Title:  Principal

                                     WARRANT

THIS WARRANT AND THE UNDERLYING SHARES OF COMMON STOCK ISSUABLE UPON ITS EXERCISE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT COMPLIANCE WITH THE REGISTRATION OR QUALIFICATION PROVISIONS OF APPLICABLE FEDERAL AND STATE SECURITIES LAWS OR APPLICABLE EXEMPTIONS THEREFROM.

THE SECURITIES REPRESENTED BY THIS WARRANT ARE SUBJECT TO A REGISTRATION RIGHTS AGREEMENT DATED AS OF AUGUST 9, 2000 (THE "REGISTRATION AGREEMENT"). COPIES OF THE REGISTRATION AGREEMENT ARE ON FILE AT THE OFFICE OF THE SECRETARY OF THE COMPANY.

                            NEXIQ TECHNOLOGIES, INC.

                          COMMON STOCK PURCHASE WARRANT

January 29, 2001

    NEXIQ TECHNOLOGIES, INC. f/k/a WPI GROUP, INC., a New Hampshire corporation (the "Company"), hereby certifies that, for value received, Gerald R. Allard, or his assigns, is entitled, subject to the terms set forth below, to purchase from the Company at any time or from time to time after the date hereof (subject to acceleration as hereinafter provided, the "Initial Exerciseability Date") and before 5:00 p.m., Manchester, New Hampshire time, on January 29, 2006 (the "Expiration Date"), 4,857 fully paid and nonassessable shares of Common Stock, par value $0.01 per share, of the Company, at a purchase price per share of $1.75 (such purchase price per share as adjusted from time to time as herein provided is referred to herein as the "Purchase Price"). The number and character of such shares of Common Stock and the Purchase Price are subject to adjustment as provided herein.

    This Warrant is one of the Common Stock Purchase Warrants issued by the Company in connection with that Convertible Note Agreement, dated as of July 31, 2000, between the Company and its subsidiaries, as borrowers, and Sunrise Capital Partners, L.P., as Lender, and the shares of Common Stock issuable upon exercise of the Warrant are subject to that certain Registration Rights Agreement, dated as of the date hereof, by and among the Company, Sunrise Capital Partners, L.P., and each of The John R. Allard

Revocable Trust of 1993, Kim A. Socha, The Michael E. Allard Revocable Trust of 1994, Gerald R. Allard, Lisa Dibrigida, The David and Angella Nazarian Family Trust, The Samy Nazarian Trust, Younes Nazarian and Richard Beyer (the "Registration Rights Agreement"), a copy of which agreement is on file at the principal office of the Company. The holder of this Warrant shall be entitled to all of the benefits and bound by all of the applicable obligations of the Registration Rights Agreement, as provided therein.

    As used herein the following terms, unless the context otherwise requires, have the following respective meanings:

         a. The term "Company" shall include NEXIQ Technologies, Inc. (formerly known as WPI Group, Inc.), and any corporation which shall succeed to, or assume the obligations of, the Company hereunder.

         a. The term "Common Stock" includes (i) the Company's Common Stock, par value $0.01 per share, as authorized on the date of the Agreement, (ii) any other capital stock of any class or classes (however designated) of the Company, authorized on or after such date, the holders of which shall have the right, without limitation as to amount per share, either to all or to a share of the balance of current dividends and liquidating distributions after the payment of dividends and distributions on any shares entitled to preference in the payment thereof, and the holders of which shall ordinarily, in the absence of contingencies, be entitled to vote for the election of a majority of directors of the Company (even though the right to so vote may have been suspended by the happening of such a contingency) and (iii) any other securities into which or for which any of the securities described in (i) or (ii) above may be converted or exchanged pursuant to a plan of recapitalization, reorganization, merger, sale of assets or otherwise.

         a. The term "Other Securities" refers to any stock (other than Common Stock) and other securities of the Company or any other person (corporate or otherwise) which the holders of the Warrants at any time shall be entitled to receive, or shall have received, on the exercise of the Warrants, in lieu of or in addition to Common Stock, or which at any time shall be issuable or shall have been issued in exchange for or in replacement of Common Stock or Other Securities pursuant to Section 5 or otherwise.

         a. The term "Warrant" means this Common Stock Purchase Warrant.

            1. EXERCISE OF WARRANT.

           1.1 FULL EXERCISE. This Warrant may be exercised at any time before its expiration in full by the holder hereof by surrender of this Warrant, with the form of subscription at the end hereof duly executed by such holder, to the Company at its principal office, accompanied by payment, in cash or by certified or official bank check payable to the order of the Company, in the amount obtained by multiplying (x) the number of shares of Common Stock for which this Warrant is then exercisable by (y) the Purchase Price then in effect.

           1.2 PARTIAL EXERCISE. This Warrant may be exercised at any time before its expiration in part (in lots of 100 shares or, if this Warrant is then exercisable for a lesser amount, in such lesser amount) by surrender of this Warrant and payment of the Purchase Price then in effect in the manner and at the place provided in subsection 1.1, except that the amount payable by the holder on such partial exercise shall be the amount obtained by multiplying (x) the number of shares of Common Stock designated by the holder in the subscription at the end hereof by (y) the Purchase Price then in effect. On any such partial exercise the Company at its expense will forthwith issue and deliver to or upon the order of the holder hereof a new Warrant or Warrants of like tenor, in the name of the holder hereof or as such holder (upon payment by such holder of any applicable transfer taxes) may request, calling in the aggregate on the face or faces thereof for the number of shares of Common Stock for which such Warrant or Warrants may still be exercised.

           1.3 COMPANY ACKNOWLEDGMENT. The Company will, at the time of the exercise of this Warrant, upon the request of the holder hereof acknowledge in writing its continuing obligation to afford to such holder any rights to which such holder shall continue to be entitled after such exercise in accordance with the provisions of this Warrant. If the holder shall fail to make any such request, such failure shall not affect the continuing obligation of the Company to afford to such holder any such rights.

           1.4 TRUSTEE FOR WARRANT HOLDERS. In the event that a bank or trust company shall have been appointed as trustee for the holders of the Warrants pursuant to subsection 4.2, such bank or trust company shall have all the powers and duties of a warrant agent appointed pursuant to Section 13 and shall accept, in its own name for the account of the Company or such successor person as may be entitled thereto, all amounts otherwise payable to the Company or such successor, as the case may be, on exercise of this Warrant pursuant to this
Section 1.

           1.5 NET ISSUE ELECTION/CASHLESS EXERCISE. The holder may elect to receive, without the payment by the holder of any additional consideration, shares equal to the value of this Warrant or any portion hereof by the surrender of this Warrant or such portion to the Company, with the net issue election notice annexed hereto duly executed, at the office of the Company. Thereupon, the Company shall issue to the holder such number of fully paid and nonassessable shares of Common Stock as is computed using the following formula:

    X = Y(A-B)
        ------
           A

where

    X = the number of shares to be issued to the holder pursuant to this Section
        1.5.

    Y = the number of shares covered by this Warrant in respect of which the net issue election is made pursuant to this Section 1.5.

    A = the fair market value of one share of Common Stock, as determined in accordance with the provisions of this Section 1.5.

    B = the Purchase Price in effect under this Warrant at the time the net issue election is made pursuant to this Section 1.5.

For purposes of this Section 1.5, the "fair market value" per share of the Company's Common Stock shall mean:

             (a) If the Common Stock is traded on a national securities exchange or admitted to unlisted trading privileges on such an exchange, or is listed on the National Market (the "National Market") of the National Association of Securities Dealers Automated Quotations System (the "NASDAQ"), the fair market value shall be the last reported sale price of the Common Stock on such exchange or on the National Market on the last business day before the effective date of exercise of the net issue election or if no such sale is made on such day, the mean of the closing bid and ask prices for such day on such exchange or on the National Market;

             (b) If the Common Stock is not so listed or admitted to unlisted trading privileges, the fair market value shall be the mean of the last bid and asked prices reported on the last business day before the date of the election
(1) by the NASDAQ or (2) if reports are unavailable under clause (a) above by the National Quotation Bureau Incorporated; and

             (c) If the Common Stock is not so listed or admitted to unlisted trading privileges and bid and ask prices are not reported, the fair market value shall be the price per share which the Company could obtain from a willing buyer for shares sold by the Company from authorized but unissued shares, as such price shall be determined by mutual agreement of the Company and the holder of this Warrant. If the holder of this Warrant and the Company are unable to agree on such fair market value, the holder of this Warrant shall select a pool of three independent and nationally- recognized investment banking firms from which the Company shall select one such firm to appraise the fair market value of the Warrant and to perform the computations involved. The determination of such investment banking firm shall be binding upon the Company, the holder of this Warrant and any other holder of Warrants or Warrant Shares in connection with any transaction occurring at the time of such determination. All expenses of such investment banking firm shall be borne by the Company. In all cases, the determination of fair market value shall be made without consideration of the lack of a liquid public market for the Common Stock and without consideration of any "control premium" or any discount for holding less than a majority or controlling interest of the outstanding Common Stock.

           2. DELIVERY OF STOCK CERTIFICATES, ETC. ON EXERCISE. As soon as practicable after the exercise of this Warrant in full or in part, and in any event within ten (10) days thereafter, the Company at its expense (including the payment by it of any applicable issue taxes) will cause to be issued in the name of and delivered to the holder hereof, or as such holder (upon payment by such holder of any applicable transfer taxes) may direct,

           (a) a certificate or certificates for the number of fully paid and nonassessable shares of Common Stock (or Other Securities) to which such holder shall be entitled on such exercise, plus, in lieu of any fractional share to which such holder would otherwise be entitled, cash equal to such fraction multiplied by the then current market value of one full share, together with any other stock or other securities and property (including cash, where applicable) to which such holder is entitled upon such exercise pursuant to Section 1 or otherwise, and

           (b) in case such exercise is in part only, a new Warrant or Warrants of like tenor, as provided in Section 1.2.

           3. ADJUSTMENT FOR DIVIDENDS IN OTHER STOCK, PROPERTY, ETC.; RECLASSIFICATION, ETC. In case at any time or from time to time, the holders of Common Stock (or Other Securities) in their capacity as such shall have received, or (on or after the record date fixed for the determination of shareholders eligible to receive) shall have become entitled to receive, without payment therefor,

           (a) other or additional stock or other securities or property (other than cash) by way of dividend, or

           (b) any cash (excluding cash dividends payable solely out of earnings or earned surplus of the Company), or

           (c) other or additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, recapitalization, combination of shares or similar corporate rearrangement, other than additional shares of Common Stock (or Other Securities) issued as a stock dividend or in a stock-split (adjustments in respect of which are provided for in Section 5), then, and in each such case, the holder of this Warrant, on the exercise hereof as provided in Section 1, shall be entitled to receive the amount of stock and other securities and property (including cash in the cases referred to in subdivisions (b) and (c) of this Section 3) which such holder would hold on the date of such exercise if on the date hereof he had been the holder of record of the number of shares of Common Stock called for on the face of this Warrant and had thereafter, during the period from the date hereof to and including the date of such exercise, retained such shares and all such other or additional stock and other securities and property (including cash in the cases referred to in subdivisions (b) and (c) of this Section 3) receivable by him as aforesaid during such period, giving effect to all adjustments called for during such period by Sections 4 and 5.

           4. ADJUSTMENT FOR REORGANIZATION, CONSOLIDATION, MERGER, ETC.

           4.1 REORGANIZATION, CONSOLIDATION, MERGER, ETC. In case at any time or from time to time, the Company shall (a) effect a capital reorganization or reclassification of its capital stock, (b) consolidate with or merge into any other person, or (c) transfer all or substantially all of its properties or assets to any other corporation or other business entity under any plan or arrangement contemplating the dissolution of the Company, then, in each such case, the holder of this Warrant, on the exercise hereof as provided in Section 1 at any time after the consummation of such reorganization, consolidation or merger or the effective date of such dissolution, as the case may be, shall receive, in lieu of the Common Stock (or Other Securities) issuable on such exercise prior to such consummation or such effective date, the stock and other securities and property (including cash) to which such holder would have been entitled upon such consummation or in connection with such dissolution, as the case may be, if such holder had so exercised this Warrant, immediately prior thereto, all subject to further adjustment thereafter as provided in Sections 3 and 5. The Company will not effect any such consolidation, merger or sale unless, prior to the consummation thereof, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument mailed or delivered to the holder of this Warrant at the last address of such holder appearing on the books of the

Company (a) the obligation to delivery to such holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such holder may be entitled to purchase and (b) the obligations of the Company under the Registration Rights Agreement.

           4.2 DISSOLUTION. In the event of any dissolution of the Company following the transfer of all or substantially all of its properties or assets, the Company, prior to such dissolution, shall at its expense deliver or cause to be delivered the stock and other securities and property (including cash, where applicable) receivable by the holders of the Warrants after the effective date of such dissolution pursuant to this Section 4 to a bank or trust company having its principal office in Manchester, New Hampshire or New York, New York, as trustee for the holder or holders of the Warrants.

           4.3 CONTINUATION OF TERMS. Upon any reorganization, consolidation, merger or transfer (and any dissolution following any transfer) referred to in this Section 4, this Warrant shall continue in full force and effect, subject to expiration in accordance with Section 18 hereof, and the terms hereof shall be applicable to the shares of stock and other securities and property receivable on the exercise of this Warrant after the consummation of such reorganization, consolidation or merger or the effective date of dissolution following any such transfer, as the case may be, and shall be binding upon the issuer of any such stock or other securities, including, in the case of any such transfer, the person acquiring all or substantially all of the properties or assets of the Company, whether or not such person shall have expressly assumed the terms of this Warrant as provided in Section 6.

           5. ANTI-DILUTION ADJUSTMENTS.

           5.1 GENERAL. The Purchase Price shall be subject to adjustment from time to time as hereinafter provided. Upon each adjustment of the Purchase Price, the holder of this Warrant shall hereafter be entitled to purchase, at the Purchase Price resulting from such adjustment, the number of shares obtained by multiplying the Purchase Price in effect immediately prior to such adjustment by the number of shares purchasable pursuant hereto immediately prior to such adjustment and dividing the product thereof by the Purchase Price resulting from such adjustment.

           5.2 ISSUANCE OF COMMON STOCK. If and whenever after the date hereof the Company shall issue or sell any shares of its Common Stock (except (i) upon exercise of one or more of the Warrants, (ii) upon conversion of any of the Notes issued pursuant to the Convertible Note Agreement; or (iii) shares of Common Stock issued to employees, officers, directors of the Company upon the exercise of options granted under the Company's Employee Stock Option/Purchase Plans (hereinafter defined) not to exceed in the aggregate 3,600,000 shares of Common Stock) without consideration or for a consideration per share less than the greater of the fair market value of the Common Stock and Purchase Price in effect immediately prior to the time of such issue or sale, or shall be deemed under the provisions of this Section 5 to have effected any such issuance or sale, then, concurrently with such issue or sale, the Purchase Price shall be reduced to the price (calculated to the nearest $0.0001) obtained by multiplying the Purchase Price in effect immediately prior to the time of such issue or sale by a fraction

                (a) the numerator of which shall be the sum of (i) the number of shares of Common Stock outstanding immediately prior to such issue or sale multiplied by the Purchase Price immediately prior to such issue or sale plus (ii) the consideration received by the Company upon such issue or sale, and

                (b) the denominator of which shall be the product of (i) the total number of shares of Common Stock outstanding immediately after such issue or sale, multiplied by (ii) the Purchase Price immediately prior to such issue or sale.

As used herein, "Employee Stock Option/Purchase Plans" consist of the Company's 1997 Equity Incentive Plan, 1995 Stock Option Plan, Employee Stock Purchase Plan, Employee Bonus Award Plan, and non qualified options granted to certain Directors of the Company.

           Notwithstanding the foregoing, no adjustment of the Purchase Price shall be made in an amount less than $0.0001 per share, but any such lesser adjustment shall be carried forward and shall be made at the time of and together with the next subsequent adjustment which together with any adjustments so carried forward shall amount to $0.0001 per share or more.

           5.3 OPTION GRANTS. In the event that at any time, other than the issuance of options pursuant to the Company's Employee Stock Option Plan, the Company shall in any manner grant (directly, by assumption in a merger or otherwise) any rights to subscribe for or to purchase, or any options for the purchase of, Common Stock or any stock or securities convertible into or exchangeable for Common Stock (such rights or options being herein called "Options" and such convertible or exchangeable stock or securities being herein called "Convertible Securities"), whether or not such Options or the right to convert or exchange any such Convertible Securities are immediately exercisable, and the price per share for which Common Stock is issuable upon the exercise of such Options or upon conversion or exchange of such Convertible Securities (determined by dividing (i) the total amount, if any, received or receivable by the Company as consideration for the granting of such Options, plus the minimum aggregate amount of additional consideration payable to the Company upon the exercise of all such Options, plus, in the case of any such Options which relate to Convertible Securities, the minimum aggregate amount of additional consideration, if any, payable upon the issue or sale of such Convertible Securities and upon the conversion or exchange thereof, by (ii) the total number of shares of Common Stock issuable upon the exercise of such Options or upon the conversion or exchange of all such Convertible Securities issuable upon the exercise of such Options) shall be less than the greater of (x) the fair market value of the shares of Common Stock at the time of such issuance and (y) the Purchase Price in effect immediately prior to the time of the granting of such Options, then the total number of shares of Common Stock issuable upon the exercise of such Options or upon conversion or exchange of the total amount of such Convertible Securities issuable upon the exercise of such Options shall (as of the date of granting such Options) be deemed to be outstanding and to have been issued for such price per share. Except as otherwise provided in subsection 5.5, no further adjustment of the Purchase Price shall be made upon the actual issue of such Common Stock or of such Convertible Securities upon exercise of such Options or upon the actual issue of such Common Stock upon conversion or exchange of such Convertible Securities.

           5.4 CONVERTIBLE SECURITY GRANTS. In the event that the Company shall in any manner issue (directly, by assumption in a merger or otherwise) or sell any Convertible Securities (other than pursuant to the exercise of Options to purchase such Convertible Securities covered by subsection 5.3), whether or not the rights to exchange or convert thereunder are immediately exercisable, and the price per share for which Common Stock is issuable upon such conversion or exchange (determined by dividing (i) the total amount received or receivable by the Company as consideration for the issue or sale of such Convertible Securities, plus the minimum aggregate amount of additional consideration, if any, payable to the Company upon the conversion or exchange thereof, by (ii) the total maximum number of shares of Common Stock issuable upon the conversion or exchange of all such Convertible Securities) shall be less that the greater of
(x) the fair market value of the shares of Common Stock at the time of such issuance and (y) the Purchase Price in effect immediately prior to the time of such issue or sale, then the total maximum number of shares of Common Stock issuable upon conversion or exchange of all such Convertible Securities shall (as of the date of the issue or sale of such Convertible Securities) be deemed to be outstanding and to have been issued for such price per share. Except as otherwise provided in subsection 5.5, no further adjustment of the Purchase Price shall be made upon the actual issue of such Common Stock upon conversion or exchange of such Convertible Securities.

           5.5 EFFECT OF ALTERATION TO OPTION OR CONVERTIBLE SECURITY TERMS. In connection with any change in, or the expiration or termination of, the purchase rights under any Option or the conversion or exchange rights under any Convertible Securities, the following provisions shall apply:

              (a) If the purchase price provided for in any Option referred to in subsection 5.3, the additional consideration, if any, payable upon the conversion or exchange of any Convertible Securities referred to in subsection 5.3 or 5.4, or the rate at which any Convertible Securities referred to in subsection 5.3 or 5.4 are convertible into or exchangeable for Common Stock shall change at any time (other than under or by reason of provisions designed to protect against dilution), then the Purchase Price in effect at the time of such change shall concurrently be increased or decreased to the Purchase Price which would be in effect immediately after such change if (i) the adjustments which were made upon the issuance of such Options or Convertible Securities had been made upon the basis of (and taking into account the total consideration received for) (A) the issuance at that time of the Common Stock, if any, delivered upon the exercise of any such Options or upon the conversion or exchange of any such Convertible Securities before such change, and (B) the issuance at that time of all such Options or Convertible Securities, with terms and provisions reflecting such change, which are still outstanding after such change, and (ii) the Purchase Price as adjusted pursuant to clause (i) preceding had been used as the basis for the adjustments required hereunder in connection with all other issues or sales of Common Stock, Options or Convertible Securities by the Company subsequent to the issuance of such Options or Convertible Securities.

              (b) On the partial or complete expiration of any Options or termination of any right to convert or exchange Convertible Securities, the Purchase Price then in effect hereunder shall concurrently be increased or decreased to the Purchase Price which would be in effect at the time of such expiration or termination if (i) the adjustments which were made upon the issuance of such Options or Convertible Securities had been made upon the basis of (and taking into account the total consideration received for) (A) the issuance at that time of the Common Stock, if any, delivered upon the exercise of such Options or upon the conversion or exchange of such Convertible Securities before such expiration or termination, and (B) the issuance at that time of only those such Options or Convertible Securities which remain outstanding after such expiration or termination, and (ii) the Purchase Price as adjusted pursuant to clause (i) preceding had been used as the basis for adjustments required hereunder in connection with all other issues or sales of Common Stock, Options or Convertible Securities by the Company subsequent to the issuance of such Options or Convertible Securities.

              (c) If the purchase price provided for in any Option referred to in subsection 5.3 or the rate at which any Convertible Securities referred to in subsection 5.3 or 5.4 are convertible into or exchangeable for Common Stock shall be reduced at any time under or by reason of provisions with respect thereto designed to protect against dilution, and the event causing such reduction is one that did not also require an adjustment in the Purchase Price under other provisions of this Section 5, then in case of the delivery of shares of Common Stock upon the exercise of any such Option or upon conversion or exchange of any such Convertible Securities, the Purchase Price then in effect hereunder shall concurrently be adjusted to such amount as would have obtained if such Option or Convertible Securities had never been issued and if the adjustments made upon the issuance of such Option or Convertible Securities had been made upon the basis of the issuance of (and taking into account the total consideration received for) the shares of Common Stock delivered as aforesaid (provided that the Purchase Price used in such determination shall be the Purchase Price on the date of issue of such shares); provided that no such adjustment shall be made unless the Purchase Price then in effect would be reduced thereby.

              (d) No readjustment provision pursuant to paragraphs (a) or (b) above shall have the effect of increasing the Purchase Price by an amount in excess of the adjustment originally made thereto in respect of the issue, sale or grant of such Options or Convertible Securities.

         5.6 DIVIDENDS OF COMMON STOCK, OPTIONS OR CONVERTIBLE SECURITIES. In the event that the Company shall declare a dividend or make any other distribution upon any stock of the Company payable in Common Stock, Options or Convertible Securities, any Common Stock, Options or Convertible Securities, as the case may be, issuable in payment of such dividend or distribution shall be deemed to have been issued or sold without consideration.

         5.7 DILUTION IN CASE OF OTHER SECURITIES. In case any Other Securities shall be issued or sold by the Company, or shall become subject to issue upon the conversion or exchange of any stock (or Other Securities) of the Company (or any other issuer of Other Securities or any other person referred to in Section
4) or to subscription, purchase or other acquisition pursuant to any rights or options granted by the Company (or such other issuer or person), for a consideration per share such as to dilute the purchase rights evidenced by this Warrant, the computations, adjustments and readjustments provided for in this
Section 5 with respect to the Purchase Price and the number of shares of Common Stock issuable upon exercise of this Warrant shall be made as nearly as possible in the manner so provided and applied to determine the amount of Other Securities from time to time receivable on the exercise of the Warrants, so as to protect the holders of the Warrants against the effect of such dilution.

         5.8 STOCK SPLITS AND REVERSE SPLITS. In the event that the Company shall at any time subdivide its outstanding shares of Common Stock into a greater number of shares, the Purchase Price in effect immediately prior to such subdivision shall be proportionately reduced and the number of Warrant Shares purchasable pursuant to this Warrant immediately prior to such subdivision shall be proportionately increased, and conversely, in the event that the outstanding shares of Common Stock of the Company shall at any time be combined into a smaller number of shares, the Purchase Price in effect immediately prior to such combination shall be proportionately increased and the number of Warrant Shares purchasable upon the exercise of this Warrant immediately prior to such combination shall be proportionately reduced. Except as provided in this subsection 5.8, no adjustment in the Purchase Price and no change in the number of Warrant Shares purchasable shall be made under this Section 5 as a result of or by reason of any such subdivision or combination.

         5.9 OTHER DILUTIVE EVENTS. In case any event shall occur as to which the provisions of this Section 5 are not strictly applicable but the failure to make any adjustment would not fairly protect the purchase rights represented by the Warrants in accordance with the essential intent and principal of this Section, then, in each such case, the Company shall appoint a firm of independent public accountants of recognized national standing (which may be the regular auditors of the Company), which shall give their opinion upon the adjustment, if any, on a basis consistent with the essential intent and principles established in this Section 5, necessary to preserve, without dilution, the purchase rights represented by the Warrants. Upon receipt of such opinion, the Company will promptly mail a copy thereof to the holder of the Warrants and shall make the adjustments to the Warrants described in such opinion.

         5.10 DETERMINATION OF CONSIDERATION RECEIVED. For purposes of this
Section 5, the amount of consideration received by the Company in connection with the issuance or sale of Common Stock, Options or Convertible Securities shall be determined in accordance with the following:

              (a) In the event that shares of Common Stock, Options or Convertible Securities shall be issued or sold for cash, the consideration received therefor shall be deemed to be the amount payable to the Company therefor, without deduction therefrom of any expenses incurred or any underwriting commissions or concessions or discounts paid or allowed by the Company in connection therewith.

             (b) In the event that any shares of Common Stock, Options or Convertible Securities shall be issued or sold for a consideration other than cash, the amount of the consideration other than cash payable to the Company shall be deemed to be the fair value of such consideration as reasonably determined by the Board of Directors of the Company, without deduction of any expenses incurred or any underwriting commissions or concessions or discounts paid or allowed by the Company in connection therewith.

              (c) In the event that any shares of Common Stock, Options or Convertible Securities shall be issued in connection with any merger in which the Company is the surviving corporation, the amount of consideration therefor shall be deemed to be the fair value as reasonably determined by the Board of Directors of the Company of such portion of the assets and business of the non-surviving corporation as such Board shall determine to be attributable to such Common Stock, Options or Convertible Securities, as the case may be.

              (d) In the event that any Common Stock, Options and/or Convertible Securities shall be issued in connection with the issue and sale of other securities or property of the Company, together comprising one integral transaction in which no specific consideration is allocated to such Common Stock, Options or Convertible Securities by the parties thereto, such Common Stock, Options and/or Convertible Securities shall be deemed to have been issued without consideration.

         5.11 RECORD DATE AS DATE OF ISSUE OR SALE. In the event that at any time the Company shall take a record of the holders of its Common Stock for the purpose of entitling them (i) to receive a dividend or other distribution payable in Common Stock, Options or Convertible Securities, or (ii) to subscribe for or purchase Common Stock, Options or Convertible Securities, then such record date shall be deemed to be the date of the issue or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

         5.12 TREASURY STOCK. The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Company, and the disposition of any such shares (other than their cancellation without reissuance) shall be considered an issue or sale of Common Stock for the purposes of this Section 5.

         6. NO DILUTION OR IMPAIRMENT. The Company will not, by amendment of its Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of the Warrants, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holders of the Warrants against dilution or other impairment. Without limiting the generality of the foregoing, the Company (a) will not increase the par value or stated value of any shares of stock receivable on the exercise of the Warrants above the amount payable therefor on such exercise, (b) will take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of stock on the exercise of all Warrants from time to time outstanding, (c) will not issue any capital stock of any class which is preferred as to dividends or as to the distribution of assets upon voluntary or involuntary dissolution, liquidation or winding up, unless the rights of the holders thereof shall be limited to a fixed sum or percentage of par value in respect of participation in dividends and in any such distribution of assets or such stock shall be non voting and not be convertible into shares of Common Stock or other voting stock, and (d) will not transfer all or substantially all of its properties and assets to any other person (corporate or otherwise), or consolidate with or merge into any other person or permit any such person to consolidate with or merge into the Company (if the Company is not the surviving person), unless such other person shall expressly assume in writing and become bound by all the terms of the Warrants.

         7. ACCOUNTANTS' CERTIFICATE AS TO ADJUSTMENTS. In each case of any adjustment or readjustment in the shares of Common Stock (or Other Securities) issuable on the exercise of the Warrants, the Company's chief financial officer will compute, or if requested by the holders of Warrants to purchase over 50% of the shares of Common Stock which may be purchased upon exercise of the Warrants the Company at its expense will promptly cause independent certified public accountants of recognized standing selected by the Company at its expense to compute, such adjustment or readjustment in accordance with the terms of the Warrants and prepare a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (a) the consideration received or receivable by the Company for any additional shares of Common Stock (or Other Securities) issued or sold or deemed to have been issued or sold, (b) the number of shares of Common Stock (or Other Securities) outstanding or deemed to be outstanding, and (c) the Purchase Price and the number of shares of Common Stock to be received upon exercise of this Warrant, in effect immediately prior to such issue or sale and as adjusted and readjusted as provided in this Warrant. The Company will forthwith mail a copy of each such certificate to each holder of a Warrant, and will, on the written request at any time of any holder of a Warrant (such request shall not be made more than once in any Fiscal Quarter), furnish to such holder a like certificate setting forth the Purchase Price at the time in effect and showing how it was calculated.

         8. NOTICES OF RECORD DATE, ETC. In the event of

           (a) any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right or any declaration of a cash dividend on the Common Stock, or

           (b) any capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company or any transfer of all or substantially all the assets of the Company to or consolidation or merger of the Company with or into any other person, or

           (c) any voluntary or involuntary dissolution, liquidation or winding-up of the Company, or

           (d) any proposed issue or grant by the Company of any shares of stock of any class or any other securities, or any right or option to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities (other than the issue of Common Stock on the exercise of the Warrants), then and in each such event the Company will mail or cause to be mailed to each holder of a Warrant a notice specifying (i) the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and stating the amount and character of such dividend, distribution or right, (ii) the date on which any such reorganization, reclassification, recapitalization, transfer, consolidation, merger, dissolution, liquidation or winding-up is to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or Other Securities) shall be entitled to exchange their shares of Common Stock (or Other Securities) for securities or other property deliverable on such reorganization, reclassification, recapitalization, transfer, consolidation, merger, dissolution, liquidation or winding-up, and (iii) the amount and character of any stock or other securities, or rights or options with respect thereto, proposed to be issued or granted, the date of such proposed issue or grant and the persons or class of persons to whom such proposed issue or grant is to be offered or made. Such notice shall be mailed at least twenty (20) days prior to the date specified in such notice on which any such action is to be taken, except with respect to the grant of options under the Company's Employee Stock Option/Purchase Plans in which case such notice shall be given not later than the date of grant.

         9. RESERVATION OF STOCK, ETC. ISSUABLE ON EXERCISE OF WARRANTS. The Company will at all times reserve and keep available, solely for issuance and delivery on the exercise of the Warrants, all shares of Common Stock (or Other Securities) from time to time issuable on the exercise of the Warrants.

         10. REGISTRATION OF COMMON STOCK. If any shares of Common Stock required to be reserved for purposes of exercise of the Warrants require registration with or approval of any governmental authority under any federal or state law (other than the Securities Act) before such shares may be issued upon exercise of the Warrants, the Company will, at its expense and as expeditiously as possible, use its best efforts to cause such shares to be duly registered or approved, as the case may be. The shares of Common Stock issuable upon exercise of this Warrant shall constitute Registrable Securities (as such term is defined in the Registration Rights Agreement). The holder of this Warrant shall be entitled to all the benefits afforded to a holder of any such Registrable Securities under the Registration Rights Agreement and such holder, by acceptance of this Warrant, agrees to be bound by and comply with the terms and conditions of the Registration Rights Agreement applicable to such holder as a holder of such Registrable Securities.

         11. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. This Warrant is issued and delivered by the Company on the basis of the following:

         (a) AUTHORIZATION AND DELIVERY. This Warrant has been duly authorized and executed by the Company and constitutes the valid and binding obligation of the Company enforceable against it in accordance with its terms;

         (b) WARRANT SHARES. The shares of Common Stock to be issued pursuant to this Warrant have been duly authorized and reserved for issuance by the Company and, when issued and paid for in accordance with the terms hereof, will be validly issued, fully paid and nonassessable;

         (c) RIGHTS AND PRIVILEGES. The rights, preferences, privileges and restrictions granted to or imposed upon such shares of Common Stock and the holders thereof are as set forth herein and in the Company's Articles of Incorporation.

         (d) NO INCONSISTENCY. The execution and delivery of this Warrant are not, and the issuance of the shares of Common Stock upon exercise of this Warrant in accordance with the terms hereof will not be, inconsistent with the Company's Articles of Incorporation or by-laws, do not and will not contravene any law, governmental rule or regulation, judgment or order applicable to the Company, and do not and will not contravene any provision of, or constitute a default under, any indenture, mortgage, contract or other instrument of which the Company is a party or by which it is bound or require the consent or approval of, the giving of notice to, the registration with the taking of any action in respect of or by, any federal, state or local government authority or agency or other person.

         12. EXCHANGE OF WARRANTS. On surrender for exchange of any Warrant, properly endorsed, to the Company, the Company at its expense will issue and deliver to or on the order of the holder thereof a new Warrant or Warrants of like tenor, in the name of such holder or as such holder (on payment by such holder of any applicable transfer taxes) may direct, calling in the aggregate on the face or faces thereof for the number of shares of Common Stock called for on the face or faces of the Warrant or Warrants so surrendered.

         13. REPLACEMENT OF WARRANTS. On receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of any Warrant and, in the case of any such loss, theft or destruction of any Warrant, on delivery of an indemnity agreement or security reasonably satisfactory in form and amount to the Company or, in the case of any such mutilation, on surrender and cancellation of such Warrant, the Company at its expense will execute and deliver, in lieu thereof, a new Warrant of like tenor.

         14. WARRANT AGENT. The Company may, by written notice to each holder of a Warrant, appoint an agent having an office in New York, New York for the purpose of issuing Common Stock (or Other Securities) on the exercise of the Warrants pursuant to Section 1, exchanging Warrants pursuant to Section 11, and replacing Warrants pursuant to Section 12, or any of the foregoing, and thereafter any such issuance, exchange or replacement, as the case may be, shall be made at such office by such agent.

         15. REMEDIES. The Company stipulates that the remedies at law of the holder of this Warrant in the event of any default or threatened default by the Company in the performance of or compliance with any of the terms of this Warrant are not and will not be adequate, and that such terms may be specifically enforced by a decree for the specific performance of any agreement contained herein or by an injunction against a violation of any of the terms hereof or otherwise.

         16. NEGOTIABILITY, ETC. This Warrant is issued upon the following terms, to all of which each holder or owner hereof by the taking hereof consents and agrees:

         (a) title to this Warrant may be transferred by endorsement (by the holder hereof executing the form of assignment at the end hereof) and delivery in the same manner as in the case of a negotiable instrument transferable by endorsement and delivery; and

        (b) any person in possession of this Warrant properly endorsed for transfer to such person (including endorsed in blank) is authorized to represent himself as absolute owner hereof and is empowered to transfer absolute title hereto by endorsement and delivery hereof to a bona fide purchaser hereof for value; each prior taker or owner waives and renounces all of his equities or rights in this Warrant in favor of each such bona fide purchaser, and each such bona fide purchaser shall acquire absolute title hereto and to all rights represented hereby. Nothing in this paragraph (b) shall create any liability on the part of the Company beyond any liability or responsibility it has under law.

         17. NOTICES, ETC. All notices and other communications from the Company to the holder of this Warrant shall be mailed by first class registered or certified mail, postage prepaid, at such address as may have been furnished to the Company in writing by such holder or, until any such holder furnishes to the Company an address, then to, and at the address of, the last holder of this Warrant who has so furnished an address to the Company.


         18. AMENDMENTS. This Warrant and any term hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of such change, waiver, discharge or termination is sought

         19. GOVERNING LAW. THIS WARRANT SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS.

         20. THE COMPANY IRREVOCABLY AND UNCONDITIONALLY SUBMITS TO THE JURISDICTION OF ANY COURT OF THE STATE OF NEW YORK OR ANY FEDERAL COURT SITTING IN THE STATE OF NEW YORK FOR PURPOSES OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS WARRANT. THE COMPANY HEREBY WAIVES ANY TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING, DIRECTLY OR INDIRECTLY, ANY MATTER (WHETHER ARISING IN CONTRACT, TORT OR OTHERWISE) AND IN ANY WAY ARISING OUT OF, RELATED TO, OR IN CONNECTION WITH THIS WARRANT AND THE RELATIONSHIP ESTABLISHED HEREUNDER.

         21. MISCELLANEOUS. The headings in this Warrant are for purposes of reference only, and shall not limit or otherwise affect any of the terms hereof. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

         22. EXPIRATION. The right to exercise this Warrant shall expire at 5:00 p.m., New York time, on January 29, 2006. Notwithstanding the foregoing, this Warrant shall automatically be deemed to be exercised in full pursuant to the provisions of Section 1.5 hereof, without any further action on behalf of the holder, immediately prior to the time this Warrant would otherwise expire pursuant to the preceding sentence.

                            [SIGNATURE PAGE FOLLOWS]

         IN WITNESS WHEREOF, the Company has executed this Warrant under seal as of the date first written above.

                                  NEXIQ TECHNOLOGIES, INC.

                                  By:/s/John W. Powers
                                     ------------------------------------
                                     Name:  John W. Powers
                                     Title: Vice President, CFO

                              FORM OF SUBSCRIPTION
                   (To be signed only on exercise of Warrant)

     NEXIQ TECHNOLOGIES, INC.

         The undersigned, the holder of the within Warrant, hereby irrevocably elects to exercise this Warrant for, and to purchase thereunder, ________ shares of Common Stock of NEXIQ TECHNOLOGIES, INC. and herewith makes payment of $______ therefor, and requests that the certificates for such shares be issued in the name of, and delivered to __________, federal taxpayer identification number _______, whose address is _____________.

Dated: ---------------------------------------
       (Signature must conform to
        name of holder as specified on the
        face of the Warrant)

        ------------------------------------
        ------------------------------------
        (Address)

Signed in the presence of:


-----------------------------

                               FORM OF ASSIGNMENT
                   (To be signed only on transfer of Warrant)

         For value received, the undersigned hereby sells, assigns, and transfers unto _________, federal taxpayer identification number _________, whose address is ___________, the right represented by the within Warrant to purchase __________ shares of Common Stock of NEXIQ TECHNOLOGIES, INC. to which the within Warrant relates, and appoints ____________ Attorney to transfer such right on the books of NEXIQ TECHNOLOGIES, INC. with full power of substitution in the premises.

Dated:
     -----------------------------------
     (Signature must conform to
      name of holder as specified
      on the face of the Warrant)


     -----------------------------------
     (Address)


     Signed in the presence of:

     -----------------------------------

                           FORM OF NET ELECTION NOTICE
                   (To be signed only on exercise of Warrant)

     NEXIQ TECHNOLOGIES, INC.

         The undersigned, the holder of the within Warrant, hereby irrevocably elects to exercise this Warrant for the ________ shares of Common Stock of NEXIQ TECHNOLOGIES, INC. without payment by the undersigned of any additional consideration, and requests that certificates for a number of shares of Common Stock calculated in accordance with Section 1.5 of the Warrant be issued in the name of, and delivered to __________, federal taxpayer identification number _______, whose address is _____________.

Dated:
      -----------------------------------
     (Signature must conform to
      name of holder as specified on the
      face of the Warrant)

      -----------------------------------
      ------------------------------------
     (Address)


     Signed in the presence of:


     -------------------------------------


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